SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: Period February 26, 2002

PE

WMC LIMITED

ACN 004 820 419

Level 16, IBM Centre
60 City Road
Southbank, Victoria 3006
Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes a press release of WMC Limited made February 26, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

WMC LIMITED

By: ______________________

Name: R.E. Mallett

Title: Assistant Company Secretary

Date: February 26, 2002

To: The Manager
Announcements
Company Announcements Office

Public Announcement 2002-7

2001 Full Year Results and Appendix 4B

Please find attached for immediate release Public Announcement 2002-7 covering release of WMC's 2001 Full Year Results and Appendix 4B.

A copy of this public announcement can be viewed at WMC's internet site at www.wmc.com following its release to the market.

Peter Horton
Company Secretary

26 February 2002

WMC Limited
ACN 004 820 419

GPO Box 860K
Melbourne Vic. 3001
Australia

Level 16 IBM Centre
60 City Road
Southbank Vic. 3006
Australia

Tel +61 (0)3 9685 6000
Fax +61 (0)3 9685 6115

WMC prepares for two new world-class companies

	Calendar 2000 Full Year	Calendar 2001 Full Year
Equity profit after tax ($m)	764.9	401.7
- before significant items	741.1	308.5
Cashflow from Operations ($m)	1172.5	943.0
Capital Expenditure ($m)	468.6	456.9
Dividends (fully franked) (cents/share)	41	29
Earnings per share (cents)	67.9	36.4
Return on Equity (%)	16.4	8.3

Key Features

- Demerger proposal announced, splitting WMC into two new resource companies - WMC Resources and Alumina Limited
- Strong underlying operational performance achieved with record copper, gold and silver production at Olympic Dam, and capacity production rate reached at Queensland Fertilizer Operations (QFO)
- Operational performance constrained by the fire in the Solvent Extraction Plant at Olympic Dam and plant reliability issues at QFO
- Sound financial position achieved, meeting targets of repaying debt by $778 million (gearing declined to 30.3 per cent), reducing capital expenditure (4 per cent drop to $456.9 million) and delivering a cash flow-to-debt ratio of 45 per cent
- Global economic slowdown reduced metal demand, with conditions and prices deteriorating sharply in the second half of the year. Reduced nickel and alumina production reflected depressed demand and prices
- Sale of gold and talc operations realised profits above market expectations, establishing portfolio of world-class, long-life, low-cost assets
- Asset sales offset by Alcoa World Alumina & Chemicals (AWAC) asset write-downs ($80.9 million after tax) and Olympic Dam fire ($50.3 million after tax)

WMC prepares for two new world-class companies

WMC Chief Executive Officer Hugh Morgan said that WMC's full-year result demonstrated significant achievements in difficult conditions. The second half was unsatisfactory due to a combination of very weak markets and, in particular, the fire at Olympic Dam.

"However, this is not a true reflection of the performance of the assets in more normal conditions," Mr Morgan said.

"Despite difficult conditions, we generated very strong cash-flow from a portfolio of world-class, long-life, low-cost assets which will continue to provide a sound base for the two new companies, post-demerger," he said.

Mr Morgan said the profit result reflected heavily depressed prices and reduced production of nickel and alumina. As well, operational interruptions due to a fire at Olympic Dam, commissioning problems at the fertilizer operations and asset write-downs by Alcoa World Alumina and Chemicals (AWAC) had impacted on the result.

"As we reported, commodity prices were severely depressed in the second half of the year, with copper prices being at their lowest in ten years.

"However, what these difficult circumstances in 2001 revealed is WMC's operations' ability to generate a positive cash-flow throughout one of the worst periods of the resources cycle," Mr Morgan said.

The Group's equity operating profit after income tax was $401.7 million. The Group's equity operating profit after income tax was $308.5 million before individually significant items totalling $102.9 million. Individually significant items included profit on the sale of several operations: St Ives and Agnew gold operations ($170 million net of the hedge book close-out); interest in Mondo Minerals ($51.1 million); and Three Springs Talc ($20 million).

Profit from asset sales was partly offset by a write-down of AWAC assets ($80.9 million), losses following the fire at Olympic Dam ($50.3 million) and cost of redundancies and closure costs ($16.7 million).

Directors have declared a final dividend of 13 cents per share, bringing total dividends declared for the year to 29 cents. Return on shareholders' equity for 2001 was 8.3%.

"Although deteriorating market and other difficult conditions led to a decrease in operating cash-flow, we made significant achievements, including meeting our key target of repaying debt by $778 million," Mr Morgan said.

"While cash-flow in 2002 will depend on business conditions, at current prices and exchange rates, we are confident that cash-flow will be sufficient to achieve further debt reduction and meet our growth targets and capital expenditure forecast."

Mr Morgan said the strength of WMC's operations was reflected in the record copper, gold and silver production achieved at Olympic Dam and the fertilizer operation reaching capacity production rate in December.

"Despite the fire, Olympic Dam achieved a record performance and, with our expansion plans on track, it can expect to continue producing an impressive cash-flow. We also expect the fertilizer operations to produce at close to capacity throughout the year, now that plant issues have been addressed," he said.

Nickel continued to be a profitable producer, with record performance achieved at Mt Keith and the Kwinana Nickel Refinery. This was despite nickel prices being the lowest for several years.

WMC's alumina asset (40% of AWAC) maintained profitability in a weak market and paid healthy dividends of $377million.

"We are confident that our portfolio of assets now enable the creation of two companies, each with strong cash-flows and significant growth potential. The two separate companies will have large, long-life and low cost assets; they will remain Australian-based and listed as part of the ASX top 50 and, importantly, will have greater valuation transparency," Mr Morgan said.

The two companies will be WMC Resources Ltd. and Alumina Ltd. Alumina Ltd. will contain little or no debt and will reflect a "look through" valuation of AWAC and Alcoa. Standard & Poors Evaluation Service has determined a long-term BBB stable rating outlook for WMC Resources post the demerger which is a solid investment grade rating.

Mr Morgan said the demerger proposal was on track, with a Scheme of Arrangement Booklet to be distributed to shareholders in May and an Extraordinary General Meeting to be held on 18 June, subject to regulatory approvals.

Media contact:

Tania Price, Group Manager – Public Affairs
(03) 9685 6233 or 0419 502 852

Analyst / Shareholder contact:

Ursula McGinnes, Manager – Shareholder Communications
(03) 9685 6274 or 0419 371 963

WMC Limited - ABN 85 004 820 419

Financial Year ended 31 December 2001 ("Current Period")
Equity Accounted Results for Announcement to the Market

			% change *		$A million
1.4	Revenue from ordinary activities	up	8.0	to	3,676.2
1.25	Profit from ordinary activities after tax (before amortisation of goodwill) attributable to members	down	46.4	to	419.4
1.28	Profit from ordinary activities after tax attributable to members	down	47.5	to	401.7
2.4	Profit from extraordinary items after tax attributable to members				Nil
1.14	NET PROFIT ATTRIBUTABLE TO MEMBERS OF WMC LIMITED	down	47.5	to	401.7

Dividends

		Current Period Year ended 31 Dec 2001	Previous Corresponding Period Year ended 31 Dec 2000
15.4	Final dividend per share	13¢	20¢
15.5	Amount per share franked at 30% (2000: 34%) income tax rate.	13¢	20¢
15.2	Record date for determining entitlements to the dividend is 24 April 2002.		

* *The comparative period is for the financial year ended 31 December 2000.*

Consolidated Profit and Loss Statement

		Year ended 31 Dec 2001 $A million	Year ended 31 Dec 2000 $A million
1.1	Revenue from operating activities (see item 1.30)	2,796.9	3,092.0
1.2	Interest revenue	154.3	152.3
1.3	Other revenue	725.0	159.5
1.4	Revenue from ordinary activities (see item 1.36)	3,676.2	3,403.8
1.5	Expenses from ordinary activities (see item 1.42)	(3,332.5)	(2,536.0)
1.6	Borrowing costs (net borrowing costs were $140.9M for 2001 and $148.1M for 2000)	(295.2)	(300.4)
1.7	Share of net profit of associates and joint venture entities (see item 16.8)	279.1	371.2
1.8	**Profit from ordinary activities before tax**	**327.6**	**938.6**
1.9	Income tax credit/(expense) on ordinary activities	76.3	(170.5)
1.10	**Profit from ordinary activities after tax**	**403.9**	**768.1**
1.11	Profit from extraordinary items after tax	-	-
1.12	**Net profit**	**403.9**	**768.1**
1.13	Net profit attributable to outside equity interests	(2.2)	(3.2)
1.14	**Net profit for the year attributable to members of WMC Limited**	**401.7**	**764.9**

Consolidated Retained Earnings

1.15	Retained profits at the beginning of the financial year	1,368.3	1,058.4
1.16	Net profit attributable to members (item 1.14)	401.7	764.9
1.17	Net transfers to and from reserves	2.6	-
1.18	Net effect of changes in accounting policies	-	-
1.19	Dividends and other equity distributions paid or payable	(320.9)	(455.0)
1.20	**Retained profits at the end of financial year**	**1,451.7**	**1,368.3**

Profit restated to exclude amortisation of goodwill

1.21	Profit from ordinary activities after tax before outside equity interests (item 1.12)	403.9	768.1
1.22	Amortisation of goodwill (item 2.1)	17.7	17.7
1.23	Profit from ordinary activities after tax before outside equity interests and amortisation of goodwill	421.6	785.8
1.24	Add/(Less) outside equity interests (item 1.13)	(2.2)	(3.2)
1.25	**Profit from ordinary activities after tax (before amortisation of goodwill) attributable to members**	**419.4**	**782.6**

Profit from ordinary activities attributable to members

1.26	Profit from ordinary activities after tax (item 1.10)	403.9	768.1
1.27	Add/(Less) outside equity interests (item 1.13)	(2.2)	(3.2)
1.28	**Profit from ordinary activities after tax, attributable to members of WMC Limited**	**401.7**	**764.9**

Revenue and expenses from ordinary activities

		Year ended 31 Dec 2001 $A million	Year ended 31 Dec 2000 $A million
Revenue from ordinary activities			
1.29	Sale of goods	2,796.9	3,092.0
1.30	**Revenue from operating activities**	**2,796.9**	**3,092.0**
1.31	Interest received/receivable	154.3	152.3
1.32	Proceeds from disposal of non-current assets	685.9	70.1
1.33	Rents	1.8	1.5
1.34	Insurance income	23.1	65.5
1.35	Other income	14.2	22.4
1.36	**Revenue from ordinary activities**	**3,676.2**	**3,403.8**
Expenses from ordinary activities			
1.37	Cost of goods sold	2,232.4	1,953.5
1.38	Selling and distribution	165.8	149.9
1.39	General and administrative	241.3	217.8
1.40	Exploration and evaluation	95.1	79.8
1.41	Other expenses from ordinary activities*	597.9	135.0
1.42	**Expenses from ordinary activities**	**3,332.5**	**2,536.0**

* Other expenses from ordinary activities includes:-		
Written down value of assets sold/scrapped	410.8	77.0
Amortisation – non-production	16.1	22.3
Provision for:		
- diminution in value of investments	0.2	1.2
- obsolescence of stores	4.0	3.8
Bad debts written off/provided for	-	3.4
Research and development written off	0.4	1.4
Write down of inventories to net realisable value	7.7	6.2
Stock written off	20.5	17.4
Loss on the early termination of commodity and currency hedging associated with the gold operations disposed of	103.2	-
Foreign exchange loss	0.6	-
Cost of corporate redundancies	11.4	-
Other	23.0	2.3
Total other expenses from ordinary activities	**597.9**	**135.0**

Significant Items

The following items are included in profit from ordinary activities and disclosed as significant items due to their size or nature.

		Year ended 31 Dec 2001 $A million	Year ended 31 Dec 2000 $A million
1.43	Proceeds from the sale of the St Ives and Agnew gold operations	457.0	-
1.44	Book value of assets disposed and costs associated with sale	(218.2)	-
1.45	Net loss on the early termination of commodity and currency hedging associated with the gold operations	(103.2)	-
1.46	Profit on sale	135.6	-
1.47	Income tax benefit	34.4	-
		170.0	-
1.48	Proceeds from the sale of Three Springs Talc Operation	56.0	-
1.49	Book value of assets disposed	(37.4)	-
1.50	Profit on sale	18.6	-
1.51	Income tax benefit	1.4	-
		20.0	-
1.52	Write off of assets and costs associated with the fire at Olympic Dam solvent extraction plant	(71.8)	-
1.53	Income tax benefit	21.5	-
		(50.3)	-
1.54	Proceeds from sale of equity interest in Mondo Minerals	122.2	-
1.55	Carrying value of investment in Mondo Minerals	(61.0)	-
1.56	Profit on sale of equity interest	61.2	-
1.57	Income tax expense	(10.1)	-
		51.1	-
1.58	Cost of redundancies and closure costs associated with the restructuring of the WMC service and exploration functions	(21.5)	-
1.59	Income tax benefit	4.8	-
		(16.7)	-
1.60	Equity share of write down of AWAC refining and chemical assets and associated provisions	(88.0)	-
1.61	Equity share of income tax benefit	7.1	-
		(80.9)	-
1.62	Proceeds from the sale of tenements at Kambalda	-	38.0
1.63	Book value of tenements disposed	-	(17.8)
1.64	Profit on sale	-	20.2
1.65	Income tax benefit	-	3.6
		-	23.8
1.66	**Total Significant Items after Tax**	**93.2**	**23.8**

Intangible and Extraordinary Items

	Consolidated-Year ended 31 December 2001	Before tax $A million	Related tax $A million	Related outside equity interests $A million	Amount (after tax) attributable to members $A million
2.1	Amortisation of goodwill: (equity associates)	17.7	-	-	17.7
2.2	Amortisation of other intangibles	17.8	(5.3)	-	12.5
2.3	**Total amortisation of intangibles**	**35.5**	**(5.3)**	**-**	**30.2**
2.4	**Extraordinary items**	There were no extraordinary items			

	Consolidated-Year ended 31 December 2000	Before tax $A million	Related tax $A million	Related outside equity interests $A million	Amount (after tax) attributable to members $A million
2.1	Amortisation of goodwill: (equity associates)	17.7	-	-	17.7
2.2	Amortisation of other intangibles	14.6	(5.0)	-	9.6
2.3	**Total amortisation of intangibles**	**32.3**	**(5.0)**	**-**	**27.3**
2.4	**Extraordinary items**	There were no extraordinary items			

Comparison of Half Year Profits (Equity Accounted)

		Year ended 31 Dec 2001 $A million	Year ended 31 Dec 2000 $A million
3.1	Consolidated profit from ordinary activities after tax attributable to members for the 1st half year(item 1.14 in the half yearly report)	274.3	402.7
3.2	Consolidated profit from ordinary activities after tax attributable to members for the 2nd half year	127.4	362.2
3.3	**Total consolidated profit from ordinary activities after tax attributable to members (Item 1.14)**	**401.7**	**764.9**

Income Tax

		Year ended 31 Dec 2001 $A million	Year ended 31 Dec 2000 $A million
(a)	**Profit from ordinary activities before tax (Item 1.8)**	327.6	938.6
	Add: excess of equity accounted carrying value over cost of equity investment sold during year	1.2	-
	Add/(Less): excess/(shortfall) of dividends received/receivable over equity share of profits	97.9	(116.5)
		426.7	822.1
	Prima facie tax expense at the rate of 30% (2000: 34%)	**(128.0)**	**(279.5)**
	The following items caused the total charge for income tax to vary from the above:		
	Rebateable and exempt dividends	377.0	254.8
	Development allowances	-	0.8
	Additional claim for research and development expenditure	3.2	1.5
	Exempt income	5.3	3.7
	Exchange gains/(losses)	7.6	-
	Non-assessable capital gains/(losses)	41.5	21.6
	Non-deductible depreciation and amortisation	1.2	(5.7)
	Non-deductible expenses	(7.3)	(11.9)
	Attributable foreign source income	(2.8)	(5.2)
	Net Movement	425.7	259.6
	Tax effect of the above adjustments at 30% (2000: 34%)	127.7	88.2
	Variance between Australian and foreign tax rates	0.8	(1.8)
	Future income tax benefits not brought to account	(17.2)	(4.6)
	Recognition of future income tax benefits not previously brought to account	86.0	9.6
	Withholding tax	0.5	(2.2)
	Over provision of tax in prior years	6.5	19.8
	Consequent reduction in charge for income tax	204.3	109.0
	Income tax credit/(expense) for the year	**76.3**	**(170.5)**
	Comprising:		
	Current income tax	(3.3)	(6.0)
	Deferred income tax	(112.7)	(336.0)
	Income tax benefit	185.8	151.7
	Over provision of tax in prior years	6.5	19.8
	Total income tax credit/(expense)	**76.3**	**(170.5)**

Income Tax (cont)

		Year ended 31 Dec 2001 $A million	Year ended 31 Dec 2000 $A million
(b)	**Tax losses and other timing differences**		
	As at 31 December, the following after tax effect of future income tax benefits has not been brought to account:		
	Opening balance	149.8	138.2
	Tax benefits (utilised)/not utilised	(68.8)	(5.0)
	Reassessment of Future Income Tax Benefits not brought to account	29.6	16.6
		110.6	149.8
	The future income tax benefits not brought to account are attributable to:		
	-Income tax losses	135.5	80.2
	-Income tax timing differences	2.1	19.6
	-Capital timing differences	(151.6)	(149.6)
	-Capital losses	124.6	199.6
		110.6	149.8

Realisation of future benefits attributable to tax losses and timing differences will only arise in the event that:

i *the Company, or where applicable another Group company, derives future assessable income within the prescribed time limit of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;*

ii *the Group companies continue to comply with the conditions for deductibility imposed by the law; and*

iii *no changes in tax legislation adversely affect the Group companies in realising the benefit from the deductions for the losses.*

Consolidated Balance Sheet

		31 Dec 2001 $A million	30 June 2001 $A million	31 Dec 2000 $A million
Current Assets				
4.1	Cash assets	214.4	312.1	90.0
4.2	Receivables - trade debtors	207.6	298.5	371.8
4.3	Receivables - other	288.4	479.9	319.3
4.4	Other financial assets	20.1	14.5	11.9
4.5	Inventories	410.2	459.9	456.2
4.6	Deferred hedging losses (net)	157.7	490.7	159.8
4.7	Other	72.8	85.6	65.1
4.8	**Total current assets**	**1,371.2**	**2,141.2**	**1,474.1**
Non-current Assets				
4.9	Receivables	481.4	626.5	601.0
4.10	Investments in associates/jointly controlled entities	1,675.6	1,576.3	1,803.1
4.11	Other financial assets	21.7	20.8	30.5
4.12	Inventories	82.4	73.2	85.1
4.13	Exploration and evaluation expenditure capitalised (see item 5.8)	64.5	61.6	33.7
4.14	Mine properties under development (see item 6.7)	0.5	12.0	14.0
4.15	Other property, plant and equipment (net)	4,774.8	5,098.3	5,179.1
4.16	Deferred hedging losses (net)	1,188.2	1,233.3	876.7
4.17	Deferred tax assets	303.7	235.5	181.8
4.18	Other	48.3	74.9	92.1
4.19	**Total non-current assets**	**8,641.1**	**9,012.4**	**8,897.1**
4.20	**Total assets**	**10,012.3**	**11,153.6**	**10,371.2**
Current Liabilities				
4.21	Payables	856.4	947.9	660.6
4.22	Interest-bearing liabilities	584.3	991.9	364.1
4.23	Current tax liabilities	7.7	12.0	4.4
4.24	Provisions	220.7	249.6	281.3
4.25	Deferred realised profits- 1998 gold hedge close out	-	41.0	49.8
4.26	Other	13.2	22.1	17.1
4.27	**Total current liabilities**	**1,682.3**	**2,264.5**	**1,377.3**
Non-current Liabilities				
4.28	Payables	1,197.7	1,527.8	1,126.5
4.29	Interest-bearing liabilities	1,737.7	1,844.2	2,580.2
4.30	Deferred tax liabilities	434.9	486.6	412.5
4.31	Provisions	97.0	118.1	107.0
4.32	Deferred realised profits-1998 gold hedge close out	-	45.1	61.2
4.33	Other	9.3	12.2	16.8
4.34	**Total non-current liabilities**	**3,476.6**	**4,034.0**	**4,304.2**
4.35	**Total liabilities**	**5,158.9**	**6,298.5**	**5,681.5**
4.36	**Net assets**	**4853.4**	**4855.1**	**4689.7**

Consolidated Balance Sheet (cont)

		31 Dec 2001 $A million	30 June 2001 $A million	31 Dec 2000 $A million
Equity				
4.37	Contributed equity	3,190.9	3,169.3	3,123.3
	Reserves:			
4.38	- Group	129.9	131.3	103.9
4.39	- Associates/jointly controlled entities	71.9	80.7	80.7
	Retained profits:			
4.40	- Group	1,042.3	1,171.7	844.4
4.41	- Associates/jointly controlled entities	409.4	294.1	523.9
4.42	**Equity Attributable to members of the parent entity**	4,844.4	4,847.1	4,676.2
4.43	Outside equity interests in controlled entities	9.0	8.0	13.5
4.44	**TOTAL EQUITY**	**4,853.4**	**4,855.1**	**4,689.7**

Exploration and Evaluation Expenditure Capitalised

		Year ended 31 Dec 2001 $A million	Year ended 31 Dec 2000 $A million
5.1	Opening balance	33.7	27.0
	Expenditure incurred during current year:		
5.2	- Grassroots expenditure	57.2	51.2
5.3	- Additional, supporting existing operations	19.3	21.1
5.4	- Evaluation expenditure	18.6	11.4
5.5	Expenditure written off during current year	(92.2)	(80.1)
5.6	Acquisitions, disposals, capitalised depreciation, etc	27.9	3.1
5.7	Expenditure transferred to development properties	-	-
5.8	Closing balance as shown in the balance sheet (Item 4.13)	64.5	33.7

Mine Properties Under Development

		Year ended 31 Dec 2001 $A million	Year ended 31 Dec 2000 $A million
6.1	Opening balance	14.0	29.0
6.2	Expenditure incurred during current year	3.8	27.3
6.3	Expenditure transferred from exploration and evaluation	-	-
6.4	Expenditure amortised/written off during current year	-	(0.1)
6.5	Acquisitions, disposals, reclassification's, etc	(13.6)	(17.9)
6.6	Expenditure transferred to mine properties	(3.7)	(24.3)
6.7	Closing balance as shown in the balance sheet (Item 4.14)	0.5	14.0

Consolidated Statement of Cash Flows

		Year ended 31 Dec 2001 $A million	Year ended 31 Dec 2000 $A million
Cash Flows Related to Operating Activities			
7.1	Receipts from customers	2,981.0	3,030.2
7.2	Early close out of Gold Hedging book in 1998	-	7.9
7.3	Payments to suppliers and employees	(2,212.7)	(1,904.9)
7.4	Dividends received from associates/jointly controlled entities	377.0	274.4
7.5	Interest and other items of a similar nature received	51.5	88.0
7.6	Borrowing costs paid	(204.9)	(246.2)
7.7	Income taxes paid	(6.7)	(5.9)
7.8	Proceeds from insurance claims	34.3	1.3
	Cash expenditure on exploration:		
7.9	- Grassroots	(57.2)	(51.2)
7.10	- Additional, supporting existing operations	(19.3)	(21.1)
7.11	**Net operating cash flows**	**943.0**	**1,172.5**
Cash Flows Related to Investing Activities			
7.12	Payments for purchase of property, plant and equipment	(426.8)	(436.0)
7.13	Proceeds from the sale of the St Ives and Agnew gold operations	432.0	-
7.14	Proceeds from the sale of Three Springs Talc Operation	56.0	-
7.15	Proceeds from sale of equity interest in Mondo Minerals	122.2	-
7.16	Proceeds from the sale of property, plant and equipment	64.2	32.5
7.17	Proceeds from insurance claims	23.6	17.1
7.18	Proceeds from/ (payments for) other investments	24.9	5.5
7.19	Proceeds from/(payments for) short term investments	(8.6)	(1.0)
7.20	Proceeds from interest rate swap close out	11.7	-
7.21	Proceeds from gold hedge close out	21.7	-
7.22	Evaluation expenditure	(30.1)	(8.5)
7.23	Payment for option to conduct feasibility study	-	(28.6)
7.24	Research and development expenditure	-	(0.3)
7.25	**Net investing cash flows**	**290.8**	**(419.3)**
Cash Flows Related to Financing Activities			
7.26	Proceeds from issues of securities (shares, options)	67.6	21.1
7.27	Payment for buyback of ordinary shares	-	(417.4)
7.28	Proceeds from borrowings	277.2	745.0
7.29	Repayment of borrowings	(1,055.5)	(782.7)
7.30	Dividends paid	(396.4)	(350.5)
7.31	Distributions to outside equity interests	(1.0)	(2.1)
7.32	**Net financing cash flows**	**(1,108.1)**	**(786.6)**
Net Increase/ (Decrease) in Cash Held		125.7	**(33.4)**
7.33	"Cash" at beginning of period	86.1	106.8
7.34	Exchange rate adjustments to Item 7.33 above	2.4	12.7
7.35	**"Cash" at end of period**	**214.2**	**86.1**

Non-Cash Financing and Investing Activities

Proceeds of $25 million from the sale of the St Ives and Agnew gold operations were not yet received as at 31 December 2001.

Reconciliation of "Cash"

		Year ended 31 Dec 2001 $A million	Year ended 31 Dec 2000 $A million
	"Cash" at the end of the period as shown in the consolidated statement of cash flows is reconciled to the related items in the accounts as follows:		
8.1	Cash on hand and at bank	106.3	43.4
8.2	Money market deposits (with maturity of three months or less)	108.1	46.6
8.3	Cash assets (Item 4.1)	214.4	90.0
8.4	Bank overdrafts	(0.2)	(3.9)
8.5	**Total = "Cash" at end of period (Item 7.35)**	**214.2**	**86.1**

Ratios

		Year ended 31 Dec 2001 %	Year ended 31 Dec 2000 %
Profit before Tax/Revenue			
9.1	Consolidated profit from ordinary activities before tax (Items 1.8) as a percentage of revenue (Item 1.4)	8.9	27.6
Profit after Tax/Equity Interests			
9.2	Consolidated net profit from ordinary activities after tax attributable to members (Item 1.14) as a percentage of equity at the end of the year (Item 4.42)	8.3	16.4

Earnings per Share (EPS)

		Year ended 31 Dec 2001	Year ended 31 Dec 2000
	Calculation of basic, and fully diluted, EPS in accordance with AASB 1027: Earnings per Share		
	Equity accounted earnings in cents per ordinary share		
10.1	(a) Basic EPS	36.4¢	67.9¢
	Diluted earnings per share is not materially different to basic earnings per share		
10.3	Weighted average number of ordinary shares used for the calculation	1,103,323,901	1,127,115,419

Details of Specific Receipts/Outlays, Revenues/Expenses for the Period

		Year ended 31 Dec 2001 $A million	Year ended 31 Dec 2000 $A million
12.1	Interest revenue included in Item 1.2	154.3	152.3
12.2	Interest revenue included in Item 12.1 but not yet received	10.2	15.2
12.3	Interest costs excluded from borrowing costs, capitalised in asset values	-	24.9
12.4	Outlays capitalised in intangibles	-	-
12.5	Depreciation and amortisation excluding amortisation of intangibles	578.4	496.2
12.6	Amortisation of intangibles	35.5	32.3

Control Gained Over Entities Having Material Effect

13.1 There were no material gains of control.

Loss of Control of Entities Having Material Effect

14.1 There were no material losses of control.

Reports for Industry and Geographical Segments

(a) Industry segments

A$ Million

	Year ended 31 December 2001		Year ended 31 December 2000	
	Net external sales[i]	Pre-tax Segment profit	Net external sales[i]	Pre-tax Segment profit
Industry segments				
Copper/Uranium	913.2	150.8	894.8	262.5
Alumina/Aluminium[ii]	-	275.7	-	366.7
Nickel	1,342.4	288.4	1,862.1	823.2
Fertilizer	382.4	(59.9)	229.6	(52.7)
Gold [iii]	421.4	52.8	350.0	32.2
Other [iv]	19.6	(0.8)	23.4	5.2
Corporate and unallocated				
Assets Sales [vii] [x]	-	218.7	-	20.2
Currency and Commodity Hedging[xiv]	(282.1)	(282.1)	(267.9)	(267.9)
New Business	-	(43.6)	-	(11.1)
Regional Exploration [xi]	-	(63.9)	-	(53.8)
Corporate [ix]	-	(69.2)	-	(43.4)
Finance and other costs	-	(0.6)	-	2.4
Net Borrowing costs	-	(140.9)	-	(148.1)
Economic Entity[v]	2,796.9	325.4	3,092.0	935.4

	6 months ended 31 December 2001		6 months ended 30 June 2001	
	Net external sales[i]	Pre-tax Segment profit	Net external sales[i]	Pre-tax Segment profit
Industry segments				
Copper/Uranium	439.7	22.7	473.5	128.1
Alumina/Aluminium[ii]	-	116.6	-	159.1
Nickel	610.5	59.5	731.9	228.9
Fertilizer	124.1	(61.4)	258.3	1.5
Gold [iii]	226.8	30.5	194.6	22.3
Other [iv]	6.6	(7.4)	13.0	6.6
Corporate and unallocated				
Asset Sales[viii] [x]	-	157.5	-	61.2
Currency and Commodity Hedging	(166.9)	(166.9)	(115.2)	(115.2)
New Business	-	(21.6)	-	(22.0)
Regional Exploration [xi]	-	(33.8)	-	(30.1)
Corporate [ix]	-	(28.0)	-	(41.2)
Finance and other costs	-	(3.5)	-	2.9
Net Borrowing costs	-	(59.1)	-	(81.8)
Economic Entity[v]	1,240.8	5.1	1,556.1	320.3

Reports for Industry and Geographical Segments (cont)

(a) Industry segments (cont)

A$ Million

	Year ended 31 December 2001			Year ended 31 December 2000		
	Capital expenditure	Depreciation and amortisation	Total assets	Capital expenditure	Depreciation and amortisation	Total assets
Industry segments						
Copper/Uranium	75.3	181.9	2,811.1	79.9	190.3	3,098.0
Alumina/Aluminium	-	17.7	1,675.6	-	17.7	1,742.6
Nickel	227.1	222.5	1,691.1	155.5	203.8	1,801.0
Fertilizer	42.3	66.0	1,137.3	96.2	26.8	1,162.0
Gold (iii)	99.9	112.8	89.5	111.4	79.2	298.7
Other (iv)	3.2	6.6	104.2	9.6	5.9	238.6
Corporate and unallocated						
New Business	0.4	-	-	9.0	-	-
Corporate (xiii)	8.7	6.4	1,157.6	7.0	4.8	993.8
Economic Entity (xiii)	456.9	613.9	8,666.4	468.6	528.5	9,334.7

A$ Million

	6 months ended 31 December 2001			6 months ended 30 June 2001		
	Capital expenditure	Depreciation and amortisation	Total assets	Capital expenditure	Depreciation and amortisation	Total assets
Industry segments						
Copper/Uranium	53.8	88.5	2,811.1	21.5	93.4	2,926.5
Alumina/Aluminium	-	8.8	1,675.6	-	8.9	1,576.3
Nickel	102.9	120.6	1,691.1	124.2	101.9	1,787.3
Fertilizer	23.8	37.9	1,137.3	18.5	28.1	1,172.3
Gold (iii)	46.9	60.0	89.5	53.0	52.8	344.9
Other (iv)	0.4	2.3	104.2	2.8	4.3	107.9
Corporate and unallocated						
New Business	0.4	-	-	-	-	-
Corporate (xiii)	4.3	3.0	1,157.6	4.4	3.4	1,514.4
Economic Entity (xiii)	232.5	321.1	8,666.4	224.4	292.8	9,429.6

Reports for Industry and Geographical Segments (cont)

(b) Geographical segments

Year ended 31 December 2001 — A$ Million

	Capital expenditure	Depreciation and amortisation	Total assets	Net external sales[i]	Segment profit
Australia [vi]	447.4	606.0	6,669.3	3,079.0	912.6
North America	0.2	0.8	665.5	-	(211.9)
Other	0.2	0.7	174.0	-	6.3
Corporate and unallocated					
Asset sales [x]	-	-	-	-	218.7
Currency and Commodity Hedging[xiv]	-	-	-	(282.1)	(282.1)
New Business	0.4	-	-	-	(43.6)
Regional Exploration [xi]	-	-	-	-	(63.9)
Corporate [ix] [xiii]	8.7	6.4	1,157.6	-	(69.2)
Finance and other costs	-	-	-	-	(0.6)
Net Borrowing costs	-	-	-	-	(140.9)
Economic Entity [xiii]	456.9	613.9	8,666.4	2,796.9	325.4

Year ended 31 December 2000 — A$ Million

	Capital expenditure	Depreciation and amortisation	Total assets	Net external sales[i]	Segment profit
Australia [vi]	451.6	522.2	7,368.1	3,359.9	1,385.6
North America	0.7	1.0	736.4	-	18.5
Other	0.3	0.5	236.4	-	33.0
Corporate and unallocated					
Asset sales [vii]	-	-	-	-	20.2
Currency and Commodity Hedging[xiv]	-	-	-	(267.9)	(267.9)
New Business	9.0	-	-	-	(11.1)
Regional Exploration	-	-	-	-	(53.8)
Corporate [xiii]	7.0	4.8	993.8	-	(43.4)
Finance and other costs	-	-	-	-	2.4
Net Borrowing costs	-	-	-	-	(148.1)
Economic Entity [xiii]	468.6	528.5	9,334.7	3,092.0	935.4

Reports for Industry and Geographical Segments (cont)

Notes:-

i Net external sales revenue includes intermediate product sales. Inter segment sales are insignificant.

ii Contribution from AWAC is equity accounted profit after tax and includes goodwill amortisation and WMC business unit costs. Total assets equal the equity accounted investment.

iii Gold is net of minority interest. St Ives and Agnew gold operations were sold on 30 November 2001.

iv Other includes industrial minerals until 30 September 2001 and other minor activities.

v Pre-tax Segment profit is net of minority interest.

vi Includes all nickel sales.

vii Year 2000 includes the following significant item :- Profit on sale of tenements at Kambalda of $20.2 million.

viii 1st Half 2001 includes the following significant item :- Profit on sale of equity interest in Mondo Minerals of $61.2 million.

ix Year 2001 includes the following significant item :- Cost of redundancies of $11.4 million.

x Year 2001 includes the following significant items :- Profit on sale of equity interest in Mondo Minerals of $61.2 million, Profit on sale of the St Ives and Agnew gold operations of $135.6 million and Profit on the sale of Three Springs Talc of $18.6 million.

xi 2nd Half 2001 and Year 2001 includes the following significant item :- Cost of redundancies and closure costs of $10.1 million.

xii Total net external sales are made to the following countries / regions (Comparison for year to 31 December 2000 in brackets): Australia 29(26) per cent, Europe 28(26) per cent, Japan 13 (16) per cent, North America 13(13) per cent, Taiwan 4(10) per cent, and Other 13(9) per cent.

xiii Excludes deferred losses on hedging contracts of $1,345.9 million (June 2001: $1,724.0 million; Dec 2000: $1,036.5 million).

xiv Currency and commodity hedging relates to sales revenue of the business units as follows:-

	$A Millions	
	2001	2000
Copper/Uranium	(109.3)	(96.8)
Nickel	(150.3)	(216.7)
Fertilizer	(31.3)	(7.1)
Gold	8.8	52.7
	(282.1)	(267.9)

Dividends

15.1 A final dividend has been provided for and declared payable on 15 May 2002.

15.2 Record date to determine entitlements to the dividend is 24 April 2002.

15.3 A final dividend has been declared.

Amount per Share

		Year ended 31 Dec 2001 (cents)	Year ended 31 Dec 2000 (cents)
	Final dividend		
15.4	Amount per share	13¢	20¢
15.5	Amount franked at 30% (2000: 34%) income tax rate	13¢	20¢
	Interim dividend per share		
15.6	Amount per share	16¢	21¢
15.7	Amount franked at 30% (2000: 34%) income tax rate	16¢	21¢

Total Dividends Per Security (interim plus final)

		Year ended 31 Dec 2001 (cents)	Year ended 31 Dec 2000 (cents)
15.8	Ordinary Securities	29¢	41¢
15.9	**Total**	29¢	41¢

Final Dividend

		Year ended 31 Dec 2001 A$ million	Year ended 31 Dec 2000 A$ million
15.10	Ordinary Securities	144.1	219.6
15.11	**Total**	144.1	219.6

Details of aggregate share of results of Associates

		Year ended 31 Dec 2001 $A million	Year ended 31 Dec 2000 $A million
	WMC's share of associates/jointly controlled entities:		
16.1	Profit from ordinary activities before income tax and goodwill amortisation	494.2	594.1
16.2	Amortisation of equity goodwill	(17.7)	(17.7)
16.3	Income tax on ordinary activities	(197.4)	(205.2)
16.4	Profit from ordinary activities after income tax #	279.1	371.2
16.5	Extraordinary items net of tax	-	-
16.6	Net profit	279.1	371.2
16.7	Outside equity interests	-	-
16.8	**Net profit attributable to members of WMC**	**279.1**	**371.2**
16.9	Dividends received/receivable by WMC	(377.0)	(254.7)
16.10	**Surplus/(shortfall) of equity share of profits over dividends received**	**(97.9)**	**116.5**

Profit from ordinary activities after income tax includes the significant item noted on page 4.

Material Interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities:

			Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit	
			Year ended 31 Dec 2001	Year ended 31 Dec 2000	Year ended 31 Dec 2001 $A million	Year ended 31 Dec 2000 $A million
17.1		**Equity accounted associates**				
	(i)	AWAC	40%	40%	280.9	370.9
		- Alcoa of Australia Ltd	39.25%	39.25%		
		Amortisation of equity goodwill realised on establishment of AWAC	n/a	n/a	(1.8)	(1.8)
	(ii)	Other - Mondo Minerals#	Nil	50%	-	2.1
17.2		Total			279.1	371.2
17.3		**Other material interests**			Nil	Nil

On 24 January 2001 WMC sold its 50 per cent interest in the Mondo Minerals Talc Joint Venture, effective from 1 January 2001.

Issued and quoted securities at end of current period

	Category of Securities	Date of Issue	Number issued	Number quoted	Issue price per share ($)	Amount paid up per share (cents)
18.1	**Ordinary shares**					
	Fully paid		1,108,821,653	1,108,821,653		
	Partly paid:	21 December 1987	362,000	Nil	5.82	5
		25 November 1988	267,000	Nil	4.98	5
			629,000	Nil		
	Changes during current period:					
18.2	(a) Issued during current year*		10,922,927	10,922,927	Various	
	(b) Decreases through buybacks#		Nil			

	Unquoted employee options to acquire fully paid ordinary shares	Number issued	Number Quoted	Exercise Price	Expiry Date
18.3	Balance at end of current year	10,000	Nil	$7.76	2 April 2002
		5,000	Nil	$8.23	11 June 2002
		375,000	Nil	$5.40	22 December 2002
		675,300	Nil	$4.91	22 December 2002
		375,000	Nil	$5.37	21 December 2003
		1,246,870	Nil	$4.88	21 December 2003
		4,617,753	Nil	$8.42	17 December 2004
		8,586,940	Nil	$7.52	18 December 2005
		11,173,500	Nil	$9.35	30 November 2006
		27,065,363			
	Changes during current period:				
18.4	Issued during the current year	11,173,500	Nil	$9.35	30 November 2006
18.5	Exercised during the current year	3,045,300	Nil	$7.37	16 December 2001
		1,037,100	Nil	$4.91	22 December 2002
		2,391,520	Nil	$4.88	21 December 2003
		3,135,947	Nil	$8.42	17 December 2004
		1,170,560	Nil	$7.52	18 December 2005
		10,780,427			
18.6	Expired/lapsed during the current year	73,700	Nil	-	16 December 2001
		14,500	Nil	-	22 December 2002
		12,000	Nil	-	21 December 2003
		287,800	Nil	-	17 December 2004
		655,900	Nil	-	18 December 2005
		1,043,900			

* *During the year 142,500 partly paid shares were converted to fully paid shares under the Employee Share Plan, 10,780,427 employee options were exercised and 1,043,900 employee options have lapsed.*

\# *On 15 March 2000 the Directors announced that the Company proposed to buy-back up to 5% of its ordinary fully paid shares on-market. On 13 February 2001 the Directors extended the buy-back by a further 5%. During the year no fully paid shares were purchased under the on-market buy-back.*

Basis of Accounts Preparation

This preliminary final report is for the year ended 31 December 2001, and has been prepared in accordance with the Australian Stock Exchange Listing Rules as they relate to Appendix 4B and in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001. It is recommended that this report be read in conjunction with any public announcements made by WMC Limited during the reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year.

Review of Operations and Comments by Directors

(Comments are for the year ended 31 December 2001 with comparatives for the year ended 31 December 2000)

Proposal to Demerge

In November 2001, the Company announced a proposal to demerge into two separately listed companies. This proposal followed a confidential and conditional approach by Alcoa Inc seeking a recommendation by the Board for a takeover offer by Alcoa of $10.20 per WMC share. The Board was unable to provide a recommendation on the basis that it could not be reconciled with an independent valuation of the company and would not be in the best interests of shareholders. However, Alcoa was able to make an offer directly to shareholders, but chose not to.

Our preference has always been to continue running and growing the company as an independent entity. However as a consequence of Alcoa's confidential approach and the potential lack of alternative bidders due to anti-trust and other issues in relation to alumina, rather than wait until Alcoa could return at a time of its choosing the Board chose to protect value through demerging.

The Board believes that the proposed demerger will maximise the value of the Company's AWAC interest, will eliminate any effect of the perceived uncertainties posed by the AWAC agreements on the valuation of the Company's other businesses, and will allow the management of each separate entity to focus specifically on that particular entity and its underlying business and needs. It is the Board's view that each separately listed entity will have a viable independent future and each will vigorously pursue a business strategy designed to grow value for shareholders.

Documentation concerning the demerger is expected to be dispatched to shareholders in May 2002, with a meeting of shareholders planned for June 2002.

Financial Result

The Group's equity operating profit after income tax attributable to the Company's shareholders was $401.7 million ($764.9 million); a disappointing result. The Group's equity operating profit after income tax was $308.5 million before individually significant items totalling $102.9 million. Individually significant items included profit on the sale of several operations: St Ives and Agnew gold operations ($170.0 million net of the hedge book close-out); interest in Mondo Minerals ($51.1 million); and Three Springs Talc ($20.0 million). Profit from asset sales was partly offset by a write-down of AWAC assets ($80.9 million), losses following the fire at Olympic Dam ($50.3 million), and cost of redundancies and closure costs ($16.7 million).

Asset sales follow a strategy of asset management to focus on a portfolio of large, low-cost, high-quality assets.

Directors have declared a final dividend of 13 cents per share (20 cents) bringing total dividends declared for the year 2001 to 29 cents (41 cents). Return on shareholders' equity decreased to 8.3 per cent (16.4 per cent).

The Company's financial position remained sound during the period, with interest cover at 7.2 times and cashflow to debt at 44.7 per cent. Both ratios are at or above our targets. Gearing decreased to 30.3 per cent (37.8 per cent) meeting the target set for the year. A total of $778 million of debt was repaid during the year. This repayment was partly offset by a decline in the AUD/USD exchange rate from $0.5548 to $0.5114, which increased the AUD value of USD debt by $159 million.

Review of Operations and Comments by Directors (continued)

Pre-tax operating profit, before hedging, declined for each of the Company's operations, except Gold as follows:

	$A Million	
	2001	2000
Copper Uranium	150.8	262.5
Alumina/Aluminium	473.1	571.9
Nickel	288.4	823.2
Fertilizer	(59.9)	(52.7)
Gold	52.8	32.2
Other	(0.8)	5.2

Net interest expensed was $140.9 million ($148.1 million). Debt reduction and lower interest rates reduced interest costs, however a portion of year 2000 interest cost relating to QFP was capitalised through to 1 August 2000. Depreciation and amortisation charges increased to $613.9 million ($528.5 million), reflecting a full year of charges for Fertilizer compared with five months of charges in 2000 and increased amortisation of Mine Property and Development.

Capital expenditure totalled $456.9 million ($468.6 million). Capital expenditure for 2002 is expected to increase with the rebuild of the Olympic Dam copper and uranium solvent extraction plants.

While deteriorating market conditions for the year 2001 led to a decrease in operating cash inflow to $943.0 million ($1,172.5 million), proceeds from the sale of operations of $610.2 million improved net cash inflow to $1,233.8 million after capital expenditure ($753.2 million inflow in 2000), providing the capacity to repay debt and pay dividends totalling $1,174.7 million. Cashflow for 2002 will depend on business conditions. However, at current prices and exchange rates, cashflow will be sufficient to achieve significant further debt reduction and meet the capital expenditure forecast.

Production

The Company had a difficult operating year with production levels for alumina and nickel curtailed in response to market conditions. At Olympic Dam, a fire in the SX plant reduced production of both copper and uranium for the past year and will impact 2002 production.

		2001	2000
Copper	000 tonnes	200.5	200.4
Uranium Oxide	tonnes	4,379.0	4,539.0
Alumina	000 tonnes	4,703.0	5,244.0
Aluminium	000 tonnes	146.3	129.4
Nickel in concentrate	000 tonnes	104.6	107.5
Nickel in matte	000 tonnes	96.6	103.0
Nickel in metal	000 tonnes	61.3	60.5
Fertilizer	000 tonnes	709.4	326.3
Gold	000 ounces	828.0	743.1
Industrial Minerals	000 tonnes	108.9	440.2

Review of Operations and Comments by Directors (continued)

Production (continued)

Olympic Dam did achieve its copper production target despite the fire. Uranium production was more seriously affected, with efforts now focussed on achieving maximum production from the old SX plant during 2002. Targets for 2002 are to produce and sell in excess of 200,000 tonnes of refined copper and 3,000 tonnes of uranium oxide. Reconstruction of the copper and uranium solvent extraction plants is contingent on a design which both mitigates the risk of fire in the future and meets investment return expectations.

Nickel production was curtailed in response to depressed market conditions. Kalgoorlie smelter produced 96,650 tonnes of nickel-in-matte following major planned maintenance early in the year and a reduction in output to match market conditions. Record output was achieved at Kwinana refinery, with metal production of 61,324 tonnes. Smelter production is planned to be lower in 2002 at 94,000 tonnes in response to market conditions.

The Group's beneficial interest in alumina production decreased to 4,703,000 tonnes, while aluminium production increased to 146,280 tonnes. The reduced alumina production followed the shutdown of the St Croix refinery and significant cutbacks at the Point Comfort refinery in response to market demand.

Gold production increased by 84,818 ounces (including Olympic Dam) to 827,927 ounces. Record production from both Olympic Dam and St Ives contributed to the increase. Olympic Dam's gold production is expected to return to a normal level in 2002.

Di-ammonium phosphate fertilizer production totalled 709,445 tonnes or 73 per cent of nameplate capacity with production affected by a major maintenance shutdown in the third quarter. Following the shutdown, plant performance steadily improved, reaching nameplate capacity during the last quarter. The target for 2002 is to achieve production in excess of 95% of capacity.

Costs

Total costs were generally in line with expectations, but lower production volumes due to cutbacks in response to market conditions, the Olympic Dam fire, and the maintenance shutdown at QFO affected unit cost of sales and profit.

	Unit Total Cost of Sales (A$)		
		2001	2000
Copper Uranium [(1)]	$/lb	0.89	0.86
Nickel	$/lb	3.74	3.19
Gold	$/oz	445	426

* *Unit costs are after co-product and intermediate product credits.*

(1) Unit costs exclude the impact of the fire in the SX plant.

Olympic Dam total cost of sales including the $71.8 million charge for the SX fire increased by 10 per cent to $763 million ($694 million). Unit total cost of sales after co-product credits increased to A$0.89 a pound (A$0.86) excluding the cost of the fire. Power outages in the first half and a longer than planned smelter shutdown in the second half impacted costs. Unit total cost of sales for 2002 are expected to be higher due to lower uranium and gold credits.

AWAC total cost of sales were lower at US$2,091 million, while unit cost of sales increased by 4%, with higher costs at Point Comfort and Jamalco partly offset by lower costs in the Australian operations. A significant reduction of 20% in cost of sales for aluminium resulted from the lower USD/AUD exchange rate and continued cost savings.

Review of Operations and Comments by Directors (continued)

Costs (continued)

Nickel total cost of sales were marginally higher for the year at $1,054 million ($1,039 million). Unit costs rose due to lower production, higher energy costs, increased amortisation charges for the development of the Harmony orebody and increased third party purchases.

Gold total cost of sales increased by 16 per cent to $367 million, while unit cost of sales increased 5 per cent as higher costs were partly offset by higher production.

A meaningful comparison of cost for Queensland Fertilizer cannot be made. All costs for 2001 have been expensed, including major maintenance in the third quarter, while production was at 73% of nameplate capacity.

Markets

Base metal markets deteriorated during 2001, with nickel falling 31 per cent year-on-year and copper dropping 13 per cent. The following table provides a comparison of prices for 2000, 2001 and the average long term prices forecast by a number of market analysts:

		1H 01	2H 01	2001	2000	Long term prices*
Copper	US$/lb	0.77	0.66	0.71	0.82	0.89
Aluminium	US$/lb	0.70	0.61	0.65	0.70	0.72
Nickel	US$/lb	3.00	2.39	2.69	3.92	2.97
Gold	US$/oz	266	277	271	279	312

* *average of eight brokers' forecasts*

The average prices realised for 2002 will depend significantly on world industrial production performance.

Business Development

The Company continued work on a bankable feasibility study to develop the Corridor Sands project in Mozambique. The study will be completed in the first half of 2002, after which a review will be conducted to determine the next step for the project.

Exploration Group is now integrated into the newly created Business Strategy and Development Division where exploration opportunities will compete for risk capital with advanced development, technology and merger and acquisition opportunities. This enables projects that will provide the greatest strategic and commercial advantage to receive priority funding and resourcing.

The two most advanced exploration projects are West Musgrave (Australia) and Jinping (China). In both cases the target is nickel/copper.

Hedging

As a result of previous price risk management undertaken for the Company, the total revenue for the year, which would otherwise have been realised, was reduced by $348.3 million for currency, offset by $64.1 million benefit for gold and $2.1 million for nickel.

Separately, the Company closed out currency and gold hedge positions following the sale of the Gold business and brought to account $103.2 million of losses, partly offsetting a gain of $238.8 million on the sale of gold assets.

The Company has an existing currency hedge position which will be managed on an ongoing basis. For 2002, US$294 million has been sold using limiting cover at an average rate of 0.6752 and US$170 million using non-limiting cover at an average rate, including premium, of 0.5536.

A total of 83,000 ounces of gold is hedged for 2002 at an average price of A$500 an ounce.

There are no outstanding copper or nickel hedge positions for 2002. The full hedge position is disclosed in the financial statements. There are no off balance sheet positions.

Review of Operations and Comments by Directors (continued)

Interest

The net interest paid during the period of $153.4 million ($158.2 million) decreased in line with the level of debt.

Net interest expensed of $140.9 million ($148.1 million) decreased even with $24.9 million of the previous year's interest relating to the Queensland Fertilizer Project being capitalised.

Income Tax

The WMC Group generated an income tax credit of $76.3 million (excluding AWAC share of tax expense). The significant tax credit arose predominantly from the recognition of capital losses of approximately $255 million that were utilised to offset the gain on the sale of the gold assets.

Dividend Franking Credits

The dividend declared of 13 cents (20 cents) per share will be paid in May 2002 and be fully franked at the 30 per cent tax rate. The dividend franking account was restated to 30% on 1 July 2001 in line with legislative requirements.

As at 31 December 2001, there were $19.8 million of franking credits available. The amount and timing of the payment of the dividend takes into account the proceeds from the assets sales and receipt of a fully franked dividend of $126 million in the 2nd quarter of 2002 from Alcoa of Australia. The potential to frank future dividends will depend upon the amount of the dividend and the franking credits then available.

Native Title

The majority of the WMC group's interests fall within one or more of Applications for Native Title Determination. The applications are filed for hearing in the Federal Court of Australia. The WMC group cannot make any assessment whether existing assets or operations will be materially affected until it is determined what rights, if any, the applicants are entitled to.

Consideration of the implications of Federal Court Determinations make it evident there are complex legal and factual issues potentially affecting existing and future WMC interests. Accordingly, the impact of these developments cannot be determined at this time.

Share Buy Back

No shares were purchased as the Company used surplus cashflow to reduce debt and gearing to targeted levels.

Review of Operations and Comments by Directors (continued)

Events Subsequent to Balance Date

Sale of controlling interest in Central Norseman Gold Corporation Limited

The shareholders of Central Norseman Gold Corporation Limited ('CNGC'), of which WMC held a controlling interest of 50.48%, approved a proposed merger with Croesus Mining N.L. at a court ordered meeting on 11 January 2002. The merger effected by a Scheme of Arrangement was subsequently approved by the Supreme Court of Western Australia on 15 January 2002. Management of the Company passed from WMC Resources Ltd to Croesus Mining N.L on 18 January 2002.

WMC received 4 Croesus shares plus $2.03 cash for every 10 CNGC shares held. WMC has disposed its Croesus shares and this transaction resulted in total proceeds of $33.5 million and a pre-tax profit of $27.2 million, which has not been brought to account as at 31 December 2001.

Proceeds from the close out of some interest rate swap hedge positions

In January 2002, WMC received proceeds in the amount of $71 million in relation to closing out its interest rate swap hedge positions. This transaction has not been brought to account as at 31 December 2001.

There were no significant changes in accounting policies.

Further Information

Further information on WMC's business and results may be accessed on our Internet site (www.wmc.com).

Annual General Meeting

The Annual General Meeting of WMC Limited will be held as follows:

Place: Melbourne Convention Centre, Melbourne, Australia

Date: 18 June 2002

Time: 9.00 am

In order to save costs of holding two separate meetings, being the Annual General Meeting and the Extraordinary General Meeting to consider the demerger, WMC Limited applied for and was granted approval by the Australian Securities and Investments Commission to extend the period by which WMC would otherwise be required to hold its AGM under the Corporations Act 2001. Under the terms of the approval, the AGM must be held no later than 30 June 2002.

The 2001 Annual Report of WMC Limited will be available approximately March 2002.

Compliance Statement

1. This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act 2001.
2. This report gives a true and fair view of the matters disclosed.
3. This report is based on and uses the same accounting policies as the financial report prepared under the Corporations Act 2001 which has been audited.
4. WMC Limited has a formally constituted audit committee.

P J HORTON	26 FEBRUARY 2002
COMPANY SECRETARY	**DATE**

To: The Manager
Announcements
Company Announcements Office

Public Announcement 2002-7

2001 Full Year Results and Appendix 4B

Please find attached for immediate release Public Announcement 2002-7 covering release of WMC's 2001 Full Year Results and Appendix 4B.

A copy of this public announcement can be viewed at WMC's internet site at www.wmc.com following its release to the market.

Peter Horton
Company Secretary

26 February 2002

WMC Limited
ACN 004 820 419

GPO Box 860K
Melbourne Vic. 3001
Australia

Level 16 IBM Centre
60 City Road
Southbank Vic. 3006
Australia

Tel +61 (0)3 9685 6000
Fax +61 (0)3 9685 6115

WMC prepares for two new world-class companies

	Calendar 2000 Full Year	Calendar 2001 Full Year
Equity profit after tax ($m)	764.9	401.7
- before significant items	741.1	308.5
Cashflow from Operations ($m)	1172.5	943.0
Capital Expenditure ($m)	468.6	456.9
Dividends (fully franked) (cents/share)	41	29
Earnings per share (cents)	67.9	36.4
Return on Equity (%)	16.4	8.3

Key Features

- Demerger proposal announced, splitting WMC into two new resource companies - WMC Resources and Alumina Limited
- Strong underlying operational performance achieved with record copper, gold and silver production at Olympic Dam, and capacity production rate reached at Queensland Fertilizer Operations (QFO)
- Operational performance constrained by the fire in the Solvent Extraction Plant at Olympic Dam and plant reliability issues at QFO
- Sound financial position achieved, meeting targets of repaying debt by $778 million (gearing declined to 30.3 per cent), reducing capital expenditure (4 per cent drop to $456.9 million) and delivering a cash flow-to-debt ratio of 45 per cent
- Global economic slowdown reduced metal demand, with conditions and prices deteriorating sharply in the second half of the year. Reduced nickel and alumina production reflected depressed demand and prices
- Sale of gold and talc operations realised profits above market expectations, establishing portfolio of world-class, long-life, low-cost assets
- Asset sales offset by Alcoa World Alumina & Chemicals (AWAC) asset write-downs ($80.9 million after tax) and Olympic Dam fire ($50.3 million after tax)

WMC prepares for two new world-class companies

	Calendar 2000 Full Year	Calendar 2001 Full Year
Equity profit after tax ($m)	764.9	401.7
- before significant items	741.1	308.5
Cashflow from Operations ($m)	1172.5	943.0
Capital Expenditure ($m)	468.6	456.9
Dividends (fully franked) (cents/share)	41	29
Earnings per share (cents)	67.9	36.4
Return on Equity (%)	16.4	8.3

Key Features

- Demerger proposal announced, splitting WMC into two new resource companies - WMC Resources and Alumina Limited
- Strong underlying operational performance achieved with record copper, gold and silver production at Olympic Dam, and capacity production rate reached at Queensland Fertilizer Operations (QFO)
- Operational performance constrained by the fire in the Solvent Extraction Plant at Olympic Dam and plant reliability issues at QFO
- Sound financial position achieved, meeting targets of repaying debt by $778 million (gearing declined to 30.3 per cent), reducing capital expenditure (4 per cent drop to $456.9 million) and delivering a cash flow-to-debt ratio of 45 per cent
- Global economic slowdown reduced metal demand, with conditions and prices deteriorating sharply in the second half of the year. Reduced nickel and alumina production reflected depressed demand and prices
- Sale of gold and talc operations realised profits above market expectations, establishing portfolio of world-class, long-life, low-cost assets
- Asset sales offset by Alcoa World Alumina & Chemicals (AWAC) asset write-downs ($80.9 million after tax) and Olympic Dam fire ($50.3 million after tax)

WMC prepares for two new world-class companies

WMC Chief Executive Officer Hugh Morgan said that WMC's full-year result demonstrated significant achievements in difficult conditions. The second half was unsatisfactory due to a combination of very weak markets and, in particular, the fire at Olympic Dam.

"However, this is not a true reflection of the performance of the assets in more normal conditions," Mr Morgan said.

"Despite difficult conditions, we generated very strong cash-flow from a portfolio of world-class, long-life, low-cost assets which will continue to provide a sound base for the two new companies, post-demerger," he said.

Mr Morgan said the profit result reflected heavily depressed prices and reduced production of nickel and alumina. As well, operational interruptions due to a fire at Olympic Dam, commissioning problems at the fertilizer operations and asset write-downs by Alcoa World Alumina and Chemicals (AWAC) had impacted on the result.

"As we reported, commodity prices were severely depressed in the second half of the year, with copper prices being at their lowest in ten years.

"However, what these difficult circumstances in 2001 revealed is WMC's operations' ability to generate a positive cash-flow throughout one of the worst periods of the resources cycle," Mr Morgan said.

The Group's equity operating profit after income tax was $401.7 million. The Group's equity operating profit after income tax was $308.5 million before individually significant items totalling $102.9 million. Individually significant items included profit on the sale of several operations: St Ives and Agnew gold operations ($170 million net of the hedge book close-out); interest in Mondo Minerals ($51.1 million); and Three Springs Talc ($20 million).

Profit from asset sales was partly offset by a write-down of AWAC assets ($80.9 million), losses following the fire at Olympic Dam ($50.3 million) and cost of redundancies and closure costs ($16.7 million).

Directors have declared a final dividend of 13 cents per share, bringing total dividends declared for the year to 29 cents. Return on shareholders' equity for 2001 was 8.3%.

"Although deteriorating market and other difficult conditions led to a decrease in operating cash-flow, we made significant achievements, including meeting our key target of repaying debt by $778 million," Mr Morgan said.

"While cash-flow in 2002 will depend on business conditions, at current prices and exchange rates, we are confident that cash-flow will be sufficient to achieve further debt reduction and meet our growth targets and capital expenditure forecast."

Mr Morgan said the strength of WMC's operations was reflected in the record copper, gold and silver production achieved at Olympic Dam and the fertilizer operation reaching capacity production rate in December.

"Despite the fire, Olympic Dam achieved a record performance and, with our expansion plans on track, it can expect to continue producing an impressive cash-flow. We also expect the fertilizer operations to produce at close to capacity throughout the year, now that plant issues have been addressed," he said.

Nickel continued to be a profitable producer, with record performance achieved at Mt Keith and the Kwinana Nickel Refinery. This was despite nickel prices being the lowest for several years.

WMC's alumina asset (40% of AWAC) maintained profitability in a weak market and paid healthy dividends of $377million.

"We are confident that our portfolio of assets now enable the creation of two companies, each with strong cash-flows and significant growth potential. The two separate companies will have large, long-life and low cost assets; they will remain Australian-based and listed as part of the ASX top 50 and, importantly, will have greater valuation transparency," Mr Morgan said.

The two companies will be WMC Resources Ltd. and Alumina Ltd. Alumina Ltd. will contain little or no debt and will reflect a "look through" valuation of AWAC and Alcoa. Standard & Poors Evaluation Service has determined a long-term BBB stable rating outlook for WMC Resources post the demerger which is a solid investment grade rating.

Mr Morgan said the demerger proposal was on track, with a Scheme of Arrangement Booklet to be distributed to shareholders in May and an Extraordinary General Meeting to be held on 18 June, subject to regulatory approvals.

Media contact:

Tania Price, Group Manager – Public Affairs
(03) 9685 6233 or 0419 502 852

Analyst / Shareholder contact:

Ursula McGinnes, Manager – Shareholder Communications
(03) 9685 6274 or 0419 371 963

WMC Limited - ABN 85 004 820 419

Financial Year ended 31 December 2001 ("Current Period")
Equity Accounted Results for Announcement to the Market

			% change *		$A million
1.4	Revenue from ordinary activities	up	8.0	to	3,676.2
1.25	Profit from ordinary activities after tax (before amortisation of goodwill) attributable to members	down	46.4	to	419.4
1.28	Profit from ordinary activities after tax attributable to members	down	47.5	to	401.7
2.4	Profit from extraordinary items after tax attributable to members				Nil
1.14	NET PROFIT ATTRIBUTABLE TO MEMBERS OF WMC LIMITED	down	47.5	to	401.7

Dividends

		Current Period Year ended 31 Dec 2001	Previous Corresponding Period Year ended 31 Dec 2000
15.4	Final dividend per share	13¢	20¢
15.5	Amount per share franked at 30% (2000: 34%) income tax rate.	13¢	20¢
15.2	Record date for determining entitlements to the dividend is 24 April 2002.		

* *The comparative period is for the financial year ended 31 December 2000.*

Consolidated Profit and Loss Statement

		Year ended 31 Dec 2001 $A million	Year ended 31 Dec 2000 $A million
1.1	Revenue from operating activities (see item 1.30)	2,796.9	3,092.0
1.2	Interest revenue	154.3	152.3
1.3	Other revenue	725.0	159.5
1.4	Revenue from ordinary activities (see item 1.36)	3,676.2	3,403.8
1.5	Expenses from ordinary activities (see item 1.42)	(3,332.5)	(2,536.0)
1.6	Borrowing costs (net borrowing costs were $140.9M for 2001 and $148.1M for 2000)	(295.2)	(300.4)
1.7	Share of net profit of associates and joint venture entities (see item 16.8)	279.1	371.2
1.8	**Profit from ordinary activities before tax**	**327.6**	**938.6**
1.9	Income tax credit/(expense) on ordinary activities	76.3	(170.5)
1.10	**Profit from ordinary activities after tax**	**403.9**	**768.1**
1.11	Profit from extraordinary items after tax	-	-
1.12	**Net profit**	**403.9**	**768.1**
1.13	Net profit attributable to outside equity interests	(2.2)	(3.2)
1.14	**Net profit for the year attributable to members of WMC Limited**	**401.7**	**764.9**

Consolidated Retained Earnings

1.15	Retained profits at the beginning of the financial year	1,368.3	1,058.4
1.16	Net profit attributable to members (item 1.14)	401.7	764.9
1.17	Net transfers to and from reserves	2.6	-
1.18	Net effect of changes in accounting policies	-	-
1.19	Dividends and other equity distributions paid or payable	(320.9)	(455.0)
1.20	**Retained profits at the end of financial year**	**1,451.7**	**1,368.3**

Profit restated to exclude amortisation of goodwill

1.21	Profit from ordinary activities after tax before outside equity interests (item 1.12)	403.9	768.1
1.22	Amortisation of goodwill (item 2.1)	17.7	17.7
1.23	Profit from ordinary activities after tax before outside equity interests and amortisation of goodwill	421.6	785.8
1.24	Add/(Less) outside equity interests (item 1.13)	(2.2)	(3.2)
1.25	**Profit from ordinary activities after tax (before amortisation of goodwill) attributable to members**	**419.4**	**782.6**

Profit from ordinary activities attributable to members

1.26	Profit from ordinary activities after tax (item 1.10)	403.9	768.1
1.27	Add/(Less) outside equity interests (item 1.13)	(2.2)	(3.2)
1.28	**Profit from ordinary activities after tax, attributable to members of WMC Limited**	**401.7**	**764.9**

Revenue and expenses from ordinary activities

		Year ended 31 Dec 2001 $A million	Year ended 31 Dec 2000 $A million
Revenue from ordinary activities			
1.29	Sale of goods	2,796.9	3,092.0
1.30	**Revenue from operating activities**	**2,796.9**	**3,092.0**
1.31	Interest received/receivable	154.3	152.3
1.32	Proceeds from disposal of non-current assets	685.9	70.1
1.33	Rents	1.8	1.5
1.34	Insurance income	23.1	65.5
1.35	Other income	14.2	22.4
1.36	**Revenue from ordinary activities**	**3,676.2**	**3,403.8**
Expenses from ordinary activities			
1.37	Cost of goods sold	2,232.4	1,953.5
1.38	Selling and distribution	165.8	149.9
1.39	General and administrative	241.3	217.8
1.40	Exploration and evaluation	95.1	79.8
1.41	Other expenses from ordinary activities*	597.9	135.0
1.42	**Expenses from ordinary activities**	**3,332.5**	**2,536.0**

* Other expenses from ordinary activities includes:-		
Written down value of assets sold/scrapped	410.8	77.0
Amortisation – non-production	16.1	22.3
Provision for:		
- diminution in value of investments	0.2	1.2
- obsolescence of stores	4.0	3.8
Bad debts written off/provided for	-	3.4
Research and development written off	0.4	1.4
Write down of inventories to net realisable value	7.7	6.2
Stock written off	20.5	17.4
Loss on the early termination of commodity and currency hedging associated with the gold operations disposed of	103.2	-
Foreign exchange loss	0.6	-
Cost of corporate redundancies	11.4	-
Other	23.0	2.3
Total other expenses from ordinary activities	**597.9**	**135.0**

Significant Items

The following items are included in profit from ordinary activities and disclosed as significant items due to their size or nature.

		Year ended 31 Dec 2001 $A million	Year ended 31 Dec 2000 $A million
1.43	Proceeds from the sale of the St Ives and Agnew gold operations	457.0	-
1.44	Book value of assets disposed and costs associated with sale	(218.2)	-
1.45	Net loss on the early termination of commodity and currency hedging associated with the gold operations	(103.2)	-
1.46	Profit on sale	135.6	-
1.47	Income tax benefit	34.4	-
		170.0	-
1.48	Proceeds from the sale of Three Springs Talc Operation	56.0	-
1.49	Book value of assets disposed	(37.4)	-
1.50	Profit on sale	18.6	-
1.51	Income tax benefit	1.4	-
		20.0	-
1.52	Write off of assets and costs associated with the fire at Olympic Dam solvent extraction plant	(71.8)	-
1.53	Income tax benefit	21.5	-
		(50.3)	-
1.54	Proceeds from sale of equity interest in Mondo Minerals	122.2	-
1.55	Carrying value of investment in Mondo Minerals	(61.0)	-
1.56	Profit on sale of equity interest	61.2	-
1.57	Income tax expense	(10.1)	-
		51.1	-
1.58	Cost of redundancies and closure costs associated with the restructuring of the WMC service and exploration functions	(21.5)	-
1.59	Income tax benefit	4.8	-
		(16.7)	-
1.60	Equity share of write down of AWAC refining and chemical assets and associated provisions	(88.0)	-
1.61	Equity share of income tax benefit	7.1	-
		(80.9)	-
1.62	Proceeds from the sale of tenements at Kambalda	-	38.0
1.63	Book value of tenements disposed	-	(17.8)
1.64	Profit on sale	-	20.2
1.65	Income tax benefit	-	3.6
		-	23.8
1.66	**Total Significant Items after Tax**	**93.2**	**23.8**

Intangible and Extraordinary Items

	Consolidated-Year ended 31 December 2001	Before tax $A million	Related tax $A million	Related outside equity interests $A million	Amount (after tax) attributable to members $A million
2.1	Amortisation of goodwill: (equity associates)	17.7	-	-	17.7
2.2	Amortisation of other intangibles	17.8	(5.3)	-	12.5
2.3	**Total amortisation of intangibles**	**35.5**	**(5.3)**	**-**	**30.2**
2.4	**Extraordinary items**	There were no extraordinary items			

	Consolidated-Year ended 31 December 2000	Before tax $A million	Related tax $A million	Related outside equity interests $A million	Amount (after tax) attributable to members $A million
2.1	Amortisation of goodwill: (equity associates)	17.7	-	-	17.7
2.2	Amortisation of other intangibles	14.6	(5.0)	-	9.6
2.3	**Total amortisation of intangibles**	**32.3**	**(5.0)**	**-**	**27.3**
2.4	**Extraordinary items**	There were no extraordinary items			

Comparison of Half Year Profits (Equity Accounted)

		Year ended 31 Dec 2001 $A million	Year ended 31 Dec 2000 $A million
3.1	Consolidated profit from ordinary activities after tax attributable to members for the 1st half year(item 1.14 in the half yearly report)	274.3	402.7
3.2	Consolidated profit from ordinary activities after tax attributable to members for the 2nd half year	127.4	362.2
3.3	**Total consolidated profit from ordinary activities after tax attributable to members (Item 1.14)**	**401.7**	**764.9**

Income Tax

		Year ended 31 Dec 2001 $A million	Year ended 31 Dec 2000 $A million
(a)	**Profit from ordinary activities before tax (Item 1.8)**	327.6	938.6
	Add: excess of equity accounted carrying value over cost of equity investment sold during year	1.2	-
	Add/(Less): excess/(shortfall) of dividends received/receivable over equity share of profits	97.9	(116.5)
		426.7	822.1
	Prima facie tax expense at the rate of 30% (2000: 34%)	**(128.0)**	**(279.5)**
	The following items caused the total charge for income tax to vary from the above:		
	Rebateable and exempt dividends	377.0	254.8
	Development allowances	-	0.8
	Additional claim for research and development expenditure	3.2	1.5
	Exempt income	5.3	3.7
	Exchange gains/(losses)	7.6	-
	Non-assessable capital gains/(losses)	41.5	21.6
	Non-deductible depreciation and amortisation	1.2	(5.7)
	Non-deductible expenses	(7.3)	(11.9)
	Attributable foreign source income	(2.8)	(5.2)
	Net Movement	425.7	259.6
	Tax effect of the above adjustments at 30% (2000: 34%)	127.7	88.2
	Variance between Australian and foreign tax rates	0.8	(1.8)
	Future income tax benefits not brought to account	(17.2)	(4.6)
	Recognition of future income tax benefits not previously brought to account	86.0	9.6
	Withholding tax	0.5	(2.2)
	Over provision of tax in prior years	6.5	19.8
	Consequent reduction in charge for income tax	204.3	109.0
	Income tax credit/(expense) for the year	**76.3**	**(170.5)**
	Comprising:		
	Current income tax	(3.3)	(6.0)
	Deferred income tax	(112.7)	(336.0)
	Income tax benefit	185.8	151.7
	Over provision of tax in prior years	6.5	19.8
	Total income tax credit/(expense)	**76.3**	**(170.5)**

Income Tax (cont)

		Year ended 31 Dec 2001 $A million	Year ended 31 Dec 2000 $A million
(b)	**Tax losses and other timing differences**		
	As at 31 December, the following after tax effect of future income tax benefits has not been brought to account:		
	Opening balance	149.8	138.2
	Tax benefits (utilised)/not utilised	(68.8)	(5.0)
	Reassessment of Future Income Tax Benefits not brought to account	29.6	16.6
		110.6	149.8
	The future income tax benefits not brought to account are attributable to:		
	-Income tax losses	135.5	80.2
	-Income tax timing differences	2.1	19.6
	-Capital timing differences	(151.6)	(149.6)
	-Capital losses	124.6	199.6
		110.6	149.8

Realisation of future benefits attributable to tax losses and timing differences will only arise in the event that:

i *the Company, or where applicable another Group company, derives future assessable income within the prescribed time limit of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;*

ii *the Group companies continue to comply with the conditions for deductibility imposed by the law; and*

iii *no changes in tax legislation adversely affect the Group companies in realising the benefit from the deductions for the losses.*

Consolidated Balance Sheet

		31 Dec 2001 $A million	30 June 2001 $A million	31 Dec 2000 $A million
Current Assets				
4.1	Cash assets	214.4	312.1	90.0
4.2	Receivables - trade debtors	207.6	298.5	371.8
4.3	Receivables - other	288.4	479.9	319.3
4.4	Other financial assets	20.1	14.5	11.9
4.5	Inventories	410.2	459.9	456.2
4.6	Deferred hedging losses (net)	157.7	490.7	159.8
4.7	Other	72.8	85.6	65.1
4.8	**Total current assets**	**1,371.2**	**2,141.2**	**1,474.1**
Non-current Assets				
4.9	Receivables	481.4	626.5	601.0
4.10	Investments in associates/jointly controlled entities	1,675.6	1,576.3	1,803.1
4.11	Other financial assets	21.7	20.8	30.5
4.12	Inventories	82.4	73.2	85.1
4.13	Exploration and evaluation expenditure capitalised (see item 5.8)	64.5	61.6	33.7
4.14	Mine properties under development (see item 6.7)	0.5	12.0	14.0
4.15	Other property, plant and equipment (net)	4,774.8	5,098.3	5,179.1
4.16	Deferred hedging losses (net)	1,188.2	1,233.3	876.7
4.17	Deferred tax assets	303.7	235.5	181.8
4.18	Other	48.3	74.9	92.1
4.19	**Total non-current assets**	**8,641.1**	**9,012.4**	**8,897.1**
4.20	**Total assets**	**10,012.3**	**11,153.6**	**10,371.2**
Current Liabilities				
4.21	Payables	856.4	947.9	660.6
4.22	Interest-bearing liabilities	584.3	991.9	364.1
4.23	Current tax liabilities	7.7	12.0	4.4
4.24	Provisions	220.7	249.6	281.3
4.25	Deferred realised profits- 1998 gold hedge close out	-	41.0	49.8
4.26	Other	13.2	22.1	17.1
4.27	**Total current liabilities**	**1,682.3**	**2,264.5**	**1,377.3**
Non-current Liabilities				
4.28	Payables	1,197.7	1,527.8	1,126.5
4.29	Interest-bearing liabilities	1,737.7	1,844.2	2,580.2
4.30	Deferred tax liabilities	434.9	486.6	412.5
4.31	Provisions	97.0	118.1	107.0
4.32	Deferred realised profits-1998 gold hedge close out	-	45.1	61.2
4.33	Other	9.3	12.2	16.8
4.34	**Total non-current liabilities**	**3,476.6**	**4,034.0**	**4,304.2**
4.35	**Total liabilities**	**5,158.9**	**6,298.5**	**5,681.5**
4.36	**Net assets**	**4853.4**	**4855.1**	**4689.7**

Consolidated Balance Sheet (cont)

		31 Dec 2001 $A million	30 June 2001 $A million	31 Dec 2000 $A million
Equity				
4.37	Contributed equity	3,190.9	3,169.3	3,123.3
	Reserves:			
4.38	- Group	129.9	131.3	103.9
4.39	- Associates/jointly controlled entities	71.9	80.7	80.7
	Retained profits:			
4.40	- Group	1,042.3	1,171.7	844.4
4.41	- Associates/jointly controlled entities	409.4	294.1	523.9
4.42	**Equity Attributable to members of the parent entity**	4,844.4	4,847.1	4,676.2
4.43	Outside equity interests in controlled entities	9.0	8.0	13.5
4.44	**TOTAL EQUITY**	**4,853.4**	**4,855.1**	**4,689.7**

Exploration and Evaluation Expenditure Capitalised

		Year ended 31 Dec 2001 $A million	Year ended 31 Dec 2000 $A million
5.1	Opening balance	33.7	27.0
	Expenditure incurred during current year:		
5.2	- Grassroots expenditure	57.2	51.2
5.3	- Additional, supporting existing operations	19.3	21.1
5.4	- Evaluation expenditure	18.6	11.4
5.5	Expenditure written off during current year	(92.2)	(80.1)
5.6	Acquisitions, disposals, capitalised depreciation, etc	27.9	3.1
5.7	Expenditure transferred to development properties	-	-
5.8	Closing balance as shown in the balance sheet (Item 4.13)	64.5	33.7

Mine Properties Under Development

		Year ended 31 Dec 2001 $A million	Year ended 31 Dec 2000 $A million
6.1	Opening balance	14.0	29.0
6.2	Expenditure incurred during current year	3.8	27.3
6.3	Expenditure transferred from exploration and evaluation	-	-
6.4	Expenditure amortised/written off during current year	-	(0.1)
6.5	Acquisitions, disposals, reclassification's, etc	(13.6)	(17.9)
6.6	Expenditure transferred to mine properties	(3.7)	(24.3)
6.7	Closing balance as shown in the balance sheet (Item 4.14)	0.5	14.0

Consolidated Statement of Cash Flows

		Year ended 31 Dec 2001 $A million	Year ended 31 Dec 2000 $A million
Cash Flows Related to Operating Activities			
7.1	Receipts from customers	2,981.0	3,030.2
7.2	Early close out of Gold Hedging book in 1998	-	7.9
7.3	Payments to suppliers and employees	(2,212.7)	(1,904.9)
7.4	Dividends received from associates/jointly controlled entities	377.0	274.4
7.5	Interest and other items of a similar nature received	51.5	88.0
7.6	Borrowing costs paid	(204.9)	(246.2)
7.7	Income taxes paid	(6.7)	(5.9)
7.8	Proceeds from insurance claims	34.3	1.3
	Cash expenditure on exploration:		
7.9	- Grassroots	(57.2)	(51.2)
7.10	- Additional, supporting existing operations	(19.3)	(21.1)
7.11	**Net operating cash flows**	**943.0**	**1,172.5**
Cash Flows Related to Investing Activities			
7.12	Payments for purchase of property, plant and equipment	(426.8)	(436.0)
7.13	Proceeds from the sale of the St Ives and Agnew gold operations	432.0	-
7.14	Proceeds from the sale of Three Springs Talc Operation	56.0	-
7.15	Proceeds from sale of equity interest in Mondo Minerals	122.2	-
7.16	Proceeds from the sale of property, plant and equipment	64.2	32.5
7.17	Proceeds from insurance claims	23.6	17.1
7.18	Proceeds from/ (payments for) other investments	24.9	5.5
7.19	Proceeds from/(payments for) short term investments	(8.6)	(1.0)
7.20	Proceeds from interest rate swap close out	11.7	-
7.21	Proceeds from gold hedge close out	21.7	-
7.22	Evaluation expenditure	(30.1)	(8.5)
7.23	Payment for option to conduct feasibility study	-	(28.6)
7.24	Research and development expenditure	-	(0.3)
7.25	**Net investing cash flows**	**290.8**	**(419.3)**
Cash Flows Related to Financing Activities			
7.26	Proceeds from issues of securities (shares, options)	67.6	21.1
7.27	Payment for buyback of ordinary shares	-	(417.4)
7.28	Proceeds from borrowings	277.2	745.0
7.29	Repayment of borrowings	(1,055.5)	(782.7)
7.30	Dividends paid	(396.4)	(350.5)
7.31	Distributions to outside equity interests	(1.0)	(2.1)
7.32	**Net financing cash flows**	**(1,108.1)**	**(786.6)**
Net Increase/ (Decrease) in Cash Held		125.7	**(33.4)**
7.33	"Cash" at beginning of period	86.1	106.8
7.34	Exchange rate adjustments to Item 7.33 above	2.4	12.7
7.35	**"Cash" at end of period**	**214.2**	**86.1**

Non-Cash Financing and Investing Activities

Proceeds of $25 million from the sale of the St Ives and Agnew gold operations were not yet received as at 31 December 2001.

Reconciliation of "Cash"

		Year ended 31 Dec 2001 $A million	Year ended 31 Dec 2000 $A million
	"Cash" at the end of the period as shown in the consolidated statement of cash flows is reconciled to the related items in the accounts as follows:		
8.1	Cash on hand and at bank	106.3	43.4
8.2	Money market deposits (with maturity of three months or less)	108.1	46.6
8.3	Cash assets (Item 4.1)	214.4	90.0
8.4	Bank overdrafts	(0.2)	(3.9)
8.5	**Total = "Cash" at end of period (Item 7.35)**	**214.2**	**86.1**

Ratios

		Year ended 31 Dec 2001 %	Year ended 31 Dec 2000 %
Profit before Tax/Revenue			
9.1	Consolidated profit from ordinary activities before tax (Items 1.8) as a percentage of revenue (Item 1.4)	8.9	27.6
Profit after Tax/Equity Interests			
9.2	Consolidated net profit from ordinary activities after tax attributable to members (Item 1.14) as a percentage of equity at the end of the year (Item 4.42)	8.3	16.4

Earnings per Share (EPS)

		Year ended 31 Dec 2001	Year ended 31 Dec 2000
	Calculation of basic, and fully diluted, EPS in accordance with AASB 1027: Earnings per Share		
	Equity accounted earnings in cents per ordinary share		
10.1	(a) Basic EPS	36.4¢	67.9¢
	Diluted earnings per share is not materially different to basic earnings per share		
10.3	Weighted average number of ordinary shares used for the calculation	1,103,323,901	1,127,115,419

Details of Specific Receipts/Outlays, Revenues/Expenses for the Period

		Year ended 31 Dec 2001 $A million	Year ended 31 Dec 2000 $A million
12.1	Interest revenue included in Item 1.2	154.3	152.3
12.2	Interest revenue included in Item 12.1 but not yet received	10.2	15.2
12.3	Interest costs excluded from borrowing costs, capitalised in asset values	-	24.9
12.4	Outlays capitalised in intangibles	-	-
12.5	Depreciation and amortisation excluding amortisation of intangibles	578.4	496.2
12.6	Amortisation of intangibles	35.5	32.3

Control Gained Over Entities Having Material Effect

13.1 There were no material gains of control.

Loss of Control of Entities Having Material Effect

14.1 There were no material losses of control.

Reports for Industry and Geographical Segments

(a) Industry segments

	A$ Million			
	Year ended 31 December 2001		Year ended 31 December 2000	
	Net external sales(i)	Pre-tax Segment profit	Net external sales(i)	Pre-tax Segment profit
Industry segments				
Copper/Uranium	913.2	150.8	894.8	262.5
Alumina/Aluminium(ii)	-	275.7	-	366.7
Nickel	1,342.4	288.4	1,862.1	823.2
Fertilizer	382.4	(59.9)	229.6	(52.7)
Gold (iii)	421.4	52.8	350.0	32.2
Other (iv)	19.6	(0.8)	23.4	5.2
Corporate and unallocated				
Assets Sales (vii) (x)	-	218.7	-	20.2
Currency and Commodity Hedging(xiv)	(282.1)	(282.1)	(267.9)	(267.9)
New Business	-	(43.6)	-	(11.1)
Regional Exploration (xi)	-	(63.9)	-	(53.8)
Corporate (ix)	-	(69.2)	-	(43.4)
Finance and other costs	-	(0.6)	-	2.4
Net Borrowing costs	-	(140.9)	-	(148.1)
Economic Entity(v)	2,796.9	325.4	3,092.0	935.4

	6 months ended 31 December 2001		6 months ended 30 June 2001	
	Net external sales(i)	Pre-tax Segment profit	Net external sales(i)	Pre-tax Segment profit
Industry segments				
Copper/Uranium	439.7	22.7	473.5	128.1
Alumina/Aluminium(ii)	-	116.6	-	159.1
Nickel	610.5	59.5	731.9	228.9
Fertilizer	124.1	(61.4)	258.3	1.5
Gold (iii)	226.8	30.5	194.6	22.3
Other (iv)	6.6	(7.4)	13.0	6.6
Corporate and unallocated				
Asset Sales(viii) (x)	-	157.5	-	61.2
Currency and Commodity Hedging	(166.9)	(166.9)	(115.2)	(115.2)
New Business	-	(21.6)	-	(22.0)
Regional Exploration (xi)	-	(33.8)	-	(30.1)
Corporate (ix)	-	(28.0)	-	(41.2)
Finance and other costs	-	(3.5)	-	2.9
Net Borrowing costs	-	(59.1)	-	(81.8)
Economic Entity(v)	1,240.8	5.1	1,556.1	320.3

Reports for Industry and Geographical Segments (cont)

(a) Industry segments (cont)

A$ Million

	Year ended 31 December 2001			Year ended 31 December 2000		
	Capital expenditure	Depreciation and amortisation	Total assets	Capital expenditure	Depreciation and amortisation	Total assets
Industry segments						
Copper/Uranium	75.3	181.9	2,811.1	79.9	190.3	3,098.0
Alumina/Aluminium	-	17.7	1,675.6	-	17.7	1,742.6
Nickel	227.1	222.5	1,691.1	155.5	203.8	1,801.0
Fertilizer	42.3	66.0	1,137.3	96.2	26.8	1,162.0
Gold (iii)	99.9	112.8	89.5	111.4	79.2	298.7
Other (iv)	3.2	6.6	104.2	9.6	5.9	238.6
Corporate and unallocated						
New Business	0.4	-	-	9.0	-	-
Corporate (xiii)	8.7	6.4	1,157.6	7.0	4.8	993.8
Economic Entity (xiii)	456.9	613.9	8,666.4	468.6	528.5	9,334.7

A$ Million

	6 months ended 31 December 2001			6 months ended 30 June 2001		
	Capital expenditure	Depreciation and amortisation	Total assets	Capital expenditure	Depreciation and amortisation	Total assets
Industry segments						
Copper/Uranium	53.8	88.5	2,811.1	21.5	93.4	2,926.5
Alumina/Aluminium	-	8.8	1,675.6	-	8.9	1,576.3
Nickel	102.9	120.6	1,691.1	124.2	101.9	1,787.3
Fertilizer	23.8	37.9	1,137.3	18.5	28.1	1,172.3
Gold (iii)	46.9	60.0	89.5	53.0	52.8	344.9
Other (iv)	0.4	2.3	104.2	2.8	4.3	107.9
Corporate and unallocated						
New Business	0.4	-	-	-	-	-
Corporate (xiii)	4.3	3.0	1,157.6	4.4	3.4	1,514.4
Economic Entity (xiii)	232.5	321.1	8,666.4	224.4	292.8	9,429.6

Reports for Industry and Geographical Segments (cont)

(b) Geographical segments

Year ended 31 December 2001 — **A$ Million**

	Capital expenditure	Depreciation and amortisation	Total assets	Net external sales[i]	Segment profit
Australia [vi]	447.4	606.0	6,669.3	3,079.0	912.6
North America	0.2	0.8	665.5	-	(211.9)
Other	0.2	0.7	174.0	-	6.3
Corporate and unallocated					
Asset sales [x]	-	-	-	-	218.7
Currency and Commodity Hedging[xiv]	-	-	-	(282.1)	(282.1)
New Business	0.4	-	-	-	(43.6)
Regional Exploration [xi]	-	-	-	-	(63.9)
Corporate [ix] [xiii]	8.7	6.4	1,157.6	-	(69.2)
Finance and other costs	-	-	-	-	(0.6)
Net Borrowing costs	-	-	-	-	(140.9)
Economic Entity[xiii]	456.9	613.9	8,666.4	2,796.9	325.4

Year ended 31 December 2000 — **A$ Million**

	Capital expenditure	Depreciation and amortisation	Total assets	Net external sales[i]	Segment profit
Australia [vi]	451.6	522.2	7,368.1	3,359.9	1,385.6
North America	0.7	1.0	736.4	-	18.5
Other	0.3	0.5	236.4	-	33.0
Corporate and unallocated					
Asset sales [vii]	-	-	-	-	20.2
Currency and Commodity Hedging[xiv]	-	-	-	(267.9)	(267.9)
New Business	9.0	-	-	-	(11.1)
Regional Exploration	-	-	-	-	(53.8)
Corporate [xiii]	7.0	4.8	993.8	-	(43.4)
Finance and other costs	-	-	-	-	2.4
Net Borrowing costs	-	-	-	-	(148.1)
Economic Entity[xiii]	468.6	528.5	9,334.7	3,092.0	935.4

Reports for Industry and Geographical Segments (cont)

Notes:-

i Net external sales revenue includes intermediate product sales. Inter segment sales are insignificant.

ii Contribution from AWAC is equity accounted profit after tax and includes goodwill amortisation and WMC business unit costs. Total assets equal the equity accounted investment.

iii Gold is net of minority interest. St Ives and Agnew gold operations were sold on 30 November 2001.

iv Other includes industrial minerals until 30 September 2001 and other minor activities.

v Pre-tax Segment profit is net of minority interest.

vi Includes all nickel sales.

vii Year 2000 includes the following significant item :- Profit on sale of tenements at Kambalda of $20.2 million.

viii 1st Half 2001 includes the following significant item :- Profit on sale of equity interest in Mondo Minerals of $61.2 million.

ix Year 2001 includes the following significant item :- Cost of redundancies of $11.4 million.

x Year 2001 includes the following significant items :- Profit on sale of equity interest in Mondo Minerals of $61.2 million, Profit on sale of the St Ives and Agnew gold operations of $135.6 million and Profit on the sale of Three Springs Talc of $18.6 million.

xi 2nd Half 2001 and Year 2001 includes the following significant item :- Cost of redundancies and closure costs of $10.1 million.

xii Total net external sales are made to the following countries / regions (Comparison for year to 31 December 2000 in brackets): Australia 29(26) per cent, Europe 28(26) per cent, Japan 13 (16) per cent, North America 13(13) per cent, Taiwan 4(10) per cent, and Other 13(9) per cent.

xiii Excludes deferred losses on hedging contracts of $1,345.9 million (June 2001: $1,724.0 million; Dec 2000: $1,036.5 million).

xiv Currency and commodity hedging relates to sales revenue of the business units as follows:-

	$A Millions	
	2001	2000
Copper/Uranium	(109.3)	(96.8)
Nickel	(150.3)	(216.7)
Fertilizer	(31.3)	(7.1)
Gold	8.8	52.7
	(282.1)	(267.9)

Dividends

15.1 A final dividend has been provided for and declared payable on 15 May 2002.

15.2 Record date to determine entitlements to the dividend is 24 April 2002.

15.3 A final dividend has been declared.

Amount per Share

		Year ended 31 Dec 2001 (cents)	Year ended 31 Dec 2000 (cents)
	Final dividend		
15.4	Amount per share	13¢	20¢
15.5	Amount franked at 30% (2000: 34%) income tax rate	13¢	20¢
	Interim dividend per share		
15.6	Amount per share	16¢	21¢
15.7	Amount franked at 30% (2000: 34%) income tax rate	16¢	21¢

Total Dividends Per Security (interim plus final)

		Year ended 31 Dec 2001 (cents)	Year ended 31 Dec 2000 (cents)
15.8	Ordinary Securities	29¢	41¢
15.9	**Total**	29¢	41¢

Final Dividend

		Year ended 31 Dec 2001 A$ million	Year ended 31 Dec 2000 A$ million
15.10	Ordinary Securities	144.1	219.6
15.11	**Total**	144.1	219.6

Details of aggregate share of results of Associates

		Year ended 31 Dec 2001 $A million	Year ended 31 Dec 2000 $A million
	WMC's share of associates/jointly controlled entities:		
16.1	Profit from ordinary activities before income tax and goodwill amortisation	494.2	594.1
16.2	Amortisation of equity goodwill	(17.7)	(17.7)
16.3	Income tax on ordinary activities	(197.4)	(205.2)
16.4	Profit from ordinary activities after income tax #	279.1	371.2
16.5	Extraordinary items net of tax	-	-
16.6	Net profit	279.1	371.2
16.7	Outside equity interests	-	-
16.8	**Net profit attributable to members of WMC**	**279.1**	**371.2**
16.9	Dividends received/receivable by WMC	(377.0)	(254.7)
16.10	**Surplus/(shortfall) of equity share of profits over dividends received**	**(97.9)**	**116.5**

Profit from ordinary activities after income tax includes the significant item noted on page 4.

Material Interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities:

			Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit	
			Year ended 31 Dec 2001	Year ended 31 Dec 2000	Year ended 31 Dec 2001 $A million	Year ended 31 Dec 2000 $A million
17.1		**Equity accounted associates**				
	(i)	AWAC	40%	40%	280.9	370.9
		- Alcoa of Australia Ltd	39.25%	39.25%		
		Amortisation of equity goodwill realised on establishment of AWAC	n/a	n/a	(1.8)	(1.8)
	(ii)	Other - Mondo Minerals#	Nil	50%	-	2.1
17.2		Total			279.1	371.2
17.3		**Other material interests**			Nil	Nil

On 24 January 2001 WMC sold its 50 per cent interest in the Mondo Minerals Talc Joint Venture, effective from 1 January 2001.

Issued and quoted securities at end of current period

	Category of Securities	Date of Issue	Number issued	Number quoted	Issue price per share ($)	Amount paid up per share (cents)
18.1	**Ordinary shares**					
	Fully paid		1,108,821,653	1,108,821,653		
	Partly paid:	21 December 1987	362,000	Nil	5.82	5
		25 November 1988	267,000	Nil	4.98	5
			629,000	Nil		
	Changes during current period:					
18.2	(a) Issued during current year*		10,922,927	10,922,927	Various	
	(b) Decreases through buybacks#		Nil			

	Unquoted employee options to acquire fully paid ordinary shares	Number issued	Number Quoted	Exercise Price	Expiry Date
18.3	Balance at end of current year	10,000	Nil	$7.76	2 April 2002
		5,000	Nil	$8.23	11 June 2002
		375,000	Nil	$5.40	22 December 2002
		675,300	Nil	$4.91	22 December 2002
		375,000	Nil	$5.37	21 December 2003
		1,246,870	Nil	$4.88	21 December 2003
		4,617,753	Nil	$8.42	17 December 2004
		8,586,940	Nil	$7.52	18 December 2005
		11,173,500	Nil	$9.35	30 November 2006
		27,065,363			
	Changes during current period:				
18.4	Issued during the current year	11,173,500	Nil	$9.35	30 November 2006
18.5	Exercised during the current year	3,045,300	Nil	$7.37	16 December 2001
		1,037,100	Nil	$4.91	22 December 2002
		2,391,520	Nil	$4.88	21 December 2003
		3,135,947	Nil	$8.42	17 December 2004
		1,170,560	Nil	$7.52	18 December 2005
		10,780,427			
18.6	Expired/lapsed during the current year	73,700	Nil	-	16 December 2001
		14,500	Nil	-	22 December 2002
		12,000	Nil	-	21 December 2003
		287,800	Nil	-	17 December 2004
		655,900	Nil	-	18 December 2005
		1,043,900			

* *During the year 142,500 partly paid shares were converted to fully paid shares under the Employee Share Plan, 10,780,427 employee options were exercised and 1,043,900 employee options have lapsed.*

\# *On 15 March 2000 the Directors announced that the Company proposed to buy-back up to 5% of its ordinary fully paid shares on-market. On 13 February 2001 the Directors extended the buy-back by a further 5%. During the year no fully paid shares were purchased under the on-market buy-back.*

Basis of Accounts Preparation

This preliminary final report is for the year ended 31 December 2001, and has been prepared in accordance with the Australian Stock Exchange Listing Rules as they relate to Appendix 4B and in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001. It is recommended that this report be read in conjunction with any public announcements made by WMC Limited during the reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year.

Review of Operations and Comments by Directors

(Comments are for the year ended 31 December 2001 with comparatives for the year ended 31 December 2000)

Proposal to Demerge

In November 2001, the Company announced a proposal to demerge into two separately listed companies. This proposal followed a confidential and conditional approach by Alcoa Inc seeking a recommendation by the Board for a takeover offer by Alcoa of $10.20 per WMC share. The Board was unable to provide a recommendation on the basis that it could not be reconciled with an independent valuation of the company and would not be in the best interests of shareholders. However, Alcoa was able to make an offer directly to shareholders, but chose not to.

Our preference has always been to continue running and growing the company as an independent entity. However as a consequence of Alcoa's confidential approach and the potential lack of alternative bidders due to anti-trust and other issues in relation to alumina, rather than wait until Alcoa could return at a time of its choosing the Board chose to protect value through demerging.

The Board believes that the proposed demerger will maximise the value of the Company's AWAC interest, will eliminate any effect of the perceived uncertainties posed by the AWAC agreements on the valuation of the Company's other businesses, and will allow the management of each separate entity to focus specifically on that particular entity and its underlying business and needs. It is the Board's view that each separately listed entity will have a viable independent future and each will vigorously pursue a business strategy designed to grow value for shareholders.

Documentation concerning the demerger is expected to be dispatched to shareholders in May 2002, with a meeting of shareholders planned for June 2002.

Financial Result

The Group's equity operating profit after income tax attributable to the Company's shareholders was $401.7 million ($764.9 million); a disappointing result. The Group's equity operating profit after income tax was $308.5 million before individually significant items totalling $102.9 million. Individually significant items included profit on the sale of several operations: St Ives and Agnew gold operations ($170.0 million net of the hedge book close-out); interest in Mondo Minerals ($51.1 million); and Three Springs Talc ($20.0 million). Profit from asset sales was partly offset by a write-down of AWAC assets ($80.9 million), losses following the fire at Olympic Dam ($50.3 million), and cost of redundancies and closure costs ($16.7 million).

Asset sales follow a strategy of asset management to focus on a portfolio of large, low-cost, high-quality assets.

Directors have declared a final dividend of 13 cents per share (20 cents) bringing total dividends declared for the year 2001 to 29 cents (41 cents). Return on shareholders' equity decreased to 8.3 per cent (16.4 per cent).

The Company's financial position remained sound during the period, with interest cover at 7.2 times and cashflow to debt at 44.7 per cent. Both ratios are at or above our targets. Gearing decreased to 30.3 per cent (37.8 per cent) meeting the target set for the year. A total of $778 million of debt was repaid during the year. This repayment was partly offset by a decline in the AUD/USD exchange rate from $0.5548 to $0.5114, which increased the AUD value of USD debt by $159 million.

Review of Operations and Comments by Directors (continued)

Pre-tax operating profit, before hedging, declined for each of the Company's operations, except Gold as follows:

	$A Million	
	2001	2000
Copper Uranium	150.8	262.5
Alumina/Aluminium	473.1	571.9
Nickel	288.4	823.2
Fertilizer	(59.9)	(52.7)
Gold	52.8	32.2
Other	(0.8)	5.2

Net interest expensed was $140.9 million ($148.1 million). Debt reduction and lower interest rates reduced interest costs, however a portion of year 2000 interest cost relating to QFP was capitalised through to 1 August 2000. Depreciation and amortisation charges increased to $613.9 million ($528.5 million), reflecting a full year of charges for Fertilizer compared with five months of charges in 2000 and increased amortisation of Mine Property and Development.

Capital expenditure totalled $456.9 million ($468.6 million). Capital expenditure for 2002 is expected to increase with the rebuild of the Olympic Dam copper and uranium solvent extraction plants.

While deteriorating market conditions for the year 2001 led to a decrease in operating cash inflow to $943.0 million ($1,172.5 million), proceeds from the sale of operations of $610.2 million improved net cash inflow to $1,233.8 million after capital expenditure ($753.2 million inflow in 2000), providing the capacity to repay debt and pay dividends totalling $1,174.7 million. Cashflow for 2002 will depend on business conditions. However, at current prices and exchange rates, cashflow will be sufficient to achieve significant further debt reduction and meet the capital expenditure forecast.

Production

The Company had a difficult operating year with production levels for alumina and nickel curtailed in response to market conditions. At Olympic Dam, a fire in the SX plant reduced production of both copper and uranium for the past year and will impact 2002 production.

		2001	2000
Copper	000 tonnes	200.5	200.4
Uranium Oxide	tonnes	4,379.0	4,539.0
Alumina	000 tonnes	4,703.0	5,244.0
Aluminium	000 tonnes	146.3	129.4
Nickel in concentrate	000 tonnes	104.6	107.5
Nickel in matte	000 tonnes	96.6	103.0
Nickel in metal	000 tonnes	61.3	60.5
Fertilizer	000 tonnes	709.4	326.3
Gold	000 ounces	828.0	743.1
Industrial Minerals	000 tonnes	108.9	440.2

Review of Operations and Comments by Directors (continued)

Production (continued)

Olympic Dam did achieve its copper production target despite the fire. Uranium production was more seriously affected, with efforts now focussed on achieving maximum production from the old SX plant during 2002. Targets for 2002 are to produce and sell in excess of 200,000 tonnes of refined copper and 3,000 tonnes of uranium oxide. Reconstruction of the copper and uranium solvent extraction plants is contingent on a design which both mitigates the risk of fire in the future and meets investment return expectations.

Nickel production was curtailed in response to depressed market conditions. Kalgoorlie smelter produced 96,650 tonnes of nickel-in-matte following major planned maintenance early in the year and a reduction in output to match market conditions. Record output was achieved at Kwinana refinery, with metal production of 61,324 tonnes. Smelter production is planned to be lower in 2002 at 94,000 tonnes in response to market conditions.

The Group's beneficial interest in alumina production decreased to 4,703,000 tonnes, while aluminium production increased to 146,280 tonnes. The reduced alumina production followed the shutdown of the St Croix refinery and significant cutbacks at the Point Comfort refinery in response to market demand.

Gold production increased by 84,818 ounces (including Olympic Dam) to 827,927 ounces. Record production from both Olympic Dam and St Ives contributed to the increase. Olympic Dam's gold production is expected to return to a normal level in 2002.

Di-ammonium phosphate fertilizer production totalled 709,445 tonnes or 73 per cent of nameplate capacity with production affected by a major maintenance shutdown in the third quarter. Following the shutdown, plant performance steadily improved, reaching nameplate capacity during the last quarter. The target for 2002 is to achieve production in excess of 95% of capacity.

Costs

Total costs were generally in line with expectations, but lower production volumes due to cutbacks in response to market conditions, the Olympic Dam fire, and the maintenance shutdown at QFO affected unit cost of sales and profit.

	Unit Total Cost of Sales (A$)		
		2001	2000
Copper Uranium [(1)]	$/lb	0.89	0.86
Nickel	$/lb	3.74	3.19
Gold	$/oz	445	426

* *Unit costs are after co-product and intermediate product credits.*

[(1)] Unit costs exclude the impact of the fire in the SX plant.

Olympic Dam total cost of sales including the $71.8 million charge for the SX fire increased by 10 per cent to $763 million ($694 million). Unit total cost of sales after co-product credits increased to A$0.89 a pound (A$0.86) excluding the cost of the fire. Power outages in the first half and a longer than planned smelter shutdown in the second half impacted costs. Unit total cost of sales for 2002 are expected to be higher due to lower uranium and gold credits.

AWAC total cost of sales were lower at US$2,091 million, while unit cost of sales increased by 4%, with higher costs at Point Comfort and Jamalco partly offset by lower costs in the Australian operations. A significant reduction of 20% in cost of sales for aluminium resulted from the lower USD/AUD exchange rate and continued cost savings.

Review of Operations and Comments by Directors (continued)

Costs (continued)

Nickel total cost of sales were marginally higher for the year at $1,054 million ($1,039 million). Unit costs rose due to lower production, higher energy costs, increased amortisation charges for the development of the Harmony orebody and increased third party purchases.

Gold total cost of sales increased by 16 per cent to $367 million, while unit cost of sales increased 5 per cent as higher costs were partly offset by higher production.

A meaningful comparison of cost for Queensland Fertilizer cannot be made. All costs for 2001 have been expensed, including major maintenance in the third quarter, while production was at 73% of nameplate capacity.

Markets

Base metal markets deteriorated during 2001, with nickel falling 31 per cent year-on-year and copper dropping 13 per cent. The following table provides a comparison of prices for 2000, 2001 and the average long term prices forecast by a number of market analysts:

		1H 01	2H 01	2001	2000	Long term prices*
Copper	US$/lb	0.77	0.66	0.71	0.82	0.89
Aluminium	US$/lb	0.70	0.61	0.65	0.70	0.72
Nickel	US$/lb	3.00	2.39	2.69	3.92	2.97
Gold	US$/oz	266	277	271	279	312

* *average of eight brokers' forecasts*

The average prices realised for 2002 will depend significantly on world industrial production performance.

Business Development

The Company continued work on a bankable feasibility study to develop the Corridor Sands project in Mozambique. The study will be completed in the first half of 2002, after which a review will be conducted to determine the next step for the project.

Exploration Group is now integrated into the newly created Business Strategy and Development Division where exploration opportunities will compete for risk capital with advanced development, technology and merger and acquisition opportunities. This enables projects that will provide the greatest strategic and commercial advantage to receive priority funding and resourcing.

The two most advanced exploration projects are West Musgrave (Australia) and Jinping (China). In both cases the target is nickel/copper.

Hedging

As a result of previous price risk management undertaken for the Company, the total revenue for the year, which would otherwise have been realised, was reduced by $348.3 million for currency, offset by $64.1 million benefit for gold and $2.1 million for nickel.

Separately, the Company closed out currency and gold hedge positions following the sale of the Gold business and brought to account $103.2 million of losses, partly offsetting a gain of $238.8 million on the sale of gold assets.

The Company has an existing currency hedge position which will be managed on an ongoing basis. For 2002, US$294 million has been sold using limiting cover at an average rate of 0.6752 and US$170 million using non-limiting cover at an average rate, including premium, of 0.5536.

A total of 83,000 ounces of gold is hedged for 2002 at an average price of A$500 an ounce.

There are no outstanding copper or nickel hedge positions for 2002. The full hedge position is disclosed in the financial statements. There are no off balance sheet positions.

Review of Operations and Comments by Directors (continued)

Interest

The net interest paid during the period of $153.4 million ($158.2 million) decreased in line with the level of debt.

Net interest expensed of $140.9 million ($148.1 million) decreased even with $24.9 million of the previous year's interest relating to the Queensland Fertilizer Project being capitalised.

Income Tax

The WMC Group generated an income tax credit of $76.3 million (excluding AWAC share of tax expense). The significant tax credit arose predominantly from the recognition of capital losses of approximately $255 million that were utilised to offset the gain on the sale of the gold assets.

Dividend Franking Credits

The dividend declared of 13 cents (20 cents) per share will be paid in May 2002 and be fully franked at the 30 per cent tax rate. The dividend franking account was restated to 30% on 1 July 2001 in line with legislative requirements.

As at 31 December 2001, there were $19.8 million of franking credits available. The amount and timing of the payment of the dividend takes into account the proceeds from the assets sales and receipt of a fully franked dividend of $126 million in the 2nd quarter of 2002 from Alcoa of Australia. The potential to frank future dividends will depend upon the amount of the dividend and the franking credits then available.

Native Title

The majority of the WMC group's interests fall within one or more of Applications for Native Title Determination. The applications are filed for hearing in the Federal Court of Australia. The WMC group cannot make any assessment whether existing assets or operations will be materially affected until it is determined what rights, if any, the applicants are entitled to.

Consideration of the implications of Federal Court Determinations make it evident there are complex legal and factual issues potentially affecting existing and future WMC interests. Accordingly, the impact of these developments cannot be determined at this time.

Share Buy Back

No shares were purchased as the Company used surplus cashflow to reduce debt and gearing to targeted levels.

Review of Operations and Comments by Directors (continued)

Events Subsequent to Balance Date

Sale of controlling interest in Central Norseman Gold Corporation Limited

The shareholders of Central Norseman Gold Corporation Limited ('CNGC'), of which WMC held a controlling interest of 50.48%, approved a proposed merger with Croesus Mining N.L. at a court ordered meeting on 11 January 2002. The merger effected by a Scheme of Arrangement was subsequently approved by the Supreme Court of Western Australia on 15 January 2002. Management of the Company passed from WMC Resources Ltd to Croesus Mining N.L on 18 January 2002.

WMC received 4 Croesus shares plus $2.03 cash for every 10 CNGC shares held. WMC has disposed its Croesus shares and this transaction resulted in total proceeds of $33.5 million and a pre-tax profit of $27.2 million, which has not been brought to account as at 31 December 2001.

Proceeds from the close out of some interest rate swap hedge positions

In January 2002, WMC received proceeds in the amount of $71 million in relation to closing out its interest rate swap hedge positions. This transaction has not been brought to account as at 31 December 2001.

There were no significant changes in accounting policies.

Further Information

Further information on WMC's business and results may be accessed on our Internet site **(www.wmc.com).**

Annual General Meeting

The Annual General Meeting of WMC Limited will be held as follows:

Place: Melbourne Convention Centre, Melbourne, Australia

Date: 18 June 2002

Time: 9.00 am

In order to save costs of holding two separate meetings, being the Annual General Meeting and the Extraordinary General Meeting to consider the demerger, WMC Limited applied for and was granted approval by the Australian Securities and Investments Commission to extend the period by which WMC would otherwise be required to hold its AGM under the Corporations Act 2001. Under the terms of the approval, the AGM must be held no later than 30 June 2002.

The 2001 Annual Report of WMC Limited will be available approximately March 2002.

Compliance Statement

1. This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act 2001.
2. This report gives a true and fair view of the matters disclosed.
3. This report is based on and uses the same accounting policies as the financial report prepared under the Corporations Act 2001 which has been audited.
4. WMC Limited has a formally constituted audit committee.

P J HORTON	26 FEBRUARY 2002
COMPANY SECRETARY	**DATE**

To: The Manager
Announcements
Company Announcements Office

Public Announcement 2002-8

2001 Results Fact File

Please find attached for immediate release WMC's Public Announcement 2002-8 enclosing presentation material relating to WMC's Annual Results.

A copy of this public announcement can be viewed at WMC's internet site at www.wmc.com following its release to the market.

Peter Horton
Company Secretary

26 February 2002

WMC Limited
ACN 004 820 419

GPO Box 860K
Melbourne Vic. 3001
Australia

Level 16 IBM Centre
60 City Road
Southbank Vic. 3006
Australia

Tel +61 (0)3 9685 6000
Fax +61 (0)3 9685 6115

WMC
Full Year Results

December 2001

For additional information please contact:
Bob Davies or Ursula McGinnes
WMC Limited
(ABN 85 004 820 419)
60 City Road, Southbank, Victoria 3006, Australia
Email: bob.davies@wmc.com or ursula.mcginnes@wmc.com
Telephone: +61 (0)3 9685 6065 or Telephone: +61 (0)3 9685 6274
Internet address: http://www.wmc.com
Fax: +61 (0)3 9685 6094

This page has been intentionally left blank

TABLE OF CONTENTS

PUBLIC ANNOUNCEMENT

CORPORATE

Significant achievements in a difficult operating environment 1
Key Features 1
Future 1
Result Contribution – 2000 vs 2001 (Equity Profit before Interest, Taxes, Individually Significant Items and Hedging) 2
Result Contribution – 2000 vs 2001 (Equity Profit before Interest, Taxes & Individually Significant Items including Hedging) 2
Financial Summary 3
Safety Statistics 3
Production Summary 5
Real Average Annual Growth Rate - Peer Comparison 6
Share Price 7
Equity Profit - $M 8
Shareholder's Equity - $M 9
Average Commodity Prices & Exchange Rates 9
Location of WMC Operations 10
Commodity & Currency Hedging as at 31 December 2001 11
Scenario Outcome - as at 31 December 2001 11
Our Vision 12
Our Aims and Objectives 12
Statement of Purpose 12
Our Values 12

COPPER URANIUM

Record production at Olympic Dam 1
Focus 1
Future 1
Profit Comparison – 2000 vs 2001 (Equity Profit before Interest, Taxes, Individually Significant Items and Hedging) 2
Profit Comparison – 2000 vs 2001 (Equity Profit before Interest, Taxes & Individually Significant Items including Hedging) 2
Copper Productivity (tonnes per full-time-equivalent-employee) 3
Financials - $M 4
Production 5
Sales 5
Safety Statistics 5

ALUMINA

Strong performance from Alumina despite depressed market 1
Focus 1
Future 1
Diagram of Operations 2
Alcoa World Alumina and Chemicals (AWAC) Profit & Loss 2
Alcoa World Alumina and Chemicals (AWAC) Profit & Loss 3
Alcoa World Alumina and Chemicals (AWAC) Balance Sheet 4
Alcoa World Alumina and Chemicals (AWAC) Statement of Cashflows 5
Alcoa World Alumina and Chemicals (AWAC) Reconciliation of Profit to WMC Equity Profit 6
Production 6

Table of Contents

NICKEL

Nickel maintains strong position in soft market 1
Focus 1
Future 1
Profit Comparison – 2000 vs 2001 (Equity Profit before Interest, Taxes, Individually Significant Items and Hedging) 2
Profit Comparison – 2000 vs 2001 (Equity Profit before Interest, Taxes, & Individually Significant Items includes Hedging) 2
Diagram of Operations 3
Nickel Productivity (tonnes per full-time-equivalent-employee) 3
Financials - $M 4
Production 5
Sales 5
Safety Statistics 6

FERTILIZER

Fertilizers Fully Commissioned 1
Focus 1
Future 1
Result Contribution – 2000 vs 2001 (Equity Loss before Interest, Taxes, Individually Significant Items and Hedging) 2
Result Contribution – 2000 vs 2001 (Equity Loss before Interest, Taxes & Individually Significant Items including Hedging) 2
Financials - $M 3
Production 3
Sales 4
Safety Statistics 4

GOLD

Gold Sale Finalised 1
Focus 1
Profit Comparison – 2000 vs 2001 (Equity Profit before Interest, Taxes, Individually Significant Items & Hedging) 2
Profit Comparison – 2000 vs 2001 (Equity Profit before Interest, Taxes, & Individually Significant Items including Hedging) 2
Financials - $M 3
Production 4
Sales 4
Safety Statistics 5

INDUSTRIAL MINERALS

Industrial Minerals sale completed 1
Financials (Equity Interest) - $M 2
Mine Production (WMC Equity) 2
Sales (WMC Equity) 2
Safety Statistics 3

TABLE OF CONTENTS

DEVELOPMENT
Newly created Business Development group to drive growth opportunities 1
Focus 1
Future 2
Diagram of Operations 2
Development Financials - $M 3
Exploration Financials - $M 3
Location of WMC's exploration offices and countries where grassroots exploration is currently being carried out 4
Safety Statistics 5

FINANCIAL STATEMENTS
December 2001 Preliminary Final ASX Report 1
Review of Operations and Comments by Directors 21

DEFINITIONS

WMC prepares for two new world-class companies

	Calendar 2000 Full Year	Calendar 2001 Full Year
Equity profit after tax ($m)	764.9	401.7
- before significant items	741.1	308.5
Cashflow from Operations ($m)	1172.5	943.0
Capital Expenditure ($m)	468.6	456.9
Dividends (fully franked) (cents/share)	41	29
Earnings per share (cents)	67.9	36.4
Return on Equity (%)	16.4	8.3

Key Features

- Demerger proposal announced, splitting WMC into two new resource companies - WMC Resources and Alumina Limited
- Strong underlying operational performance achieved with record copper, gold and silver production at Olympic Dam, and capacity production rate reached at Queensland Fertilizer Operations (QFO)
- Operational performance constrained by the fire in the Solvent Extraction Plant at Olympic Dam and plant reliability issues at QFO
- Sound financial position achieved, meeting targets of repaying debt by $778 million (gearing declined to 30.3 per cent), reducing capital expenditure (4 per cent drop to $456.9 million) and delivering a cash flow-to-debt ratio of 45 per cent
- Global economic slowdown reduced metal demand, with conditions and prices deteriorating sharply in the second half of the year. Reduced nickel and alumina production reflected depressed demand and prices
- Sale of gold and talc operations realised profits above market expectations, establishing portfolio of world-class, long-life, low-cost assets
- Asset sales offset by Alcoa World Alumina & Chemicals (AWAC) asset write-downs ($80.9 million after tax) and Olympic Dam fire ($50.3 million after tax)

WMC prepares for two new world-class companies

WMC Chief Executive Officer Hugh Morgan said that WMC's full-year result demonstrated significant achievements in difficult conditions. The second half was unsatisfactory due to a combination of very weak markets and, in particular, the fire at Olympic Dam.

"However, this is not a true reflection of the performance of the assets in more normal conditions," Mr Morgan said.

"Despite difficult conditions, we generated very strong cash-flow from a portfolio of world-class, long-life, low-cost assets which will continue to provide a sound base for the two new companies, post-demerger," he said.

Mr Morgan said the profit result reflected heavily depressed prices and reduced production of nickel and alumina. As well, operational interruptions due to a fire at Olympic Dam, commissioning problems at the fertilizer operations and asset write-downs by Alcoa World Alumina and Chemicals (AWAC) had impacted on the result.

"As we reported, commodity prices were severely depressed in the second half of the year, with copper prices being at their lowest in ten years.

"However, what these difficult circumstances in 2001 revealed is WMC's operations' ability to generate a positive cash-flow throughout one of the worst periods of the resources cycle," Mr Morgan said.

The Group's equity operating profit after income tax was $401.7 million. The Group's equity operating profit after income tax was $308.5 million before individually significant items totalling $102.9 million. Individually significant items included profit on the sale of several operations: St Ives and Agnew gold operations ($170 million net of the hedge book close-out); interest in Mondo Minerals ($51.1 million); and Three Springs Talc ($20 million).

Profit from asset sales was partly offset by a write-down of AWAC assets ($80.9 million), losses following the fire at Olympic Dam ($50.3 million) and cost of redundancies and closure costs ($16.7 million).

Directors have declared a final dividend of 13 cents per share, bringing total dividends declared for the year to 29 cents. Return on shareholders' equity for 2001 was 8.3%.

"Although deteriorating market and other difficult conditions led to a decrease in operating cash-flow, we made significant achievements, including meeting our key target of repaying debt by $778 million," Mr Morgan said.

"While cash-flow in 2002 will depend on business conditions, at current prices and exchange rates, we are confident that cash-flow will be sufficient to achieve further debt reduction and meet our growth targets and capital expenditure forecast."

Mr Morgan said the strength of WMC's operations was reflected in the record copper, gold and silver production achieved at Olympic Dam and the fertilizer operation reaching capacity production rate in December.

"Despite the fire, Olympic Dam achieved a record performance and, with our expansion plans on track, it can expect to continue producing an impressive cash-flow. We also expect the fertilizer operations to produce at close to capacity throughout the year, now that plant issues have been addressed," he said.

Nickel continued to be a profitable producer, with record performance achieved at Mt Keith and the Kwinana Nickel Refinery. This was despite nickel prices being the lowest for several years.

WMC's alumina asset (40% of AWAC) maintained profitability in a weak market and paid healthy dividends of $377million.

"We are confident that our portfolio of assets now enable the creation of two companies, each with strong cash-flows and significant growth potential. The two separate companies will have large, long-life and low cost assets; they will remain Australian-based and listed as part of the ASX top 50 and, importantly, will have greater valuation transparency," Mr Morgan said.

The two companies will be WMC Resources Ltd. and Alumina Ltd. Alumina Ltd. will contain little or no debt and will reflect a "look through" valuation of AWAC and Alcoa. Standard & Poors Evaluation Service has determined a long-term BBB stable rating outlook for WMC Resources post the demerger which is a solid investment grade rating.

Mr Morgan said the demerger proposal was on track, with a Scheme of Arrangement Booklet to be distributed to shareholders in May and an Extraordinary General Meeting to be held on 18 June, subject to regulatory approvals.

Media contact:

Tania Price, Group Manager – Public Affairs
(03) 9685 6233 or 0419 502 852

Analyst / Shareholder contact:

Ursula McGinnes, Manager – Shareholder Communications
(03) 9685 6274 or 0419 371 963

Significant achievements in a difficult operating environment

Results Summary

	Calendar 2000 Full Year	Calendar 2001 Full Year
Equity profit after tax ($m)	764.9	401.7
- before significant items	741.1	308.5
Cashflow from Operations ($m)	1172.5	943.0
Capital Expenditure ($m)	468.6	456.9
Dividends (fully franked) (cents/share)	41	29
Earnings per share (cents)	67.9	36.4
Return on Equity (%)	16.4	8.3

Key Features

- Demerger proposal announced, splitting WMC into two new resource companies - WMC Resources and Alumina Limited
- Strong underlying operational performance achieved with record copper, gold and silver production at Olympic Dam, and capacity production rate reached at Queensland Fertilizer Operations (QFO)
- Operational performance constrained by the fire in the Solvent Extraction Plant at Olympic Dam and plant reliability issues at QFO
- Sound financial position achieved, meeting targets of repaying debt by $778 million (gearing declined to 30.3 per cent), reducing capital expenditure (4 per cent drop to $456.9 million) and delivering a cash flow-to-debt ratio of 45 per cent
- Global economic slowdown reduced metal demand, with conditions and prices deteriorating sharply in the second half of the year. Reduced nickel and alumina production reflected depressed demand and prices
- Sale of gold and talc operations realised profits above market expectations, establishing portfolio of world-class, long-life, low-cost assets
- Asset sales offset by Alcoa World Alumina & Chemicals (AWAC) asset write-downs ($80.9 million after tax) and Olympic Dam fire ($50.3 million after tax)

Future

- Demerge current WMC Limited into WMC Resources and Alumina Limited
- Consistent production performance, with operations focussed on improving efficiencies and margins
- Low-cost, incremental growth
- Strong cashflow for the future WMC Resources to further reduce debt, meet capital expenditure requirements and fund growth options

Result Contribution – 2000 vs 2001 (Equity Profit before Interest, Taxes, Individually Significant Items and Hedging)


1800
1600
1400
1200
1000
800
600
400
200
0
A$ Millions
1,536
(40)
(11)
(535)
(7)
+20
(51)
912
2000
CU
AWAC
Ni
Fert
Gold
Other
2001

Result Contribution – 2000 vs 2001 (Equity Profit before Interest, Taxes & Individually Significant Items including Hedging)


1400
1200
1000
800
600
400
200
0
A$ Millions
1,269
(46)
(11)
(459)
(30)
(20)
(73)
630
2000
Cu
AWAC
Ni
Fert
Gold
Other
2001

Financial Summary

	Calendar 1998 Full Year	Calendar 1999 Full Year	Calendar 2000 Full Year	Calendar 2001 Full Year
Profit from ordinary activities after tax - ($m)	169.2	275.8	764.9	401.7
Profit from ordinary activities (before significant items) after tax - ($m)	166.5	240.5	741.1	308.5
Cashflow from Operations - ($m)	387.1	331.8	1,172.5	943.0
Equity earnings per share - (cents)	14.8	24.1	67.9	36.4
Return on equity - (%)	3.7	5.8	16.4	8.3
Dividends per share - (cents)	10.0	13.0	41.0	29.0
Cash & Liquid Investments - net of overdraft - ($m)	90.0	106.8	86.1	214.2
Borrowings (net of cash) - ($m)	2,210	2,505	2,854	2,108
Assets - ($m)	9,049	8,907	10,371	10,012
WMC's Equity - ($m)	4,644	4,729	4,676	4,844
Net Debt / Net Debt + Equity - (%)	32.1	34.6	37.8	30.3
Cash flow from Operations to Debt - (%)	17.5	13.2	41.1	44.7
Interest Cover	13.4	9.0	9.9	7.2
Share price (closing)				
High - ($)	5.73	8.55	8.91	10.22
Low - ($)	4.16	4.61	6.12	6.58

Safety Statistics


30
25
20
15
10
5
0
per million hours worked
F
F
F
F
F
F
F
F
F
F
1997
1998
1999
2000
2001
Lost Time Injury Frequency Rate
(Lost Time + Medically Treated) Injury Frequency Rate
F represents a fatality


Equity profit after tax
$ million
800
600
400
200
0
1997
1998
1999
2000
2001


Net debt to net debt
plus equity
%
40
30
20
10
0
1997
1998
1999
2000
2001


Earnings
and dividends
(cents/share)
70
60
50
40
30
20
10
0
1997
1998
1999
2000
2001
Equity profit before significant items
Dividends declared


Operating cash flow to
capital expenditure
(times)
2.5
2.0
1.5
1.0
0.5
0.0
1997
1998
1999
2000
2001

Production Summary

	Calendar 1998 Full Year	Calendar 1999 Full Year	Calendar 2000 Full Year	Calendar 2001 Full Year
Nickel (contained nickel)				
- Concentrate ('000 tonnes)	120	88	107	105
- Matte ('000 tonnes)	100	80	103	97
- Metal ('000 tonnes)	54	53	61	61
Gold (WMC equity) ('000 ounces) [1]	696	690	743	828
Copper ('000 tonnes)	82	138	200	201
Uranium (tonnes)	1,740	3,221	4,539	4,379
Alumina (WMC equity) ('000 tonnes)	4,884	4,992	5,244	4,703
Aluminium (WMC equity) ('000 tonnes)	131	122	129	146
Ammonium phosphates ('000 tonnes)[2]	-	5	326	709

[1] *Agnew and St Ives Gold Operations were sold on 30 November 2001.*

[2] *Includes 58,000t of MAP and 651.5t of DAP.*

Real Average Annual Growth Rate - Peer Comparison

These charts show the average annualised return over the last year and the last five years for a US investor who has reinvested dividends on the date received. All returns have been adjusted for increases in prices (inflation) and are quoted in US dollars.

WMC aims to achieve a real average annual growth rate in shareholder value consistent with the world's top 25 per cent of diversified minerals companies (as listed below the graphs).

Average real return in US$ over one year to 31 December 2001 - Accumulation Index with Dividends


One year - percentage change
70.00
50.00
30.00
10.00
-10.00
-30.00
-50.00
-70.00
per cent
WMC
Source: Bloomberg LP

Average real return in US$ over five years to 31 December 2001 - Accumulation Index with Dividends


Five year - percentage change
20.00
15.00
10.00
5.00
0.00
-5.00
-10.00
-15.00
-20.00
-25.00
per cent
WMC
Source: Bloomberg LP

Alcan	Eramet	IMC Global (Agrico)	Normandy Mining	Potash Corp
Alcoa	Falconbridge	Inco	Outokumpu	Rio Tinto Plc
Anglo America	Freeport C & G	MIM	Pechiney	Teck Corp
BHPBilliton	Grupo Mexico	Noranda	Phelps Dodge	

Share Price

WMC Limited A$/share - Five Years to 31 December 2001


10.00
9.00
8.00
A$
7.00
6.00
5.00
4.00
Jan-97
Jul-97
Jan-98
Jul-98
Jan-99
Jul-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
WMC Share Price
All Mining Index
Source: Bloomberg LP

Equity Profit - $M

	Calendar 2000 Full Year	1st Half 2001	2nd Half 2001	Calendar 2001 Full Year
Copper Uranium	262.5	128.1	94.5	222.6
Alumina/Aluminium	571.9	352.0	209.1	561.1
Nickel	823.2	228.9	59.5	288.4
Fertilizer	(52.7)	1.5	(61.4)	(59.9)
Gold Australia	32.2	22.3	30.5	52.8
Other	5.2	6.6	(4.1)	2.5
Business Unit Operating Profit before significant items	**1,642.3**	**739.4**	**328.1**	**1,067.5**
New Business	(11.1)	(22.0)	(21.6)	(43.6)
Regional Exploration	(53.8)	(30.1)	(23.8)	(53.9)
Corporate and Group Services	(43.4)	(31.8)	(25.9)	(57.7)
Finance and Other Costs	2.4	2.9	(3.5)	(0.6)
Net Borrowing Costs	(148.1)	(81.8)	(59.1)	(140.9)
Profit from ordinary activities before tax, hedging and significant items	**1,388.3**	**576.6**	**194.2**	**770.8**
Currency and Commodity Hedging	(267.9)	(115.2)	(166.9)	(282.1)
Significant Items[2]	20.2	(29.4)	63.5	34.1
Profit from Ordinary Activities Before Tax	1,140.6	432.0	90.8	522.8
Less Income Tax (including share of associate tax)	(375.7)	(157.7)	36.6	(121.1)
Profit from ordinary activities after tax	**764.9**	**274.3**	**127.4**	**401.7**

[1] *Includes $20.1m of currency hedging losses related to the repayment of debt that has not been allocated to the business units.*

[2] *Significant items before tax are as follows:-*

	Calendar 2000 Full Year	*1st Half 2001*	*2nd Half 2001*	*Calendar 2001 Full Year*
Sale of Gold operations (St Ives and Agnew)	-	-	*238.8*	*238.8*
Hedging loss associated with the gold sale	-	-	*(103.2)*	*(103.2)*
Sale of Three Spring Talc	-	-	*18.6*	*18.6*
Sale of Mondo Minerals interest	-	*61.2*	-	*61.2*
Write-off of assets and costs associated with the fire at Olympic Dam solvent extraction plant	-	-	*(71.8)*	*(71.8)*
Cost of redundancies and closure costs associated with the restructuring of the group service and exploration function	-	*(9.4)*	*(12.1)*	*(21.5)*
Equity share of write-down of AWAC assets and associated provisions	-	*(81.2)*	*(6.8)*	*(88.0)*
Sale of Kambalda Nickel Mines	*20.2*	-	-	-
	20.2	*(29.4)*	*63.5*	*34.1*

Shareholder's Equity - $M

	31 December 2000	30 June 2001	31 December 2001
Share Capital	3,123.3	3,169.3	3,190.9
Reserves	184.6	212.0	201.8
Retained Profits	1,368.3	1,465.8	1,451.7
Equity attributable to members of the parent entity	**4,676.2**	**4,847.1**	**4,844.4**
Outside equity interests in controlled entities	13.5	8.0	9.0
Total Shareholders' Equity	**4,689.7**	**4,855.1**	**4,853.4**
Number of Shareholders	**107,728**	**105,229**	**108,880**

Average Commodity Prices & Exchange Rates

Financial Period Ended	Copper US$/lb	Aluminium US$/lb	Nickel US$/lb	DAP US$/t	US$/A$1.00
30 June 1997					
First Half	0.94	0.65	3.19	208.77	0.7917
Second Half	1.12	0.72	3.36	201.28	0.7737
Full Year	1.02	0.68	3.27	204.98	0.7828
31 December 1998*					
First Half (to December 1997)	0.95	0.73	2.93	199.63	0.7143
Second Half (to June 1998)	0.78	0.64	2.35	206.44	0.6476
Third Half (to December 1998)	0.72	0.59	1.85	206.95	0.6115
12 months (to December 1998)	0.75	0.62	2.09	206.82	0.6296
31 December 1999					
First Half	0.65	0.57	2.24	194.24	0.6438
Second Half	0.77	0.67	3.21	158.77	0.6473
Full Year	0.71	0.62	2.74	177.59	0.6456
31 December 2000					
First Half	0.80	0.71	4.28	146.46	0.6103
Second Half	0.84	0.70	3.57	160.99	0.5538
Full Year	0.82	0.70	3.92	154.12	0.5821
31 December 2001					
First Half	0.78	0.70	3.00	152.79	0.5228
Second Half	0.66	0.61	2.41	141.08	0.5127
Full Year	0.72	0.66	2.70	146.82	0.5175
Long Term Consensus**	0.89	0.72	2.96	181.67	0.6260
As at 31 December 2001	0.66	0.61	2.58	150.75	0.5100

Source: Bloomberg

** 18 month transitional reporting period*

*** Average of nine brokers forecasts*

Location of WMC Operations

CORPORATE OFFICES
1 Melbourne, VIC
2 Perth, WA

COPPER-URANIUM
3 Olympic Dam, SA

NICKEL

Australia
4 Kalgoorlie, WA
5 Kambalda, WA
6 Kwinana, WA
7 Leinster, WA
8 Mount Keith, WA
9 Yakabindie, WA

International
10 Toronto, Canada
11 London, UK

FERTILIZER
12 Newcastle, NSW
13 Sydney, NSW
14 Brisbane, QLD
15 Mt Isa, QLD
16 Phosphate Hill, QLD
17 Townsville, QLD
18 Adelaide, SA
19 Kadina, SA
20 Port Lincoln, SA
21 Geelong, VIC
22 Melbourne, VIC
23 Portland, VIC

EXPLORATION

International

Base Office
24 Denver, USA

Satellite Offices
25 Quebec 7, Canada
26 Beijing, China
27 Jinping, China

EXPLORATION

Australia

Base Office
28 Perth, WA

Satellite Office
29 West Musgrave, WA

PROJECTS
30 Meliadine, Canada
31 Corridor Sands, Mozambique

AWAC

Australia
32 Point Henry, VIC
33 Portland, VIC
34 Kwinana, WA
35 Pinjarra, WA
36 Rockingham, WA
37 Wagerup, WA

AWAC

International
38 Sao Luis, Brazil
39 Trombetas, Brazil
40 Qingdao, China
41 Ludwigshafen, Germany
42 Sangaredi, Guinea
43 Falta, India
44 Clarendon, Jamaica
45 Iwankuni City, Japan
46 Naoetsu, Japan
47 Rotterdam, Netherlands
48 Singapore, Singapore
49 San Ciprian, Spain
50 Paranam, Suriname
51 Baton Rouge, USA
52 Bauxite, USA
53 Dalton, USA
54 Fort Meade, USA
55 Leetsdale, USA
56 Point Comfort, USA
57 Vidalia, USA



11
47
41
49
26
40
46
45
27
43
42
48
31
30
25
10
55
24
52
57
53
51
54
56
44
50
38
39
17
15
16
8
29
9
7
14
5
4
3
12
20
19
13
2
28
36
18
35
6,34
33
23
1,22
21
37
32

Commodity & Currency Hedging as at 31 December 2001

The company's revenues will vary significantly with movements in commodity prices and the AUD/USD exchange rate. Option premium may be used in order to provide revenue protection while maintaining upside participation in prices. There is an existing hedge position that will be continuously managed.

The hedging position was altered following the sale of WMC's gold assets. Hedging of revenue beyond 2001 associated with gold production was reversed during the year. AUD and USD gold hedges were reversed in line with lower future production and deferred gains from the 1998 gold close-out were brought to account. The net after tax loss impact of this reversal, totalling about $72 million, is reflected in the second-half result. The cash flow impact of the reversals was deferred to the original settlement dates. The cash from the 1998 gold close-out was taken in 1998, leaving the deferred cash flow as follows:

	2002	2003	2004	2005	2006	2007	2008
Deferred Cashflow $m	(40.5)	(33.4)	(26.6)	(37.5)	(28.6)	(23.4)	(21.4)

Currency (post gold asset sale)

Period	Hedged US$M	Rate A$/US$	Limiting Cover* as % Net Revenue	Non-Limiting Cover* as % Net Revenue
2002	464	0.6250	31%	18%
2003	258	0.6772	24%	-
2004-2010	1,382	0.6606	17%	-

Net revenue is based on conservative assumptions and it includes the repayment of US$ debt. No revenue from the existing AWAC assets is included in the above table. * 'Limiting Cover' includes forward purchases and sales. 'Non-Limiting Cover' includes purchases of options.

Gold (post gold asset sale)

Period	Hedged ounces	Lowest Case Price AU$/oz	Limiting Cover* as % of Production	Non-Limiting Cover* as % of Production
2002	83,000	525	98%	-
2003	80,000	542	95%	-
2004-2010	557,000	628	78%	-

Gold hedging beyond 2001 is to be delivered against gold production from Olympic Dam Operations.

Scenario Outcome - as at 31 December 2001

As WMC's hedge positions comprise a combination of limiting and non-limiting cover, at various price levels, any one exchange rate or spot price cannot be used to predict the outcome of WMC's hedge position. The following table provides an estimate of the realised value under various scenarios taking into account the hedged and unhedged exposures. All realised exchange rate and price estimates include applicable option premium.

Currency

A$/US	Estimated realised rate - A/US		
Rate at maturity	2002	2003	2004-10
0.65	0.6375	0.6560	0.6537
0.60	0.6121	0.6167	0.6112
0.55	0.5845	0.5758	0.5676
0.50	0.5472	0.5335	0.5228
0.45	0.5049	0.4894	0.4768
0.40	0.4605	0.4437	0.4296

Our Vision

WMC is a minerals company determined to be BEST.

Our Aims and Objectives

Bottom-line performance

- Achieve real average annual growth rate in shareholder value consistent with the top 25% of diversified minerals companies in the world.
- Build our principal business activities in nickel, alumina, copper and fertilizer.
- Pursue growth opportunities in new businesses consistent with our skills.
- Seek high quality assets.
- Manage all operations consistent with world's best practice.
- Pursue low costs while optimising asset values.
- Maintain prudent financial and risk management.

Environmental responsibility

- Be recognised for our leadership in environmental management.

Safety and well being of our people

- Achieve the top safety performance in our industry.

Teamwork

- Be the preferred employer of those people who can most effectively add value.
- Promote leadership and create a high-performance team environment.

Statement of Purpose

Our business is to maximise shareholder value by finding, acquiring, developing and operating mineral resource projects throughout the world. We will maintain a diversified portfolio of commodities and exercise prudent financial management. To achieve our purpose, we will develop and retain top quality people, management, skills and technology.

Our Values

Fundamental to creating and maintaining shareholder value is our commitment to:

- **People**: constitute our single most important advantage. It is only through the combined efforts of our people that we will grow and prosper
- **Integrity**: caring about how we get results. Committed to a future based on the fundamentals of our Code of Conduct. Ensuring our actions match our words
- **Leadership**: provides the environment for all our people to realise their potential and focus on our goals
- **Performance**: continuously improving all that we do, measuring what is important, and driving for excellence
- **Innovation**: differentiating our business through innovation, we will be "first to be first"

Record production at Olympic Dam

Despite a weaker copper price in 2001, Olympic Dam achieved a strong performance on the back of record production of copper, gold and silver. Olympic Dam achieved an operating profit before currency and commodity hedging of $150.8 million, compared to $262.5 million in the previous corresponding period.

Olympic Dam was on track for an excellent operating result until a fire in the Solvent Extraction (SX) plant in October restricted the production of electro-won copper and uranium. Lower production and the write-off of assets destroyed by the fire, reduced profit before tax by $72 million ($50 million after tax). Although the investigation into the fire was inconclusive, its most likely cause was static electricity. International and Australian experts are working to redesign the SX plant, minimising potential for ignition and the spread of fire.

Despite production difficulties from the fire, refined copper production for the year achieved nameplate capacity at 200,523 tonnes and uranium production was 4,379 tonnes. This production was underpinned by record copper productivity (tonnes per full time equivalent employee). There was also record production of gold and silver. This achievement was underpinned by strong production in the third quarter with record production in all areas.

Total unit costs of copper sales for 2001 were $0.89 a pound, excluding the impact of the fire, compared to $0.86 a pound in 2000. This increase was due to higher consumables costs, many of which are denominated in US dollars, and production instability in the first half associated with four power outages.

The optimisation project to increase capacity to 235,000 tonnes of copper, remains on time and on budget. It is due for completion and full commissioning by the fourth quarter of 2002.

Over the year copper prices softened by 13 per cent to an average US$0.72 a pound due to lower demand, particularly in the United States. Business conditions and prices were particularly poor in the second half. Following the terrorist attacks in the US, the spot price fell to US$0.625 a pound, its lowest point in 14 years. Uranium spot prices recovered during the year and were above US$9.00 a pound at year end. Olympic Dam sells most of its uranium under long-term contracts, which yield a significant premium over the spot price.

Copper and uranium are fully sold for 2002 and copper prices have recovered from its historic low in the second half 2001.

Focus

- Record copper, gold and silver production
- Fire in SX plant curtailed production and financial performance
- Project to optimise copper production to 235,000 tonnes copper on time and on budget for fourth quarter 2002
- Copper prices fell by 13 per cent due to depressed demand and prices

Future

- Focus on improving efficiencies and margins
- Rebuild SX plant
- Define options for low-cost, high-return incremental growth
- Progress studies of major expansion options for the medium- to long-term

Profit Comparison – 2000 vs 2001 (Equity Profit before Interest, Taxes, Individually Significant Items and Hedging)


300
250
200
150
100
50
0
A$ Millions
263
(8)
(3)
(29)
223
2000
Price*
Volume
Costs**
2001
* Excludes hedging
** Excludes $72 million pre-tax impact of SX fire

Profit Comparison – 2000 vs 2001 (Equity Profit before Interest, Taxes & Individually Significant Items including Hedging)


200
150
100
50
0
A$ Millions
166
(14)
(3)
(29)
120
2000
Price*
Volume
Costs**
2001
* Includes hedging
** Excludes $72 million pre-tax impact of SX fire

Copper Productivity (tonnes per full-time-equivalent-employee)



160
140
120
100
80
60
40
20
0
tonnes produced/FTE
103
94
129
147
157
1997
1998
1999
2000*
2001*
* Includes contractors

Financials - $M

	Calendar 2000 Full Year	1st Half 2001	2nd Half 2001	Calendar 2001 Full Year
Balance Sheet				
Current Assets	398.0	301.2	277.4	277.4
Non-Current Assets	2,700.0	2,625.3	2,533.7	2,533.7
Total Assets	**3,098.0**	**2,926.5**	**2,811.1**	**2,811.1**
Profit & Loss				
Revenue				
Copper, Uranium, Gold and Silver	894.8	473.5	439.7	913.2
Insurance Proceeds	61.4	0.0	0.0	0.0
Total Revenue	**956.2**	**473.5**	**439.7**	**913.2**
Production Cash Costs	(412.6)	(212.7)	(211.2)	(423.9)
Production Non Cash Costs	(173.4)	(91.6)	(80.4)	(172.0)
Non Production Costs	(85.8)	(37.7)	(120.4) [3]	(158.1)
Change in Stock	(21.9)	(3.4)	(5.0)	(8.4)
Total Cost of Sales	**(693.7)**	**(345.4)**	**(417.0)**	**(762.4)**
Profit From Operations	**262.5**	**128.1**	**22.7**	**150.8**
Currency/Commodity Hedging	(96.8)	(42.8)	(60.1)	(102.9)
Profit From Operations(after hedging)	**165.7**	**85.3**	**(37.4)**	**47.9**
EBITDA (before hedging)	**452.8**	**221.5**	**111.2**	**332.7**
Capital Expenditure				
Sustain & Enhance	57.6	17.2	47.8	65.0
Mine Capital Development	22.3	4.3	6.0	10.3
Total	**79.9**	**21.5**	**53.8**	**75.3**
Depreciation and Amortisation	**190.3**	**93.4**	**88.5**	**181.9**
Ratios/Unit Costs				
Return on Net Assets (Annualised) %	8.7	8.9	2.5	5.7
Unit Cost of Sales (excluding effect of SX Fire) (A$/lb)[1]	0.86	0.96	0.82	0.89
Unit Cost of Sales (including effect of SX Fire) (A$/lb)[2]	0.86	0.96	1.16	1.06
Average Copper Sales Price excluding hedging (A$/lb)	1.46	1.55	1.31	1.44
Average Copper Sales Price including hedging (A$/lb)	1.25	1.37	1.03	1.21

[1] *Unit cost of sales in calendar 2000 full year includes a credit for business interruption and material damage insurance claims received during the year.*

[2] *Unit cost of sales in second half 2001 and calendar 2001 full year include a charge of $55.1m relating to writing off assets and $16.7m for the cost associated with lower production volumes of copper and uranium as a result of the fire in the SX plant. The impact of the SX fire on profit from operations as a result of reduced sales was estimated as $3.6m in 2001.*

[3] *Includes $71.8m (before tax) charge for 2001 SX fire.*

Production

	Calendar 2000 Full Year	1st Half 2001	2nd Half 2001	Calendar 2001 Full Year
Olympic Dam Operations				
Ore treated ('000 tonnes)	8,900.9	4,680.5	4,655.2	9,335.7
Copper ore grade (%)	2.53	2.42	2.52	2.47
Copper produced ('000 tonnes)	200.4	103.9	96.6	200.5
Uranium ore grade (kg/tonne)	0.73	0.68	0.76	0.72
Uranium produced (tonnes)	4,539	2,292	2,087	4,379
Gold ore grade (g/tonne)	0.53	0.62	0.56	0.59
Gold produced ('000 ounces)	70.0	59.0	54.4	113.4
Silver ore grade (g/tonne)	5.03	4.50	4.40	4.45
Silver produced ('000 ounces)	625.1	460.0	452.9	912.9

Sales

	Calendar 2000 Full Year	1st Half 2001	2nd Half 2001	Calendar 2001 Full Year
Copper ('000 tonnes)	203.2	105.7	95.1	200.8
Uranium Oxide (tonnes)	4,352.6	1,649.0	2,885.0	4,534.0

Safety Statistics


30
20
10
0
per million hours worked
F
1997
1998
1999
2000
2001
Lost Time Injury Frequency Rate
(Lost Time + Medically Treated) Injury Frequency Rate
F represents a fatality

Strong performance from Alumina despite depressed market

The contribution to pre-tax profit from AWAC decreased to $473.1 million ($571.9 million), and WMC's equity share of AWAC's after tax profit was $275.7 million ($366.7 million). Asset write-downs and provisions, which had a negative profit impact of $88 million before tax, included:

- The St Croix refinery (Virgin Islands) - a 600,000 tonnes a year capacity alumina refinery idle since January 2001
- Redundancy costs from the Point Comfort refinery in Texas
- A write-down on the Point Allen speciality chemicals plant in Louisiana, idle since December 2000
- A write-down of the Suralco smelter in Suriname

WMC's share of alumina production decreased 10 per cent to 4.7 million tonnes. This fall is due to reduced production at the Point Comfort and St Croix operations. Point Comfort is the highest cost producer in the AWAC network and the decision to reduce production to one-third was a response to lower alumina demand as global economies slowed. Soaring power prices in the USA Pacific North-West led to the shutdown of 1.5 million tonnes of aluminium smelter capacity.

Alumina prices received over 2001 were comparable to those in 2000, although falling aluminium prices began to affect contract alumina prices in the latter part of the year. WMC's share of aluminium production increased by 8 per cent to a record 146,280 tonnes.

Unit cost of sales for alumina were 4 per cent higher due to lower production at Point Comfort, higher costs in the fourth quarter at Jamalco following a labour strike and higher caustic prices. These factors were offset partially by lower US dollar costs at the Australian refineries that benefited from a lower USD/AUD exchange rate. Unit cost of sales for aluminium fell a significant 20 per cent due to Alcoa's cost reduction program and the lower exchange rate.

Dividends received in 2001 were a record $377.0 million ($254.7 million) with a further $12.1 million received from the sale of the Moerdijk chemicals site, and subsequent liquidation of the Alcoa Moerdijk B.V in the Netherlands.

Focus

- Profit strong despite reduced production
- Non-recurring items reduced profit performance
- Production curtailed to match depressed market conditions and weaker demand
- Record full year dividends of $377 million

Future

- Pursue brownfields expansion opportunities, subject to improved market demand
- Continuation of cost reduction programs as part of Alcoa's stated commitment

The table below summarises the comparison of the business results for the two periods (excluding individually significant items).

	Calendar 2000 Full Year ($Am)	Calendar 2001 Full Year ($Am)
Alumina	466.4	436.9
Metal	93.3	110.8
Chemical	19.3	12.9
Other	13.0	21.7
Total Profit	592.0	582.3
Goodwill and other	(20.1)	(21.2)
Total Business Unit Profit	571.9	561.1

Diagram of Operations


Alcoa World Alumina and Chemicals
Bauxite Mines
Alumina refineries
Aluminium smelters
Alumina chemicals

Bauxite Mines

Australia
- Huntly
- Willowdale

Brazil
- Trombetas*

Guinea
- Sangaredi*

Jamaica
- Clarendon

Suriname
- Moengo Accaribo*

Alumina refineries

Australia
- Kwinana
- Pinjarra
-Wagerup

Brazil
-Sao Luis*

Jamaica
- Clarendon

Spain
-San Ciprian

Suriname
-Paranam

USA
- Point Comfort
-St Croix**

Aluminium smelters

Australia
-Point Henry
- Portland#

Alumina chemicals

Australia
- Kwinana
- Rockingham
Germany
- Ludwigshafen
India
- Falta
Japan
- Naoetsu
- Iwankuni City
Netherlands
-Rotterdam
Singapore
- Singapore
Spain
-San Ciprian
USA
- Baton Rouge, LA
- Bauxite, Ark
- Dalton, Ga
- Fort Meade, Flo
- Leetsdale, Pa
-Vidalia, La
- Point Comfort, Tex
- Port Allen, Lo##
China
-Qindao

* Non-controlled entities with less than 50% ownership
\# Controlled entity in 2000 with the purchase of Eastern Aluminium 10 per cent interest
** Ceased production in January 2001. Permanently closed in June 2001
\##HIQ plant closed in July 2001

Alcoa World Alumina and Chemicals (AWAC) Profit & Loss

$US Millions (US GAAP) 100%	Calendar 2000 Full Year	1st Half 2001	2nd Half 2001	Calendar 2001 Full Year
Sales and Operating Revenue	2,523.8	1,248.6	802.2	2,050.8
Revenue From Related Parties	1,100.1	445.7	625.0	1,070.7
Total Revenue	3,623.9	1,694.3	1,427.2	3,121.5
Cost of Goods Sold and Operating Expenses	(2,376.2)	(1,082.9)	(1,008.2)	(2,091.1)
Selling, Administration and Other Expenses	(87.7)	(33.3)	(33.4)	(66.7)
Provision for Depreciation, Depletion and Amortisation	(174.9)	(82.0)	(81.9)	(163.9)
Interest Expense	(13.8)	(3.0)	(2.9)	(5.9)
Other Expenses	(33.3)	(7.8)	2.4	(5.4)
Asset write offs and provisions associated with closure of plants[1]	-	(98.0)	(9.0)	(107.0)
Total Expenses	**(2,685.9)**	**(1,307.0)**	**(1,133.0)**	**(2,440.0)**
Profit Before Taxes On Income	938.0	387.3	294.2	681.5
Provision for Taxes On Profit	(317.6)	(151.5)	(121.2)	(272.7)
Profit From Operations	620.4	235.8	173.0	408.8
Less Minority Interests	(1.6)	(0.3)	(0.6)	(0.9)
Net Income	**618.8**	**235.5**	**172.4**	**407.9**
Members' Equity				
Opening Balance at Start of Period	**2,098.1**	**2,087.4**	**1,553.9**	**2,087.4**
Net Income	618.8	235.5	172.4	407.9
Dividends Paid	(437.1)	(511.8)	(30.0)	(541.8)
Other Comprehensive Income	(192.4)	(257.2)	53.0	(204.2)
Closing Balance at End of Period	**2,087.4**	**1,553.9**	**1,749.3**	**1,749.3**

	Calendar 2000 Full Year	*1st Half 2001*	*2nd Half 2001*	*Calendar 2001 Full Year*
[1] This amount comprises the following asset write offs and provisions:				
- St Croix Refinery	-	*47.1*	*0.1*	*47.2*
- Suralco Smelter	-	*8.4*	*0.0*	*8.4*
- Pt Comfort Carbon Plant	-	*6.3*	*0.0*	*6.3*
- Pt Comfort Refinery	-	*12.0*	*8.9*	*20.9*
- Pt Allen HiQ Plant	-	*24.2*	*0.0*	*24.2*
	-	***98.0***	***9.0***	***107.0***

Alcoa World Alumina and Chemicals (AWAC) Balance Sheet

$US Millions (US GAAP) 100%	31 December 2000	30 June 2001	31 December 2001
Cash and Cash Equivalents	118.1	52.6	98.2
Receivables From Customers	405.3	292.2	347.8
Inventories	306.7	342.0	366.6
Prepaid Expenses and Other Current Assets	112.3	113.1	77.4
Total Current Assets	**942.4**	**799.9**	**890.0**
Land and Land Rights, including Mines	73.8	76.5	78.7
Structures	1,340.8	1,300.5	1,310.2
Machinery and Equipment	3,079.4	2,946.6	2,962.3
	4,494.0	4,323.6	4,351.2
Less Accumulated Depreciation and Depletion	(2,529.5)	(2,554.3)	(2,576.7)
	1,964.5	1,769.3	1,774.5
Construction Work In Progress	124.2	137.9	107.0
Investments	71.7	71.5	71.8
Other Assets and Deferred Charges	288.4	244.4	311.0
Total Non-Current Assets	**2,448.8**	**2,223.1**	**2,264.3**
Total Assets	**3,391.2**	**3,023.0**	**3,154.3**
Short Term Borrowings	12.2	30.0	116.4
Long Term Borrowings (Due Within 12 Months)	1.7	1.6	1.6
Accounts Payable	281.6	218.3	269.4
Taxes Payable	205.6	116.5	143.4
Other Current Liabilities	124.8	247.1	233.4
Total Current Liabilities	**625.9**	**613.5**	**764.2**
Long Term Debt	56.1	200.5	3.9
Deferred Taxes	214.8	128.8	179.1
Other Long Term Liabilities	401.4	521.3	452.4
Total Non-Current Liabilities	**672.3**	**850.6**	**635.4**
Total Liabilities	**1,298.2**	**1,464.1**	**1,399.6**
Minority Interest	5.6	5.0	5.4
Equity	2,087.4	1,553.9	1,749.3
Total Liabilities & Equity	**3,391.2**	**3,023.0**	**3,154.3**

Alcoa World Alumina and Chemicals (AWAC) Statement of Cashflows

$US Millions (US GAAP) 100%	Calendar 2000 Full Year	1st Half 2001	2nd Half 2001	Calendar 2001 Full Year
Operating Activities				
Net Income	618.8	235.5	172.4	407.9
Adjustment to reconcile net income to cash from operations:				
Depreciation, Amortisation and Impairment	174.9	81.8	82.1	163.9
Reduction (Increase) in: Receivables	(86.6)	7.6	39.3	46.9
Inventories	(9.9)	(47.3)	(24.7)	(72.0)
Increase (Reduction) in: Current Liabilities	59.8	(58.4)	35.3	(23.1)
Other Working Capital	11.5	79.2	(39.8)	39.4
Net Change in Non Current Assets and Liabilities	(41.8)	(104.1)	59.6	(44.5)
Other Items	119.3	100.0	(43.8)	56.2
Cash From Operating Activities	**846.0**	**294.3**	**280.4**	**574.7**
Financing Activities				
Dividends paid & Return of Capital to Partners	(437.1)	(504.1)	(37.7)	(541.8)
Change in Debt	(193.6)	162.8	(102.7)	60.1
Additions to minority interests	-	-	0.5	0.5
Dividends Paid to Minority Interests	(0.2)	(0.4)	-	(0.4)
Cash used for Financing Activities	**(630.9)**	**(341.7)**	**(139.9)**	**(481.6)**
Investing Activities				
Capital Expenditure	(139.9)	(18.2)	(93.3)	(111.5)
Acquisition of Subsidiaries	(99.3)	-	-	-
Investments	-	-	-	-
Changes in Minority Interest	-	0.5	(0.5)	-
Cash Used for Investing Activities	**(239.2)**	**(17.7)**	**(93.8)**	**(111.5)**
Effect of Exchange Rate Changes on Cash	(2.2)	(0.4)	(1.1)	(1.5)
Cash Generated / (Used)	**(26.3)**	**(65.5)**	**45.6**	**(19.9)**
Cash and Cash Equivalents				
Cash and Cash Equivalents at beginning of period	144.4	118.1	52.6	118.1
Cash and Cash Equivalents at end of period	118.1	52.6	98.2	98.2
Net Change in Cash and Cash Equivalents	**(26.3)**	**(65.5)**	**45.6**	**(19.9)**

Alcoa World Alumina and Chemicals (AWAC) Reconciliation of Profit to WMC Equity Profit

	Calendar 2000 Full Year	1st Half 2001	2nd Half 2001	Calendar 2001 Full Year
USD Profit Before Taxes on Income (US GAAP)	938.0	387.3	294.2	681.5
Plus: USD USGAAP Adjustments	(60.5)	(11.6)	(7.2)	(18.8)
Total USD Profit Before Taxes (AUS GAAP)	877.5	375.7	287.0	662.7
Total AUD Profit Before Taxes (AUS GAAP)	**1,509.1**	**718.7**	**561.2**	**1,279.9**
Total WMC Share of AUD Profit Before Taxes[1]	592.0	280.7	213.5	494.2
Less: Write-Off Of Goodwill On Acquisition and Business Unit Costs	(20.1)	(9.9)	(11.2)	(21.1)
AWAC Equity Profit Before Tax	**571.9**	**270.8**	**202.3**	**473.1**
Less: Share of equity income tax expense	(205.2)	(111.7)	(85.7)	(197.4)
AWAC Equity Profit After Tax	**366.7**	**159.1**	**116.6**	**275.7**

[1] *First half 2001 includes equity share of asset write-offs and provisions associated with closure of plants of $81.2m (tax benefit of $7.1m). In the second half 2001, $6.8m of provisions has also been charged.*

Production

	Calendar 2000 Full Year	1st Half 2001	2nd Half 2001	Calendar 2001 Full Year
Alumina (WMC Equity) ('000 tonnes)	5,244	2,462	2,241	4,703
Aluminium (WMC Equity) ('000 tonnes)	129	73	73	146

Nickel maintains strong position in soft market

In a difficult year for the nickel industry, we maintained our global competitive edge to deliver what under the circumstances was a solid performance. The nickel operations posted an operating profit before currency and commodity hedging of $288.4 million ($823.2 million). Matte and concentrate production reflected depressed market conditions and weak prices.

Nickel-in-concentrate production was 104,591 tonnes (107,458 tonnes) for the year. Purchases from third parties increased to 19,717 tonnes (7,800 tonnes), reflecting initial deliveries from the Miitel, Otter, Coronet and Wannaway mines. Preparation started for the sale of the Long/Victor and Lanfranchi mines in 2002, which will complete the divestment of WMC-owned mines in the Kambalda region.

Mount Keith's operations set a record production of 47,930 tonnes.

Nickel-in-matte production reduced to 96,650 tonnes (103,019 tonnes) following the major planned maintenance shutdown in March / April and the strategy of matching output to market conditions. The expansion of the Kwinana Nickel Refinery by 10 per cent to 67,000 tonnes of nickel metal was completed and the refinery reached this capacity in the fourth quarter. It produced 61,324 tonnes for the year which was the refinery's best performance to date.

Total cost of sales increased to $1,054 million ($1,040 million). Unit cost of sales were in line with forecasts at $3.74 a pound ($3.19 a pound), with the increase due to reduced production; increased volumes of third-party feed; higher amortisation charges due to production coming on line from the new Harmony mine; and increased energy costs in Western Australia.

The purchase of the Yakabindie nickel deposit will provide future flexibility for nickel production planning.

The slowdown in global economic growth and the resultant cutback in stainless steel production lowered demand for nickel. This pressure saw the average price fall 31 per cent from the previous year which had a major affect on WMC's profit. In the second half the price fall was even more significant than in the first half. At 94,000 tonnes, smelter production will be lower in 2002 in response to ongoing weak market conditions.

Focus

- Maintained profitability in difficult market conditions
- Matched production to market conditions
- Fall of nickel prices by 31 per cent in a market of weak demand
- Achieved record operational performances at Kwinana Nickel Refinery and Mount Keith
- Purchased Yakabindie to provide flexibility for medium-term growth

Future

- Maintain focus on improving costs and margins
- Complete divestment of Kambalda mines
- Continue to pursue low cost, high return incremental opportunities
  (eg further recovery improvements at Mt Keith and Leinster, further refinery debottlenecking)
- Select option for expansion of Mt Keith
- Evaluate alternatives for developing Yakabindie

Profit Comparison – 2000 vs 2001 (Equity Profit before Interest, Taxes, Individually Significant Items and Hedging)


A$ Millions
1000
800
600
400
200
0
823
(366)
(78)
(91)
288
2000
Price*
Volume
Costs
2001
* Excludes hedging

Profit Comparison – 2000 vs 2001 (Equity Profit before Interest, Taxes, & Individually Significant Items includes Hedging)


A$ Millions
700
600
500
400
300
200
100
0
607
(291)
(78)
(91)
147
2000
Price*
Volume
Costs
2001
* Includes hedging

Diagram of Operations


Third Party Feed
Kambalda Nickel Operations
Mount Keith Operations
Leinster Nickel Operations
Concentrate
Export concentrate sales
Kalgoorlie Nickel Smelter
Matte
Export matte sales
Kwinana Nickel Refinery
Metal
Export briquette & powder sales

Nickel Productivity (tonnes per full-time-equivalent-employee)


60
50
40
30
20
10
0
tonnes produced/FTE
43
48
45
52
51
1997
1998
1999
2000
2001

Financials - $M

	Calendar 2000 Full Year	1st Half 2001	2nd Half 2001	Calendar 2001 Full Year
Balance Sheet				
Current Assets	421.2	394.2	309.9	309.9
Non-Current Assets	1,379.8	1,393.1	1,381.2	1,381.2
Total Assets	**1,801.0**	**1,787.3**	**1,691.1**	**1,691.1**
Profit & Loss				
Revenue				
Nickel	1,643.3	631.2	517.4	1,148.6
Intermediate Products	128.7	61.9	45.1	107.0
Commodity Trading Revenue	90.1	38.8	48.0	86.8
Other	0.6	-	-	-
Total Revenue	**1,862.7**	**731.9**	**610.5**	**1,342.4**
Production Cash Costs	(563.1)	(299.8)	(316.0)	(615.8)
Production Non-Cash Costs	(199.3)	(100.6)	(118.0)	(218.6)
Non-Production Costs	(169.9)	(87.3)	(72.4)	(159.7)
Commodity Trading Expenses	(88.6)	(38.3)	(47.7)	(86.0)
Change in Stock	(12.1)	25.8	6.0	31.8
Exploration Expense	(6.5)	(2.8)	(2.9)	(5.7)
Total Cost of Sales	**(1,039.5)**	**(503.0)**	**(551.0)**	**(1,054.0)**
Profit From Operations	**823.2**	**228.9**	**59.5**	**288.4**
Currency/Commodity Hedging	(216.7)	(63.2)	(78.3)	(141.5)
Profit From Operations (after hedging)	**606.5**	**165.7**	**(18.8)**	**146.9**
EBITDA (before hedging)	**1,027.0**	**330.8**	**180.1**	**510.9**
Capital Expenditure				
Sustain & Enhance	57.8	67.3	42.1	109.4
Mine Capital Development	97.7	56.9	60.8	117.7
Total	**155.5**	**124.2**	**102.9**	**227.1**
Depreciation and Amortisation	**203.8**	**101.9**	**120.6**	**222.5**
Ratios/Unit Costs				
Return on Net Assets (Annualised) %	51.9	29.6	8.1	19.1
Unit Cost of Sales (A$/lb)	3.19	3.52	3.93	3.74
Average Nickel Sales Price excluding hedging (A$/lb)	7.09	6.18	4.76	5.41
Average Nickel Sales Price including hedging (A$/lb)	5.49	5.16	3.68	4.36

Production

	Calendar 2000 Full Year	1st Half 2001	2nd Half 2001	Calendar 2001 Full Year
Kambalda Nickel Operations[1]				
Ore treated ('000 tonnes)	539.6	281.8	319.7	601.5
Head grade (%)	3.84	3.47	3.27	3.37
Total Concentrate produced ('000 tonnes)	148.9	67.9	69.4	137.3
Concentrate grade (%)	12.9	13.3	13.9	13.6
Nickel in concentrate ('000 tonnes)	19.2	9.0	9.6	18.6
Leinster Nickel Operations				
Ore treated ('000 tonnes)	2,641.5	1,136.8	1,186.9	2,323.7
Head grade (%)	1.92	2.04	2.04	2.04
Concentrate produced ('000 tonnes)	305.7	150.2	168.9	319.1
Concentrate grade (%)	13.3	12.3	11.6	11.9
Nickel in concentrate ('000 tonnes)	40.7	18.5	19.5	38.0
Mt Keith Nickel Operations				
Ore treated ('000 tonnes)	10,685.0	5,435.8	5,484.1	10,919.9
Head grade (%)	0.63	0.62	0.63	0.62
Concentrate produced ('000 tonnes)	248.7	122.4	132.0	254.4
Concentrate grade (%)	19.1	19.3	18.3	18.8
Nickel in concentrate ('000 tonnes)	47.5	23.7	24.2	47.9
Total nickel in concentrate from third party purchases ('000 tonnes)	**7.8**	**8.7**	**11.6**	**20.3**
Kalgoorlie Nickel Smelter				
Concentrate treated ('000 tonnes)	737.2	333.0	371.3	704.3
Matte produced ('000 tonnes)	148.1	67.4	73.0	140.4
Nickel in matte produced ('000 tonnes)	103.0	47.0	49.6	96.6
Kwinana Nickel Refinery				
Matte treated ('000 tonnes)	94.0	42.7	51.5	94.2
Refined nickel produced ('000 tonnes)	60.5	28.1	33.2	61.3

[1] *The Third party feed concentrate production figure for KNO in 2001 is 9,880t of contained nickel.*

Sales

	Calendar 2000 Full Year	1st Half 2001	2nd Half 2001	Calendar 2001 Full Year
Nickel In Concentrate ('000 tonnes)	18.1	7.1	6.7	13.8
Nickel In Matte ('000 tonnes)	40.7	17.8	16.8	34.6
Metal ('000 tonnes)	61.6	28.2	32.9	61.1
Total Nickel ('000 tonnes)	**120.4**	**53.1**	**56.4**	**109.5**
Cobalt (tonnes)	751	372	365	737

Safety Statistics


35
30
25
20
15
10
5
0
per million hours worked
F
F
F
F
F
1997
1998
1999
2000
2001
Lost Time Injury Frequency Rate
(Lost Time + Medically Treated) Injury Frequency Rate
F represents a fatality

Two fatalities were suffered in the first half of 2001; Zibi Kosowski died when struck by lightning at Leinster in January and Roche Bros contractor, Phillip Steel, died in May when the dozer he was operating toppled from a bench in the open pit operation at Mt Keith. Both incidents were independently investigated and the learnings communicated throughout the Company. These learning included:

- upgrading our lightning risk management practices and producing a lightning awareness video
- a range of mine operating practices were upgraded including dozer operations and project planning risk assessment

WMC continues to implement and improve standards and systems to eliminate fatalities and to achieve incident and injury free operations. The company's safety improvement plans can be found in our 2001 Sustainability Report available on our internet site.

Fertilizers Fully Commissioned

In its first full year of operation, the Queensland Fertilizer Operation (QFO) ended the period by achieving production at 100 per cent of design capacity. QFO posted an operating loss before currency hedging of $59.9 million ($52.8 million).

Total phosphate fertilizer production at 709,445 tonnes - or 73 per cent of total capacity – was less than anticipated due to a planned shutdown in July-August. The shutdown resolved a number of plant issues that had limited production performance. Since then, the plant's performance has significantly improved with production reaching design capacity in December.

Total costs for QFO for the year were $275 million. Factors affecting cost performance were lower production and the extended shutdown. As the ramp-up phase was completed during 2001, it is not yet possible to make meaningful cost comparisons.

Insurance proceeds of $22.5 million were recognised during the year, relating to claims from prior periods.

The WMC Aussie Gold fertilizer brand of premium quality di-ammonium phosphate (DAP) continued to be recognised for its excellent size, hardness and uniformity. In response to market demand 57,947 tonnes of mono-ammonium phosphate (MAP) were produced for the first time and were well received by Australian customers.

DAP prices were 4 per cent lower compared with 2000, though the market started turning around in the second half. This was due to increased demand following the entry of China into the World Trade Organisation, lack of Mexican production following hurricane damage, and strong United States domestic demand following a mild Autumn.

A concept study has started to investigate increasing annual fertilizer production beyond the plant's design capacity to 1.1 million tonnes, with little capital outlay.

Focus

- Achieved nameplate capacity production rate in December 2001
- Addressed ongoing technical and operation issues through planned shutdown in third quarter
- Produced MAP in response to market demand
- Received recognition for quality of phosphate fertilizers from domestic and international markets

Future

- Consistent, reliable production
- Focus on improving efficiencies and costs
- Define options for low cost expansion to 1.1 million tonnes per annum
- Increase MAP production and sales

Result Contribution – 2000 vs 2001 (Equity Loss before Interest, Taxes, Individually Significant Items and Hedging)


0
-25
-50
-75
-100
-125
-150
A$ Millions
(53)
+11
(40)
+22
(60)
2000
Price*
Cost/Vol
Other**
2001
* Excludes hedging
** Includes $23 million of insurance proceeds.

Result Contribution – 2000 vs 2001 (Equity Loss before Interest, Taxes & Individually Significant Items including Hedging)


0
-25
-50
-75
-100
-125
-150
A$ Millions
(60)
(12)
(40)
+22
(90)
2000
Price*
Cost
Other**
2001
* Includes hedging
** Includes $23 million of insurance proceeds.

Financials - $M

	Calendar 2000 Full Year	1st Half 2001	2nd Half 2001	Calendar 2001 Full Year
Balance Sheet				
Current Assets	52.0	68.2	70.7	70.7
Non-Current Assets	1,020.7	1,012.9	1,013.5	1,013.5
Total Assets	**1,072.7**	**1,081.1**	**1,084.2**	**1,084.2**
Profit & Loss				
Revenue				
Fertilizer Sales	72.2	135.0	71.4	206.4
Insurance Proceeds	4.4	22.5	-	22.5
Total Revenue	**76.6**	**157.5**	**71.4**	**228.9**
Product Cash Costs	(88.6)	(91.2)	(101.1)	(192.3)
Product Non Cash Costs	(21.1)	(25.5)	(27.8)	(53.3)
Non Production Cash Costs	(26.5)	(20.9)	(24.7)	(45.6)
Non Production Non Cash Costs	(1.1)	(15.4)	(5.8)	(21.2)
Change in Stock	13.6	(9.3)	31.5	22.2
Total Expenses[1]	**(123.7)**	**(162.3)**	**(127.9)**	**(290.2)**
Profit/(Loss) From Operations[2]	**(47.1)**	**(4.8)**	**(56.5)**	**(61.3)**
Profit/(Loss) from Hi Fert	(5.7)	6.3	(4.9)	1.4
Currency/Commodity Hedging	(7.1)	(18.6)	(10.9)	(29.5)
Profit/(Loss) From Operations (after hedging)	**(59.9)**	**(17.1)**	**(72.3)**	**(89.4)**
EBITDA (before hedging)	**(25.2)**	**20.2**	**(22.0)**	**(1.8)**
Capital Expenditure				
Sustain & Enhance	**93.3**	**18.3**	**22.5**	**40.8**
Depreciation and Amortisation	**21.9**	**25.0**	**34.5**	**59.5**
Ratios				
Return on Net Assets (Annualised) %	N/A	N/A	N/A	N/A

[1] *Operating costs associated with the 35 days shutdown in the third quarter of 2001 were $12m.*

[2] *The impact of the shutdown on the profit margin as a result of reduced production was estimated as $18m.*

Production

	Calendar 2000 Full Year	1st Half 2001	2nd Half 2001	Calendar 2001 Full Year
Di-Ammonium phosphate (DAP) (tonnes)	326,262	363,620	287,878	651,498
Mono-Ammonium phosphate (MAP) (tonnes)	-	-	57,947	57,947

Sales

	Calendar 2000 Full Year	1st Half 2001	2nd Half 2001	Calendar 2001 Full Year
WMC Product - Di-Ammonium Phosphate (DAP) (tonnes)	157,551	312,427	224,198	536,625
Hi Fert - Third Party (tonnes)	558,585	410,434	180,715	591,149

Safety Statistics



40
35
30
25
20
15
10
5
0
per million hours worked
1997
1998
1999
2000
2001
Lost Time Injury Frequency Rate
(Lost Time + Medically Treated) Injury Frequency Rate

Gold Sale Finalised

The gold business achieved an operating profit before currency and commodity hedging of $55.0 million ($35.4 million).

Gold production increased by 84,818 ounces (including Olympic Dam) to 827,927 ounces. Record production from St Ives including production from the heap leach process contributed to this increase, as did record production at Central Norseman and Olympic Dam.

Total cost of sales increased by 16 per cent to $366.4 million ($314.6 million) as a result of higher production. Unit total cost of sales were 7 per cent higher, largely due to the lower grade of the heap leach and higher amortisation of the Argo open pits at St Ives.

While one of Australia's largest gold producers, the three Western Australia gold operations were a small part of WMC's portfolio. They were sold in 2001 as they did not fit within WMC's strategy of large, low-cost, long-life assets.

St Ives and Agnew gold operations were sold to Gold Fields of South Africa, effective 30 November 2001, for US$232 million. This generated $240 million profit (including the royalty). The resultant close-out of the gold and currency hedgebook were brought to account at a cost of $103.2 million before tax.

On 11 January 2002, Central Norseman Gold Corporation (CNGC) and Croesus Mining NL merged. CNGC is now a wholly owned subsidiary of Croesus, and is no longer listed on the Australian Stock Exchange. WMC's 50.48 per cent interest in CNGC was sold on 24 January and the merger was completed at the end of January 2002.

Focus

- Sale of St Ives and Agnew gold operations to Gold Fields for US$232million, generates profit of $240 million
- Central Norseman Gold Corporation merges with Croesus Mining ML

Profit Comparison – 2000 vs 2001 (Equity Profit before Interest, Taxes, Individually Significant Items & Hedging)


100
80
60
40
20
0
$A Millions
32
+46
+3
(28)
53
2000
Price*
Volume
Costs
2001

* Excludes hedging but includes minority interest.

Profit Comparison – 2000 vs 2001 (Equity Profit before Interest, Taxes, & Individually Significant Items including Hedging)


100
80
60
40
20
0
$A Millions
85
+5
+3
(28)
62
2000
Price*
Volume
Costs
2001

* Includes hedging

Financials - $M

	Calendar 2000 Full Year	1st Half 2001	2nd Half * 2001	Calendar 2001 Full Year
Balance Sheet				
Current Assets	77.7	94.2	62.4	62.4
Non-Current Assets	221.0	250.7	27.1	27.1
Total Assets	**298.7**	**344.9**	**89.5**	**89.5**
Profit & Loss				
Revenue				
Gold	349.5	194.3	226.5	420.8
Intermediate Products	0.5	0.3	0.3	0.6
Total Revenue	**350.0**	**194.6**	**226.8**	**421.4**
Production Cash Costs	(184.9)	(102.6)	(107.4)	(210.0)
Production Non Cash Costs	(80.3)	(52.8)	(60.7)	(113.5)
Non Production Costs	(39.4)	(8.7)	(28.2)	(36.9)
Change in Stock	3.9	(1.4)	11.3	9.9
Exploration Expense	(13.9)	(7.2)	(8.7)	(15.9)
Total Cost of Sales	**(314.6)**	**(172.7)**	**(193.7)**	**(366.4)**
Profit From Operations	**35.4**	**21.9**	**33.1**	**55.0**
Currency/Commodity Hedging	52.6	9.4	2.4	11.8
Profit From Operations (after hedging)	**88.0**	**31.3**	**35.5**	**66.8**
Minority Interests	(3.2)	0.4	(2.6)	(2.2)
Total Profit	**84.8**	**31.7**	**32.9**	**64.6**
EBITDA (before hedging)	**111.4**	**75.1**	**90.4**	**165.6**
Capital Expenditure				
Sustain & Enhance	28.6	2.7	5.5	8.2
Mine Capital Development	82.8	50.3	41.4	91.7
Total	**111.4**	**53.0**	**46.9**	**99.9**
Depreciation and Amortisation	**79.2**	**52.8**	**60.0**	**112.8**
Ratios/Unit Costs				
Return on Net Assets (Annualised) %	18.9	22.0	40.7	30.2
Unit Cost of Sales (A$/oz)	426	447	445	445
Average Gold Sales Price excluding hedging (A$/oz)	480	503	575	539
Average Gold Sales Price including hedging (A$/oz)	552	527	581	555

** Includes 5 months operation at Agnew and St Ives Gold operations which were sold on 30 November 2001.*

Production

	Calendar 2000 Full Year	1st Half 2001	2nd Half * 2001	Calendar 2001 Full Year
St Ives Gold				
Ore treated ('000 tonnes)	3,227.0	1,509.4	1,313.0	2,822.4
Recovered grade (grams per tonne)	3.90	4.20	9.70	4.51
Heap Leach ('000 tonnes)	138.0	840.9	937.6	1,778.5
Recovered grade (grams per tonne)	0.92	0.91	1.51	0.80
Gold produced ('000 ounces)	408.1	228.5	235.8	464.3
Agnew Gold Operation				
Ore treated ('000 tonnes)	1,047.8	515.3	433.6	948.9
Recovered grade (grams per tonne)	6.22	5.98	6.19	6.08
Gold produced ('000 ounces)	209.6	99.0	86.4	185.4
Central Norseman Gold Corporation (WMC 50.48%) WMC Equity				
Ore treated ('000 tonnes)	161.3	73.5	64.3	137.8
Recovered grade (grams per tonne)	10.68	11.88	17.80	14.64
Gold produced ('000 ounces)	55.4	28.1	36.8	64.9
WA Gold Produced (WMC Equity) ('000 ounces)	**673.1**	**355.6**	**359.0**	**714.6**
Olympic Dam Operations				
Gold produced ('000 ounces)	70.0	59.0	54.4	113.4
Total Gold Produced (WMC Equity) ('000 ounces)	**743.1**	**414.6**	**413.4**	**828.0**

** Includes 5 months operation at Agnew and St Ives Gold operations which were sold on 30 November 2001.*

Sales

	Calendar 2000 Full Year	1st Half 2001	2nd Half 2001	Calendar 2001 Full Year
WA Gold ('000 ounces)	673.0	358.8	357.4	716.2
ODO Gold ('000 ounces)	69.2	54.2	57.0	111.2
Total Gold	**742.2**	**413.0**	**414.4**	**827.4**

Safety Statistics


40
35
30
25
20
15
10
5
0
per million hours worked
F
F
1997
1998
1999
2000
2001
Lost Time Injury Frequency Rate
(Lost Time + Medically Treated) Injury Frequency Rate
F represents a fatality

Industrial Minerals sale completed

In 2001, WMC sold its industrial minerals business as it no longer fitted within the business strategy of operating long-life, low-cost assets of world-class standing.

WMC's 50 per cent share of Mondo Minerals was sold to the joint-venture partner, Omya, and the arrangement was finalised in May for a profit before tax of $61.2 million. Subsequently, it was decided to withdraw from the talc business and the Three Springs Talc operation was sold to Luzenac Australia Pty Ltd (a subsidiary of the Rio Tinito Group of Companies) for a profit before tax of A$18.6 million.

Financials (Equity Interest) - $M

	Calendar 2000 Full Year	1st Half 2001	2nd Half 2001	Calendar 2001 Full Year
Balance Sheet				
Current Assets	15.1	13.8	0.2	0.2
Non-Current Assets	90.3	30.4	0.3	0.3
Total Assets	**105.4**	**44.2**	**0.5**	**0.5**
Total Profit[1,2]	**6.2**	**3.8**	**0.1**	**3.9**
Capital Expenditure				
Sustain & Enhance	5.0	0.5	0.1	0.6
Mine Capital Development	3.3	1.8	0.1	1.9
Total	**8.3**	**2.3**	**0.2**	**2.5**

[1] *WMC sold its 50 per cent interest in the Mondo Minerals for a profit before tax of $61.2m in January 2001.*

[2] *Three Springs Talc was sold on 30 September 2001. Profit on the sale before tax was $18.6m.*

Mine Production (WMC Equity)

	Calendar 2000 Full Year	1st Half 2001	2nd Half 2001	Calendar 2001 Full Year
Three Springs Talc and Mondo Minerals Oy (tonnes)	440,242	60,948	41,196	102,144

Sales (WMC Equity)

	Calendar 2000 Full Year	1st Half 2001	2nd Half 2001	Calendar 2001 Full Year
Three Springs Talc and Mondo Minerals Oy (tonnes)	401,513	55,554	27,343	82,897

Safety Statistics



45
40
35
30
25
20
15
10
5
0
per million hours worked
1997
1998
1999
2000
2001
Lost Time Injury Frequency Rate
(Lost Time + Medically Treated) Injury Frequency Rate

Newly created Business Development group to drive growth opportunities

The newly created Business Strategy and Development Group integrated exploration, technology, projects and business development activities so that all growth opportunities will compete for risk capital. This enables projects that will provide the greatest strategic and commercial advantage to receive priority funding and resourcing.

Exploration

Cash expenditure on grassroots exploration was $57.2 million ($49.9 million). This amount includes $8.7 million on the West Musgrave project.

The Exploration Division underwent a major restructure during the fourth quarter, closing the Brazil and Chile offices and consolidating its exploration skills in a smaller team based in Perth and Denver (USA). This restructure was designed to meet hurdles for return on capital and reduction in fixed costs, while delivering growth options through world-class mineral discoveries. This resulted in restructuring costs of $9 million after tax.

The group's focus is on the early stages of exploration – conceptual target selection, validation, and initial testing - where WMC's core competencies and skills provide a competitive market advantage.

There are currently 12 exploration projects in three countries and new opportunities are being evaluated. The two most advanced exploration projects are West Musgrave (Australia) and Jinping (China). In both cases the target is nickel-copper. The targeting methodology which led to the identification of the projects is being applied to other nickel targets in Australia and overseas. Although nickel values were encountered during drilling at Quebec 7, Canada, they were not of any commercial significance.

Projects

Fertilizer Expansion: With improved production performance at the Queensland Fertilizer Operations, investigative work was undertaken to better understand the capacities of individual plants. This information will identify areas for de-bottlenecking to achieve approximately 1.1 million tonnes of annual production. In addition, WMC is evaluating options for upgrading ore, either through flotation or ore sorting, which will allow further capacity increases to 1.3 million tonnes.

Corridor Sands: The Corridor Sands Bankable Feasibility Study focussed on finalising and undertaking scopes of work to confirm and optimise the technical aspects of the project. Progress was also made on infrastructure elements. The study is on track for completion in April.

Olympic Dam: The Olympic Dam expansion study on possible expansions of annual copper production in excess of 350,000 tonnes, continued this quarter. Aspects such as various hydro metallurgical processes and open pit and underground mining options are being explored.

Focus

- Restructured to enable best growth opportunities to receive priority funding and resourcing
- Continued exploring for nickel-copper at West Musgrave, Western Australia and Jinping, China
- Continued the Corridor Sands Bankable Feasibility Study
- Started scoping study in 2002, to explore concepts for the next major increase in annual copper production to between 350,000 and 600,000 tonnes at Olympic Dam
- Investigated increased fertilizer production through the increase of grade of the feed phosphate rock and de-bottlenecking at minimal cost

Future

- Continue to look for growth opportunities that add greatest value.
- Complete Corridor Sands study
- Continue exploration activities at West Musgrave and Jinping
- Further studies into expansions at Olympic Dam and QFO

Diagram of Operations


Business Development and Strategy
Exploration
Projects
Technology
Group Supply
Marketing
Information Technology
Business Development
Business Effectiveness

Development Financials - $M

	Calendar 2000 Full Year	1st Half 2001	2nd Half 2001	Calendar 2001 Full Year
Profit & Loss				
Meliadine (Gold)	(4.9)	(4.4)	(0.6)	(5.0)
Corridor Sands (Mineral Sands)*	(7.9)	(11.4)	(16.1)	(27.5)
Other	1.7	(6.2)	(4.9)	(11.1)
Total	**(11.1)**	**(22.0)**	**(21.6)**	**(43.6)**
Capitalised Expenditure				
Meliadine - Evaluation Expenditure	3.5	-	-	-
Other	0.5	-	-	-
Total	**4.0**	**-**	**-**	**-**

* Year 2001 includes an amortisation charge of $11.4m relating to the feasibility study option payment made in 2000.

Exploration Financials - $M

	Calendar 2000 Full Year	1st Half 2001	2nd Half 2001	Calendar 2001 Full Year
Regional Exploration Expenditure (Cash)				
Nickel				
Australia[1]	2.5	4.6	8.2	12.8
Overseas[2]	8.2	10.3	12.8	23.1
Gold				
Australia	1.9	0.4	-	0.4
Overseas	14.7	4.9	4.3	9.2
Copper				
Australia	0.3	0.2	-	0.2
Overseas	15.0	6.9	3.9	10.8
Other				
Australia	5.6	0.6	-	0.6
Overseas	1.7	-	-	-
Redundancies	-	-	10.1	10.1
Total Regional Exploration Expenditure (Cash)	**49.9**	**27.9**	**39.3**	**67.2**

[1] *Increase is attributable to West Musgrave with $8.7m expended on the project in 2001*

[2] *Increase is attributable to Quebec 7 with $12.2m spent in 2001*

Location of WMC's exploration offices and countries where grassroots exploration is currently being carried out


Jinping
(Ni-Cu-PGE)
Peru Gold
(Au)
West Musgrave
(Ni-Cu-PGE)
Titanca
(Au)
(Ni-Cu-PGE)
Central Peru
(Cu-Au)
PERTH
Melbourne
Mundra South
(Ni-Cu-PGE)

Safety Statistics


30
25
20
15
10
5
0
per million hours worked
F
F
1997
1998
1999
2000
2001
F represents a fatality
Lost Time Injury Frequency Rate
(Lost Time + Medically Treated) Injury Frequency Rate

During 1998 construction began on the Olympic Dam Expansion Project and the Queensland Fertilizer Operations Development.

WMC Limited - ABN 85 004 820 419

Financial Year ended 31 December 2001 ("Current Period")
Equity Accounted Results for Announcement to the Market

			% change *		$A million
1.4	Revenue from ordinary activities	up	8.0	to	3,676.2
1.25	Profit from ordinary activities after tax (before amortisation of goodwill) attributable to members	down	46.4	to	419.4
1.28	Profit from ordinary activities after tax attributable to members	down	47.5	to	401.7
2.4	Profit from extraordinary items after tax attributable to members				Nil
1.14	NET PROFIT ATTRIBUTABLE TO MEMBERS OF WMC LIMITED	down	47.5	to	401.7

Dividends

		Current Period Year ended 31 Dec 2001	Previous Corresponding Period Year ended 31 Dec 2000
15.4	Final dividend per share	13¢	20¢
15.5	Amount per share franked at 30% (2000: 34%) income tax rate.	13¢	20¢
15.2	Record date for determining entitlements to the dividend is 24 April 2002.		

* *The comparative period is for the financial year ended 31 December 2000.*

Consolidated Profit and Loss Statement

		Year ended 31 Dec 2001 $A million	Year ended 31 Dec 2000 $A million
1.1	Revenue from operating activities (see item 1.30)	2,796.9	3,092.0
1.2	Interest revenue	154.3	152.3
1.3	Other revenue	725.0	159.5
1.4	Revenue from ordinary activities (see item 1.36)	3,676.2	3,403.8
1.5	Expenses from ordinary activities (see item 1.42)	(3,332.5)	(2,536.0)
1.6	Borrowing costs (net borrowing costs were $140.9M for 2001 and $148.1M for 2000)	(295.2)	(300.4)
1.7	Share of net profit of associates and joint venture entities (see item 16.8)	279.1	371.2
1.8	**Profit from ordinary activities before tax**	**327.6**	**938.6**
1.9	Income tax credit/(expense) on ordinary activities	76.3	(170.5)
1.10	**Profit from ordinary activities after tax**	**403.9**	**768.1**
1.11	Profit from extraordinary items after tax	-	-
1.12	**Net profit**	**403.9**	**768.1**
1.13	Net profit attributable to outside equity interests	(2.2)	(3.2)
1.14	**Net profit for the year attributable to members of WMC Limited**	**401.7**	**764.9**

Consolidated Retained Earnings

1.15	Retained profits at the beginning of the financial year	1,368.3	1,058.4
1.16	Net profit attributable to members (item 1.14)	401.7	764.9
1.17	Net transfers to and from reserves	2.6	-
1.18	Net effect of changes in accounting policies	-	-
1.19	Dividends and other equity distributions paid or payable	(320.9)	(455.0)
1.20	**Retained profits at the end of financial year**	**1,451.7**	**1,368.3**

Profit restated to exclude amortisation of goodwill

1.21	Profit from ordinary activities after tax before outside equity interests (item 1.12)	403.9	768.1
1.22	Amortisation of goodwill (item 2.1)	17.7	17.7
1.23	Profit from ordinary activities after tax before outside equity interests and amortisation of goodwill	421.6	785.8
1.24	Add/(Less) outside equity interests (item 1.13)	(2.2)	(3.2)
1.25	**Profit from ordinary activities after tax (before amortisation of goodwill) attributable to members**	**419.4**	**782.6**

Profit from ordinary activities attributable to members

1.26	Profit from ordinary activities after tax (item 1.10)	403.9	768.1
1.27	Add/(Less) outside equity interests (item 1.13)	(2.2)	(3.2)
1.28	**Profit from ordinary activities after tax, attributable to members of WMC Limited**	**401.7**	**764.9**

Revenue and expenses from ordinary activities

		Year ended 31 Dec 2001 $A million	Year ended 31 Dec 2000 $A million
Revenue from ordinary activities			
1.29	Sale of goods	2,796.9	3,092.0
1.30	**Revenue from operating activities**	**2,796.9**	**3,092.0**
1.31	Interest received/receivable	154.3	152.3
1.32	Proceeds from disposal of non-current assets	685.9	70.1
1.33	Rents	1.8	1.5
1.34	Insurance income	23.1	65.5
1.35	Other income	14.2	22.4
1.36	***Revenue from ordinary activities***	**3,676.2**	**3,403.8**
Expenses from ordinary activities			
1.37	Cost of goods sold	2,232.4	1,953.5
1.38	Selling and distribution	165.8	149.9
1.39	General and administrative	241.3	217.8
1.40	Exploration and evaluation	95.1	79.8
1.41	Other expenses from ordinary activities*	597.9	135.0
1.42	**Expenses from ordinary activities**	**3,332.5**	**2,536.0**

* Other expenses from ordinary activities includes:-		
Written down value of assets sold/scrapped	410.8	77.0
Amortisation – non-production	16.1	22.3
Provision for:		
- diminution in value of investments	0.2	1.2
- obsolescence of stores	4.0	3.8
Bad debts written off/provided for	-	3.4
Research and development written off	0.4	1.4
Write down of inventories to net realisable value	7.7	6.2
Stock written off	20.5	17.4
Loss on the early termination of commodity and currency hedging associated with the gold operations disposed of	103.2	-
Foreign exchange loss	0.6	-
Cost of corporate redundancies	11.4	-
Other	23.0	2.3
Total other expenses from ordinary activities	**597.9**	**135.0**

Significant Items

The following items are included in profit from ordinary activities and disclosed as significant items due to their size or nature.

		Year ended 31 Dec 2001 $A million	Year ended 31 Dec 2000 $A million
1.43	Proceeds from the sale of the St Ives and Agnew gold operations	457.0	-
1.44	Book value of assets disposed and costs associated with sale	(218.2)	-
1.45	Net loss on the early termination of commodity and currency hedging associated with the gold operations	(103.2)	-
1.46	Profit on sale	135.6	-
1.47	Income tax benefit	34.4	-
		170.0	-
1.48	Proceeds from the sale of Three Springs Talc Operation	56.0	-
1.49	Book value of assets disposed	(37.4)	-
1.50	Profit on sale	18.6	-
1.51	Income tax benefit	1.4	-
		20.0	-
1.52	Write off of assets and costs associated with the fire at Olympic Dam solvent extraction plant	(71.8)	-
1.53	Income tax benefit	21.5	-
		(50.3)	-
1.54	Proceeds from sale of equity interest in Mondo Minerals	122.2	-
1.55	Carrying value of investment in Mondo Minerals	(61.0)	-
1.56	Profit on sale of equity interest	61.2	-
1.57	Income tax expense	(10.1)	-
		51.1	-
1.58	Cost of redundancies and closure costs associated with the restructuring of the WMC service and exploration functions	(21.5)	-
1.59	Income tax benefit	4.8	-
		(16.7)	-
1.60	Equity share of write down of AWAC refining and chemical assets and associated provisions	(88.0)	-
1.61	Equity share of income tax benefit	7.1	-
		(80.9)	-
1.62	Proceeds from the sale of tenements at Kambalda	-	38.0
1.63	Book value of tenements disposed	-	(17.8)
1.64	Profit on sale	-	20.2
1.65	Income tax benefit	-	3.6
		-	23.8
1.66	**Total Significant Items after Tax**	**93.2**	**23.8**

Intangible and Extraordinary Items

	Consolidated-Year ended 31 December 2001	Before tax $A million	Related tax $A million	Related outside equity interests $A million	Amount (after tax) attributable to members $A million
2.1	Amortisation of goodwill: (equity associates)	17.7	-	-	17.7
2.2	Amortisation of other intangibles	17.8	(5.3)	-	12.5
2.3	**Total amortisation of intangibles**	**35.5**	**(5.3)**	**-**	**30.2**
2.4	**Extraordinary items**	There were no extraordinary items			

	Consolidated-Year ended 31 December 2000	Before tax $A million	Related tax $A million	Related outside equity interests $A million	Amount (after tax) attributable to members $A million
2.1	Amortisation of goodwill: (equity associates)	17.7	-	-	17.7
2.2	Amortisation of other intangibles	14.6	(5.0)	-	9.6
2.3	**Total amortisation of intangibles**	**32.3**	**(5.0)**	**-**	**27.3**
2.4	**Extraordinary items**	There were no extraordinary items			

Comparison of Half Year Profits (Equity Accounted)

		Year ended 31 Dec 2001 $A million	Year ended 31 Dec 2000 $A million
3.1	Consolidated profit from ordinary activities after tax attributable to members for the 1st half year(item 1.14 in the half yearly report)	274.3	402.7
3.2	Consolidated profit from ordinary activities after tax attributable to members for the 2nd half year	127.4	362.2
3.3	**Total consolidated profit from ordinary activities after tax attributable to members (Item 1.14)**	**401.7**	**764.9**

Income Tax

		Year ended 31 Dec 2001 $A million	Year ended 31 Dec 2000 $A million
(a)	**Profit from ordinary activities before tax (Item 1.8)**	327.6	938.6
	Add: excess of equity accounted carrying value over cost of equity investment sold during year	1.2	-
	Add/(Less): excess/(shortfall) of dividends received/receivable over equity share of profits	97.9	(116.5)
		426.7	822.1
	Prima facie tax expense at the rate of 30% (2000: 34%)	**(128.0)**	**(279.5)**
	The following items caused the total charge for income tax to vary from the above:		
	Rebateable and exempt dividends	377.0	254.8
	Development allowances	-	0.8
	Additional claim for research and development expenditure	3.2	1.5
	Exempt income	5.3	3.7
	Exchange gains/(losses)	7.6	-
	Non-assessable capital gains/(losses)	41.5	21.6
	Non-deductible depreciation and amortisation	1.2	(5.7)
	Non-deductible expenses	(7.3)	(11.9)
	Attributable foreign source income	(2.8)	(5.2)
	Net Movement	425.7	259.6
	Tax effect of the above adjustments at 30% (2000: 34%)	127.7	88.2
	Variance between Australian and foreign tax rates	0.8	(1.8)
	Future income tax benefits not brought to account	(17.2)	(4.6)
	Recognition of future income tax benefits not previously brought to account	86.0	9.6
	Withholding tax	0.5	(2.2)
	Over provision of tax in prior years	6.5	19.8
	Consequent reduction in charge for income tax	204.3	109.0
	Income tax credit/(expense) for the year	**76.3**	**(170.5)**
	Comprising:		
	Current income tax	(3.3)	(6.0)
	Deferred income tax	(112.7)	(336.0)
	Income tax benefit	185.8	151.7
	Over provision of tax in prior years	6.5	19.8
	Total income tax credit/(expense)	**76.3**	**(170.5)**

Income Tax (cont)

		Year ended 31 Dec 2001 $A million	Year ended 31 Dec 2000 $A million
(b)	**Tax losses and other timing differences**		
	As at 31 December, the following after tax effect of future income tax benefits has not been brought to account:		
	Opening balance	149.8	138.2
	Tax benefits (utilised)/not utilised	(68.8)	(5.0)
	Reassessment of Future Income Tax Benefits not brought to account	29.6	16.6
		110.6	149.8
	The future income tax benefits not brought to account are attributable to:		
	-Income tax losses	135.5	80.2
	-Income tax timing differences	2.1	19.6
	-Capital timing differences	(151.6)	(149.6)
	-Capital losses	124.6	199.6
		110.6	149.8

Realisation of future benefits attributable to tax losses and timing differences will only arise in the event that:

i *the Company, or where applicable another Group company, derives future assessable income within the prescribed time limit of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;*

ii *the Group companies continue to comply with the conditions for deductibility imposed by the law; and*

iii *no changes in tax legislation adversely affect the Group companies in realising the benefit from the deductions for the losses.*

Consolidated Balance Sheet

		31 Dec 2001 $A million	30 June 2001 $A million	31 Dec 2000 $A million
Current Assets				
4.1	Cash assets	214.4	312.1	90.0
4.2	Receivables - trade debtors	207.6	298.5	371.8
4.3	Receivables - other	288.4	479.9	319.3
4.4	Other financial assets	20.1	14.5	11.9
4.5	Inventories	410.2	459.9	456.2
4.6	Deferred hedging losses (net)	157.7	490.7	159.8
4.7	Other	72.8	85.6	65.1
4.8	**Total current assets**	**1,371.2**	**2,141.2**	**1,474.1**
Non-current Assets				
4.9	Receivables	481.4	626.5	601.0
4.10	Investments in associates/jointly controlled entities	1,675.6	1,576.3	1,803.1
4.11	Other financial assets	21.7	20.8	30.5
4.12	Inventories	82.4	73.2	85.1
4.13	Exploration and evaluation expenditure capitalised (see item 5.8)	64.5	61.6	33.7
4.14	Mine properties under development (see item 6.7)	0.5	12.0	14.0
4.15	Other property, plant and equipment (net)	4,774.8	5,098.3	5,179.1
4.16	Deferred hedging losses (net)	1,188.2	1,233.3	876.7
4.17	Deferred tax assets	303.7	235.5	181.8
4.18	Other	48.3	74.9	92.1
4.19	**Total non-current assets**	**8,641.1**	**9,012.4**	**8,897.1**
4.20	**Total assets**	**10,012.3**	**11,153.6**	**10,371.2**
Current Liabilities				
4.21	Payables	856.4	947.9	660.6
4.22	Interest-bearing liabilities	584.3	991.9	364.1
4.23	Current tax liabilities	7.7	12.0	4.4
4.24	Provisions	220.7	249.6	281.3
4.25	Deferred realised profits- 1998 gold hedge close out	-	41.0	49.8
4.26	Other	13.2	22.1	17.1
4.27	**Total current liabilities**	**1,682.3**	**2,264.5**	**1,377.3**
Non-current Liabilities				
4.28	Payables	1,197.7	1,527.8	1,126.5
4.29	Interest-bearing liabilities	1,737.7	1,844.2	2,580.2
4.30	Deferred tax liabilities	434.9	486.6	412.5
4.31	Provisions	97.0	118.1	107.0
4.32	Deferred realised profits-1998 gold hedge close out	-	45.1	61.2
4.33	Other	9.3	12.2	16.8
4.34	**Total non-current liabilities**	**3,476.6**	**4,034.0**	**4,304.2**
4.35	**Total liabilities**	**5,158.9**	**6,298.5**	**5,681.5**
4.36	**Net assets**	**4853.4**	**4855.1**	**4689.7**

Consolidated Balance Sheet (cont)

		31 Dec 2001 $A million	30 June 2001 $A million	31 Dec 2000 $A million
Equity				
4.37	Contributed equity	3,190.9	3,169.3	3,123.3
	Reserves:			
4.38	- Group	129.9	131.3	103.9
4.39	- Associates/jointly controlled entities	71.9	80.7	80.7
	Retained profits:			
4.40	- Group	1,042.3	1,171.7	844.4
4.41	- Associates/jointly controlled entities	409.4	294.1	523.9
4.42	**Equity Attributable to members of the parent entity**	4,844.4	4,847.1	4,676.2
4.43	Outside equity interests in controlled entities	9.0	8.0	13.5
4.44	**TOTAL EQUITY**	**4,853.4**	**4,855.1**	**4,689.7**

Exploration and Evaluation Expenditure Capitalised

		Year ended 31 Dec 2001 $A million	Year ended 31 Dec 2000 $A million
5.1	Opening balance	33.7	27.0
	Expenditure incurred during current year:		
5.2	- Grassroots expenditure	57.2	51.2
5.3	- Additional, supporting existing operations	19.3	21.1
5.4	- Evaluation expenditure	18.6	11.4
5.5	Expenditure written off during current year	(92.2)	(80.1)
5.6	Acquisitions, disposals, capitalised depreciation, etc	27.9	3.1
5.7	Expenditure transferred to development properties	-	-
5.8	Closing balance as shown in the balance sheet (Item 4.13)	64.5	33.7

Mine Properties Under Development

		Year ended 31 Dec 2001 $A million	Year ended 31 Dec 2000 $A million
6.1	Opening balance	14.0	29.0
6.2	Expenditure incurred during current year	3.8	27.3
6.3	Expenditure transferred from exploration and evaluation	-	-
6.4	Expenditure amortised/written off during current year	-	(0.1)
6.5	Acquisitions, disposals, reclassification's, etc	(13.6)	(17.9)
6.6	Expenditure transferred to mine properties	(3.7)	(24.3)
6.7	Closing balance as shown in the balance sheet (Item 4.14)	0.5	14.0

Consolidated Statement of Cash Flows

		Year ended 31 Dec 2001 $A million	Year ended 31 Dec 2000 $A million
Cash Flows Related to Operating Activities			
7.1	Receipts from customers	2,981.0	3,030.2
7.2	Early close out of Gold Hedging book in 1998	-	7.9
7.3	Payments to suppliers and employees	(2,212.7)	(1,904.9)
7.4	Dividends received from associates/jointly controlled entities	377.0	274.4
7.5	Interest and other items of a similar nature received	51.5	88.0
7.6	Borrowing costs paid	(204.9)	(246.2)
7.7	Income taxes paid	(6.7)	(5.9)
7.8	Proceeds from insurance claims	34.3	1.3
	Cash expenditure on exploration:		
7.9	- Grassroots	(57.2)	(51.2)
7.10	- Additional, supporting existing operations	(19.3)	(21.1)
7.11	**Net operating cash flows**	**943.0**	**1,172.5**
Cash Flows Related to Investing Activities			
7.12	Payments for purchase of property, plant and equipment	(426.8)	(436.0)
7.13	Proceeds from the sale of the St Ives and Agnew gold operations	432.0	-
7.14	Proceeds from the sale of Three Springs Talc Operation	56.0	-
7.15	Proceeds from sale of equity interest in Mondo Minerals	122.2	-
7.16	Proceeds from the sale of property, plant and equipment	64.2	32.5
7.17	Proceeds from insurance claims	23.6	17.1
7.18	Proceeds from/ (payments for) other investments	24.9	5.5
7.19	Proceeds from/(payments for) short term investments	(8.6)	(1.0)
7.20	Proceeds from interest rate swap close out	11.7	-
7.21	Proceeds from gold hedge close out	21.7	-
7.22	Evaluation expenditure	(30.1)	(8.5)
7.23	Payment for option to conduct feasibility study	-	(28.6)
7.24	Research and development expenditure	-	(0.3)
7.25	**Net investing cash flows**	**290.8**	**(419.3)**
Cash Flows Related to Financing Activities			
7.26	Proceeds from issues of securities (shares, options)	67.6	21.1
7.27	Payment for buyback of ordinary shares	-	(417.4)
7.28	Proceeds from borrowings	277.2	745.0
7.29	Repayment of borrowings	(1,055.5)	(782.7)
7.30	Dividends paid	(396.4)	(350.5)
7.31	Distributions to outside equity interests	(1.0)	(2.1)
7.32	**Net financing cash flows**	**(1,108.1)**	**(786.6)**
Net Increase/ (Decrease) in Cash Held		125.7	**(33.4)**
7.33	"Cash" at beginning of period	86.1	106.8
7.34	Exchange rate adjustments to Item 7.33 above	2.4	12.7
7.35	**"Cash" at end of period**	**214.2**	**86.1**

Non-Cash Financing and Investing Activities

Proceeds of $25 million from the sale of the St Ives and Agnew gold operations were not yet received as at 31 December 2001.

Reconciliation of "Cash"

		Year ended 31 Dec 2001 $A million	Year ended 31 Dec 2000 $A million
	"Cash" at the end of the period as shown in the consolidated statement of cash flows is reconciled to the related items in the accounts as follows:		
8.1	Cash on hand and at bank	106.3	43.4
8.2	Money market deposits (with maturity of three months or less)	108.1	46.6
8.3	Cash assets (Item 4.1)	214.4	90.0
8.4	Bank overdrafts	(0.2)	(3.9)
8.5	**Total = "Cash" at end of period (Item 7.35)**	**214.2**	**86.1**

Ratios

		Year ended 31 Dec 2001 %	Year ended 31 Dec 2000 %
Profit before Tax/Revenue			
9.1	Consolidated profit from ordinary activities before tax (Items 1.8) as a percentage of revenue (Item 1.4)	8.9	27.6
Profit after Tax/Equity Interests			
9.2	Consolidated net profit from ordinary activities after tax attributable to members (Item 1.14) as a percentage of equity at the end of the year (Item 4.42)	8.3	16.4

Earnings per Share (EPS)

		Year ended 31 Dec 2001	Year ended 31 Dec 2000
	Calculation of basic, and fully diluted, EPS in accordance with AASB 1027: Earnings per Share		
	Equity accounted earnings in cents per ordinary share		
10.1	(a) Basic EPS	36.4¢	67.9¢
	Diluted earnings per share is not materially different to basic earnings per share		
10.3	Weighted average number of ordinary shares used for the calculation	1,103,323,901	1,127,115,419

Details of Specific Receipts/Outlays, Revenues/Expenses for the Period

		Year ended 31 Dec 2001 $A million	Year ended 31 Dec 2000 $A million
12.1	Interest revenue included in Item 1.2	154.3	152.3
12.2	Interest revenue included in Item 12.1 but not yet received	10.2	15.2
12.3	Interest costs excluded from borrowing costs, capitalised in asset values	-	24.9
12.4	Outlays capitalised in intangibles	-	-
12.5	Depreciation and amortisation excluding amortisation of intangibles	578.4	496.2
12.6	Amortisation of intangibles	35.5	32.3

Control Gained Over Entities Having Material Effect

13.1 There were no material gains of control.

Loss of Control of Entities Having Material Effect

14.1 There were no material losses of control.

Reports for Industry and Geographical Segments

(a) Industry segments

	A$ Million			
	Year ended 31 December 2001		Year ended 31 December 2000	
	Net external sales(i)	Pre-tax Segment profit	Net external sales(i)	Pre-tax Segment profit
Industry segments				
Copper/Uranium	913.2	150.8	894.8	262.5
Alumina/Aluminium(ii)	-	275.7	-	366.7
Nickel	1,342.4	288.4	1,862.1	823.2
Fertilizer	382.4	(59.9)	229.6	(52.7)
Gold (iii)	421.4	52.8	350.0	32.2
Other (iv)	19.6	(0.8)	23.4	5.2
Corporate and unallocated				
Assets Sales (vii) (x)	-	218.7	-	20.2
Currency and Commodity Hedging(xiv)	(282.1)	(282.1)	(267.9)	(267.9)
New Business	-	(43.6)	-	(11.1)
Regional Exploration (xi)	-	(63.9)	-	(53.8)
Corporate (ix)	-	(69.2)	-	(43.4)
Finance and other costs	-	(0.6)	-	2.4
Net Borrowing costs	-	(140.9)	-	(148.1)
Economic Entity(v)	2,796.9	325.4	3,092.0	935.4

	6 months ended 31 December 2001		6 months ended 30 June 2001	
	Net external sales(i)	Pre-tax Segment profit	Net external sales(i)	Pre-tax Segment profit
Industry segments				
Copper/Uranium	439.7	22.7	473.5	128.1
Alumina/Aluminium(ii)	-	116.6	-	159.1
Nickel	610.5	59.5	731.9	228.9
Fertilizer	124.1	(61.4)	258.3	1.5
Gold (iii)	226.8	30.5	194.6	22.3
Other (iv)	6.6	(7.4)	13.0	6.6
Corporate and unallocated				
Asset Sales(viii) (x)	-	157.5	-	61.2
Currency and Commodity Hedging	(166.9)	(166.9)	(115.2)	(115.2)
New Business	-	(21.6)	-	(22.0)
Regional Exploration (xi)	-	(33.8)	-	(30.1)
Corporate (ix)	-	(28.0)	-	(41.2)
Finance and other costs	-	(3.5)	-	2.9
Net Borrowing costs	-	(59.1)	-	(81.8)
Economic Entity(v)	1,240.8	5.1	1,556.1	320.3

Reports for Industry and Geographical Segments (cont)

(a) Industry segments (cont)

A$ Million

	Year ended 31 December 2001			Year ended 31 December 2000		
	Capital expenditure	Depreciation and amortisation	Total assets	Capital expenditure	Depreciation and amortisation	Total assets
Industry segments						
Copper/Uranium	75.3	181.9	2,811.1	79.9	190.3	3,098.0
Alumina/Aluminium	-	17.7	1,675.6	-	17.7	1,742.6
Nickel	227.1	222.5	1,691.1	155.5	203.8	1,801.0
Fertilizer	42.3	66.0	1,137.3	96.2	26.8	1,162.0
Gold (iii)	99.9	112.8	89.5	111.4	79.2	298.7
Other (iv)	3.2	6.6	104.2	9.6	5.9	238.6
Corporate and unallocated						
New Business	0.4	-	-	9.0	-	-
Corporate (xiii)	8.7	6.4	1,157.6	7.0	4.8	993.8
Economic Entity (xiii)	456.9	613.9	8,666.4	468.6	528.5	9,334.7

A$ Million

	6 months ended 31 December 2001			6 months ended 30 June 2001		
	Capital expenditure	Depreciation and amortisation	Total assets	Capital expenditure	Depreciation and amortisation	Total assets
Industry segments						
Copper/Uranium	53.8	88.5	2,811.1	21.5	93.4	2,926.5
Alumina/Aluminium	-	8.8	1,675.6	-	8.9	1,576.3
Nickel	102.9	120.6	1,691.1	124.2	101.9	1,787.3
Fertilizer	23.8	37.9	1,137.3	18.5	28.1	1,172.3
Gold (iii)	46.9	60.0	89.5	53.0	52.8	344.9
Other (iv)	0.4	2.3	104.2	2.8	4.3	107.9
Corporate and unallocated						
New Business	0.4	-	-	-	-	-
Corporate (xiii)	4.3	3.0	1,157.6	4.4	3.4	1,514.4
Economic Entity (xiii)	232.5	321.1	8,666.4	224.4	292.8	9,429.6

Reports for Industry and Geographical Segments (cont)

(b) Geographical segments

Year ended 31 December 2001 — **A$ Million**

	Capital expenditure	Depreciation and amortisation	Total assets	Net external sales(i)	Segment profit
Australia (vi)	447.4	606.0	6,669.3	3,079.0	912.6
North America	0.2	0.8	665.5	-	(211.9)
Other	0.2	0.7	174.0	-	6.3
Corporate and unallocated					
Asset sales (x)	-	-	-	-	218.7
Currency and Commodity Hedging(xiv)	-	-	-	(282.1)	(282.1)
New Business	0.4	-	-	-	(43.6)
Regional Exploration (xi)	-	-	-	-	(63.9)
Corporate (ix) (xiii)	8.7	6.4	1,157.6	-	(69.2)
Finance and other costs	-	-	-	-	(0.6)
Net Borrowing costs	-	-	-	-	(140.9)
Economic Entity(xiii)	456.9	613.9	8,666.4	2,796.9	325.4

Year ended 31 December 2000 — **A$ Million**

	Capital expenditure	Depreciation and amortisation	Total assets	Net external sales(i)	Segment profit
Australia (vi)	451.6	522.2	7,368.1	3,359.9	1,385.6
North America	0.7	1.0	736.4	-	18.5
Other	0.3	0.5	236.4	-	33.0
Corporate and unallocated					
Asset sales (vii)	-	-	-	-	20.2
Currency and Commodity Hedging(xiv)	-	-	-	(267.9)	(267.9)
New Business	9.0	-	-	-	(11.1)
Regional Exploration	-	-	-	-	(53.8)
Corporate (xiii)	7.0	4.8	993.8	-	(43.4)
Finance and other costs	-	-	-	-	2.4
Net Borrowing costs	-	-	-	-	(148.1)
Economic Entity(xiii)	468.6	528.5	9,334.7	3,092.0	935.4

Reports for Industry and Geographical Segments (cont)

Notes:-

i Net external sales revenue includes intermediate product sales. Inter segment sales are insignificant.

ii Contribution from AWAC is equity accounted profit after tax and includes goodwill amortisation and WMC business unit costs. Total assets equal the equity accounted investment.

iii Gold is net of minority interest. St Ives and Agnew gold operations were sold on 30 November 2001.

iv Other includes industrial minerals until 30 September 2001 and other minor activities.

v Pre-tax Segment profit is net of minority interest.

vi Includes all nickel sales.

vii Year 2000 includes the following significant item :- Profit on sale of tenements at Kambalda of $20.2 million.

viii 1st Half 2001 includes the following significant item :- Profit on sale of equity interest in Mondo Minerals of $61.2 million.

ix Year 2001 includes the following significant item :- Cost of redundancies of $11.4 million.

x Year 2001 includes the following significant items :- Profit on sale of equity interest in Mondo Minerals of $61.2 million, Profit on sale of the St Ives and Agnew gold operations of $135.6 million and Profit on the sale of Three Springs Talc of $18.6 million.

xi 2nd Half 2001 and Year 2001 includes the following significant item :- Cost of redundancies and closure costs of $10.1 million.

xii Total net external sales are made to the following countries / regions (Comparison for year to 31 December 2000 in brackets): Australia 29(26) per cent, Europe 28(26) per cent, Japan 13 (16) per cent, North America 13(13) per cent, Taiwan 4(10) per cent, and Other 13(9) per cent.

xiii Excludes deferred losses on hedging contracts of $1,345.9 million (June 2001: $1,724.0 million; Dec 2000: $1,036.5 million).

xiv Currency and commodity hedging relates to sales revenue of the business units as follows:-

	$A Millions 2001	$A Millions 2000
Copper/Uranium	(109.3)	(96.8)
Nickel	(150.3)	(216.7)
Fertilizer	(31.3)	(7.1)
Gold	8.8	52.7
	(282.1)	(267.9)

Dividends

15.1 A final dividend has been provided for and declared payable on 15 May 2002.

15.2 Record date to determine entitlements to the dividend is 24 April 2002.

15.3 A final dividend has been declared.

Amount per Share

		Year ended 31 Dec 2001 (cents)	Year ended 31 Dec 2000 (cents)
	Final dividend		
15.4	Amount per share	13¢	20¢
15.5	Amount franked at 30% (2000: 34%) income tax rate	13¢	20¢
	Interim dividend per share		
15.6	Amount per share	16¢	21¢
15.7	Amount franked at 30% (2000: 34%) income tax rate	16¢	21¢

Total Dividends Per Security (interim plus final)

		Year ended 31 Dec 2001 (cents)	Year ended 31 Dec 2000 (cents)
15.8	Ordinary Securities	29¢	41¢
15.9	**Total**	29¢	41¢

Final Dividend

		Year ended 31 Dec 2001 A$ million	Year ended 31 Dec 2000 A$ million
15.10	Ordinary Securities	144.1	219.6
15.11	**Total**	144.1	219.6

Details of aggregate share of results of Associates

		Year ended 31 Dec 2001 $A million	Year ended 31 Dec 2000 $A million
	WMC's share of associates/jointly controlled entities:		
16.1	Profit from ordinary activities before income tax and goodwill amortisation	494.2	594.1
16.2	Amortisation of equity goodwill	(17.7)	(17.7)
16.3	Income tax on ordinary activities	(197.4)	(205.2)
16.4	Profit from ordinary activities after income tax #	279.1	371.2
16.5	Extraordinary items net of tax	-	-
16.6	Net profit	279.1	371.2
16.7	Outside equity interests	-	-
16.8	**Net profit attributable to members of WMC**	**279.1**	**371.2**
16.9	Dividends received/receivable by WMC	(377.0)	(254.7)
16.10	**Surplus/(shortfall) of equity share of profits over dividends received**	**(97.9)**	**116.5**

Profit from ordinary activities after income tax includes the significant item noted on page 4.

Material Interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities:

			Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit	
			Year ended 31 Dec 2001	Year ended 31 Dec 2000	Year ended 31 Dec 2001 $A million	Year ended 31 Dec 2000 $A million
17.1		**Equity accounted associates**				
	(i)	AWAC	40%	40%	280.9	370.9
		- Alcoa of Australia Ltd	39.25%	39.25%		
		Amortisation of equity goodwill realised on establishment of AWAC	n/a	n/a	(1.8)	(1.8)
	(ii)	Other - Mondo Minerals#	Nil	50%	-	2.1
17.2		Total			279.1	371.2
17.3		**Other material interests**			Nil	Nil

On 24 January 2001 WMC sold its 50 per cent interest in the Mondo Minerals Talc Joint Venture, effective from 1 January 2001.

Issued and quoted securities at end of current period

	Category of Securities	Date of Issue	Number issued	Number quoted	Issue price per share ($)	Amount paid up per share (cents)
18.1	**Ordinary shares**					
	Fully paid		1,108,821,653	1,108,821,653		
	Partly paid:	21 December 1987	362,000	Nil	5.82	5
		25 November 1988	267,000	Nil	4.98	5
			629,000	Nil		
	Changes during current period:					
18.2	(a) Issued during current year*		10,922,927	10,922,927	Various	
	(b) Decreases through buybacks#		Nil			

	Unquoted employee options to acquire fully paid ordinary shares	Number issued	Number Quoted	Exercise Price	Expiry Date
18.3	Balance at end of current year	10,000	Nil	$7.76	2 April 2002
		5,000	Nil	$8.23	11 June 2002
		375,000	Nil	$5.40	22 December 2002
		675,300	Nil	$4.91	22 December 2002
		375,000	Nil	$5.37	21 December 2003
		1,246,870	Nil	$4.88	21 December 2003
		4,617,753	Nil	$8.42	17 December 2004
		8,586,940	Nil	$7.52	18 December 2005
		11,173,500	Nil	$9.35	30 November 2006
		27,065,363			
	Changes during current period:				
18.4	Issued during the current year	11,173,500	Nil	$9.35	30 November 2006
18.5	Exercised during the current year	3,045,300	Nil	$7.37	16 December 2001
		1,037,100	Nil	$4.91	22 December 2002
		2,391,520	Nil	$4.88	21 December 2003
		3,135,947	Nil	$8.42	17 December 2004
		1,170,560	Nil	$7.52	18 December 2005
		10,780,427			
18.6	Expired/lapsed during the current year	73,700	Nil	-	16 December 2001
		14,500	Nil	-	22 December 2002
		12,000	Nil	-	21 December 2003
		287,800	Nil	-	17 December 2004
		655,900	Nil	-	18 December 2005
		1,043,900			

* *During the year 142,500 partly paid shares were converted to fully paid shares under the Employee Share Plan, 10,780,427 employee options were exercised and 1,043,900 employee options have lapsed.*

\# *On 15 March 2000 the Directors announced that the Company proposed to buy-back up to 5% of its ordinary fully paid shares on-market. On 13 February 2001 the Directors extended the buy-back by a further 5%. During the year no fully paid shares were purchased under the on-market buy-back.*

Basis of Accounts Preparation

This preliminary final report is for the year ended 31 December 2001, and has been prepared in accordance with the Australian Stock Exchange Listing Rules as they relate to Appendix 4B and in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001. It is recommended that this report be read in conjunction with any public announcements made by WMC Limited during the reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year.

Review of Operations and Comments by Directors

(Comments are for the year ended 31 December 2001 with comparatives for the year ended 31 December 2000)

Proposal to Demerge

In November 2001, the Company announced a proposal to demerge into two separately listed companies. This proposal followed a confidential and conditional approach by Alcoa Inc seeking a recommendation by the Board for a takeover offer by Alcoa of $10.20 per WMC share. The Board was unable to provide a recommendation on the basis that it could not be reconciled with an independent valuation of the company and would not be in the best interests of shareholders. However, Alcoa was able to make an offer directly to shareholders, but chose not to.

Our preference has always been to continue running and growing the company as an independent entity. However as a consequence of Alcoa's confidential approach and the potential lack of alternative bidders due to anti-trust and other issues in relation to alumina, rather than wait until Alcoa could return at a time of its choosing the Board chose to protect value through demerging.

The Board believes that the proposed demerger will maximise the value of the Company's AWAC interest, will eliminate any effect of the perceived uncertainties posed by the AWAC agreements on the valuation of the Company's other businesses, and will allow the management of each separate entity to focus specifically on that particular entity and its underlying business and needs. It is the Board's view that each separately listed entity will have a viable independent future and each will vigorously pursue a business strategy designed to grow value for shareholders.

Documentation concerning the demerger is expected to be dispatched to shareholders in May 2002, with a meeting of shareholders planned for June 2002.

Financial Result

The Group's equity operating profit after income tax attributable to the Company's shareholders was $401.7 million ($764.9 million); a disappointing result. The Group's equity operating profit after income tax was $308.5 million before individually significant items totalling $102.9 million. Individually significant items included profit on the sale of several operations: St Ives and Agnew gold operations ($170.0 million net of the hedge book close-out); interest in Mondo Minerals ($51.1 million); and Three Springs Talc ($20.0 million). Profit from asset sales was partly offset by a write-down of AWAC assets ($80.9 million), losses following the fire at Olympic Dam ($50.3 million), and cost of redundancies and closure costs ($16.7 million).

Asset sales follow a strategy of asset management to focus on a portfolio of large, low-cost, high-quality assets.

Directors have declared a final dividend of 13 cents per share (20 cents) bringing total dividends declared for the year 2001 to 29 cents (41 cents). Return on shareholders' equity decreased to 8.3 per cent (16.4 per cent).

The Company's financial position remained sound during the period, with interest cover at 7.2 times and cashflow to debt at 44.7 per cent. Both ratios are at or above our targets. Gearing decreased to 30.3 per cent (37.8 per cent) meeting the target set for the year. A total of $778 million of debt was repaid during the year. This repayment was partly offset by a decline in the AUD/USD exchange rate from $0.5548 to $0.5114, which increased the AUD value of USD debt by $159 million.

Review of Operations and Comments by Directors (continued)

Pre-tax operating profit, before hedging, declined for each of the Company's operations, except Gold as follows:

	$A Million	
	2001	2000
Copper Uranium	150.8	262.5
Alumina/Aluminium	473.1	571.9
Nickel	288.4	823.2
Fertilizer	(59.9)	(52.7)
Gold	52.8	32.2
Other	(0.8)	5.2

Net interest expensed was $140.9 million ($148.1 million). Debt reduction and lower interest rates reduced interest costs, however a portion of year 2000 interest cost relating to QFP was capitalised through to 1 August 2000. Depreciation and amortisation charges increased to $613.9 million ($528.5 million), reflecting a full year of charges for Fertilizer compared with five months of charges in 2000 and increased amortisation of Mine Property and Development.

Capital expenditure totalled $456.9 million ($468.6 million). Capital expenditure for 2002 is expected to increase with the rebuild of the Olympic Dam copper and uranium solvent extraction plants.

While deteriorating market conditions for the year 2001 led to a decrease in operating cash inflow to $943.0 million ($1,172.5 million), proceeds from the sale of operations of $610.2 million improved net cash inflow to $1,233.8 million after capital expenditure ($753.2 million inflow in 2000), providing the capacity to repay debt and pay dividends totalling $1,174.7 million. Cashflow for 2002 will depend on business conditions. However, at current prices and exchange rates, cashflow will be sufficient to achieve significant further debt reduction and meet the capital expenditure forecast.

Production

The Company had a difficult operating year with production levels for alumina and nickel curtailed in response to market conditions. At Olympic Dam, a fire in the SX plant reduced production of both copper and uranium for the past year and will impact 2002 production.

		2001	2000
Copper	000 tonnes	200.5	200.4
Uranium Oxide	tonnes	4,379.0	4,539.0
Alumina	000 tonnes	4,703.0	5,244.0
Aluminium	000 tonnes	146.3	129.4
Nickel in concentrate	000 tonnes	104.6	107.5
Nickel in matte	000 tonnes	96.6	103.0
Nickel in metal	000 tonnes	61.3	60.5
Fertilizer	000 tonnes	709.4	326.3
Gold	000 ounces	828.0	743.1
Industrial Minerals	000 tonnes	108.9	440.2

Review of Operations and Comments by Directors (continued)

Production (continued)

Olympic Dam did achieve its copper production target despite the fire. Uranium production was more seriously affected, with efforts now focussed on achieving maximum production from the old SX plant during 2002. Targets for 2002 are to produce and sell in excess of 200,000 tonnes of refined copper and 3,000 tonnes of uranium oxide. Reconstruction of the copper and uranium solvent extraction plants is contingent on a design which both mitigates the risk of fire in the future and meets investment return expectations.

Nickel production was curtailed in response to depressed market conditions. Kalgoorlie smelter produced 96,650 tonnes of nickel-in-matte following major planned maintenance early in the year and a reduction in output to match market conditions. Record output was achieved at Kwinana refinery, with metal production of 61,324 tonnes. Smelter production is planned to be lower in 2002 at 94,000 tonnes in response to market conditions.

The Group's beneficial interest in alumina production decreased to 4,703,000 tonnes, while aluminium production increased to 146,280 tonnes. The reduced alumina production followed the shutdown of the St Croix refinery and significant cutbacks at the Point Comfort refinery in response to market demand.

Gold production increased by 84,818 ounces (including Olympic Dam) to 827,927 ounces. Record production from both Olympic Dam and St Ives contributed to the increase. Olympic Dam's gold production is expected to return to a normal level in 2002.

Di-ammonium phosphate fertilizer production totalled 709,445 tonnes or 73 per cent of nameplate capacity with production affected by a major maintenance shutdown in the third quarter. Following the shutdown, plant performance steadily improved, reaching nameplate capacity during the last quarter. The target for 2002 is to achieve production in excess of 95% of capacity.

Costs

Total costs were generally in line with expectations, but lower production volumes due to cutbacks in response to market conditions, the Olympic Dam fire, and the maintenance shutdown at QFO affected unit cost of sales and profit.

	Unit Total Cost of Sales (A$)		
		2001	2000
Copper Uranium [(1)]	$/lb	0.89	0.86
Nickel	$/lb	3.74	3.19
Gold	$/oz	445	426

* *Unit costs are after co-product and intermediate product credits.*

[(1)] Unit costs exclude the impact of the fire in the SX plant.

Olympic Dam total cost of sales including the $71.8 million charge for the SX fire increased by 10 per cent to $763 million ($694 million). Unit total cost of sales after co-product credits increased to A$0.89 a pound (A$0.86) excluding the cost of the fire. Power outages in the first half and a longer than planned smelter shutdown in the second half impacted costs. Unit total cost of sales for 2002 are expected to be higher due to lower uranium and gold credits.

AWAC total cost of sales were lower at US$2,091 million, while unit cost of sales increased by 4%, with higher costs at Point Comfort and Jamalco partly offset by lower costs in the Australian operations. A significant reduction of 20% in cost of sales for aluminium resulted from the lower USD/AUD exchange rate and continued cost savings.

Review of Operations and Comments by Directors (continued)

Costs (continued)

Nickel total cost of sales were marginally higher for the year at $1,054 million ($1,039 million). Unit costs rose due to lower production, higher energy costs, increased amortisation charges for the development of the Harmony orebody and increased third party purchases.

Gold total cost of sales increased by 16 per cent to $367 million, while unit cost of sales increased 5 per cent as higher costs were partly offset by higher production.

A meaningful comparison of cost for Queensland Fertilizer cannot be made. All costs for 2001 have been expensed, including major maintenance in the third quarter, while production was at 73% of nameplate capacity.

Markets

Base metal markets deteriorated during 2001, with nickel falling 31 per cent year-on-year and copper dropping 13 per cent. The following table provides a comparison of prices for 2000, 2001 and the average long term prices forecast by a number of market analysts:

		1H 01	2H 01	2001	2000	Long term prices*
Copper	US$/lb	0.77	0.66	0.71	0.82	0.89
Aluminium	US$/lb	0.70	0.61	0.65	0.70	0.72
Nickel	US$/lb	3.00	2.39	2.69	3.92	2.97
Gold	US$/oz	266	277	271	279	312

* *average of eight brokers' forecasts*

The average prices realised for 2002 will depend significantly on world industrial production performance.

Business Development

The Company continued work on a bankable feasibility study to develop the Corridor Sands project in Mozambique. The study will be completed in the first half of 2002, after which a review will be conducted to determine the next step for the project.

Exploration Group is now integrated into the newly created Business Strategy and Development Division where exploration opportunities will compete for risk capital with advanced development, technology and merger and acquisition opportunities. This enables projects that will provide the greatest strategic and commercial advantage to receive priority funding and resourcing.

The two most advanced exploration projects are West Musgrave (Australia) and Jinping (China). In both cases the target is nickel/copper.

Hedging

As a result of previous price risk management undertaken for the Company, the total revenue for the year, which would otherwise have been realised, was reduced by $348.3 million for currency, offset by $64.1 million benefit for gold and $2.1 million for nickel.

Separately, the Company closed out currency and gold hedge positions following the sale of the Gold business and brought to account $103.2 million of losses, partly offsetting a gain of $238.8 million on the sale of gold assets.

The Company has an existing currency hedge position which will be managed on an ongoing basis. For 2002, US$294 million has been sold using limiting cover at an average rate of 0.6752 and US$170 million using non-limiting cover at an average rate, including premium, of 0.5536.

A total of 83,000 ounces of gold is hedged for 2002 at an average price of A$500 an ounce.

There are no outstanding copper or nickel hedge positions for 2002. The full hedge position is disclosed in the financial statements. There are no off balance sheet positions.

Review of Operations and Comments by Directors (continued)

Interest

The net interest paid during the period of $153.4 million ($158.2 million) decreased in line with the level of debt.

Net interest expensed of $140.9 million ($148.1 million) decreased even with $24.9 million of the previous year's interest relating to the Queensland Fertilizer Project being capitalised.

Income Tax

The WMC Group generated an income tax credit of $76.3 million (excluding AWAC share of tax expense). The significant tax credit arose predominantly from the recognition of capital losses of approximately $255 million that were utilised to offset the gain on the sale of the gold assets.

Dividend Franking Credits

The dividend declared of 13 cents (20 cents) per share will be paid in May 2002 and be fully franked at the 30 per cent tax rate. The dividend franking account was restated to 30% on 1 July 2001 in line with legislative requirements.

As at 31 December 2001, there were $19.8 million of franking credits available. The amount and timing of the payment of the dividend takes into account the proceeds from the assets sales and receipt of a fully franked dividend of $126 million in the 2nd quarter of 2002 from Alcoa of Australia. The potential to frank future dividends will depend upon the amount of the dividend and the franking credits then available.

Native Title

The majority of the WMC group's interests fall within one or more of Applications for Native Title Determination. The applications are filed for hearing in the Federal Court of Australia. The WMC group cannot make any assessment whether existing assets or operations will be materially affected until it is determined what rights, if any, the applicants are entitled to.

Consideration of the implications of Federal Court Determinations make it evident there are complex legal and factual issues potentially affecting existing and future WMC interests. Accordingly, the impact of these developments cannot be determined at this time.

Share Buy Back

No shares were purchased as the Company used surplus cashflow to reduce debt and gearing to targeted levels.

Review of Operations and Comments by Directors (continued)

Events Subsequent to Balance Date

Sale of controlling interest in Central Norseman Gold Corporation Limited

The shareholders of Central Norseman Gold Corporation Limited ('CNGC'), of which WMC held a controlling interest of 50.48%, approved a proposed merger with Croesus Mining N.L. at a court ordered meeting on 11 January 2002. The merger effected by a Scheme of Arrangement was subsequently approved by the Supreme Court of Western Australia on 15 January 2002. Management of the Company passed from WMC Resources Ltd to Croesus Mining N.L on 18 January 2002.

WMC received 4 Croesus shares plus $2.03 cash for every 10 CNGC shares held. WMC has disposed its Croesus shares and this transaction resulted in total proceeds of $33.5 million and a pre-tax profit of $27.2 million, which has not been brought to account as at 31 December 2001.

Proceeds from the close out of some interest rate swap hedge positions

In January 2002, WMC received proceeds in the amount of $71 million in relation to closing out its interest rate swap hedge positions. This transaction has not been brought to account as at 31 December 2001.

There were no significant changes in accounting policies.

Further Information

Further information on WMC's business and results may be accessed on our Internet site **(www.wmc.com).**

Annual General Meeting

The Annual General Meeting of WMC Limited will be held as follows:

Place: Melbourne Convention Centre, Melbourne, Australia

Date: 18 June 2002

Time: 9.00 am

In order to save costs of holding two separate meetings, being the Annual General Meeting and the Extraordinary General Meeting to consider the demerger, WMC Limited applied for and was granted approval by the Australian Securities and Investments Commission to extend the period by which WMC would otherwise be required to hold its AGM under the Corporations Act 2001. Under the terms of the approval, the AGM must be held no later than 30 June 2002.

The 2001 Annual Report of WMC Limited will be available approximately March 2002.

Compliance Statement

1. This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act 2001.
2. This report gives a true and fair view of the matters disclosed.
3. This report is based on and uses the same accounting policies as the financial report prepared under the Corporations Act 2001 which has been audited.
4. WMC Limited has a formally constituted audit committee.

P J HORTON	26 FEBRUARY 2002
COMPANY SECRETARY	**DATE**

ASX
Australian Stock Exchange Limited.

Bauxite
An aluminium oxide, the principal ore of alumina.

Causticisation
A process which improves productivity at a refinery by reducing the amount of carbonate in the Bayer circuit liquor. Other benefits include improved lime efficiency and a decrease of alkalinity in mud residue.

Commissioned
Bringing into operation of plant and/or equipment to a rate approximating its design capacity.

Consolidated
The 100% consolidation of entities controlled by WMC together with the equity method consolidation of corporate entities over which it exerts significant influence but not control. Unincorporated joint ventures are consolidated on a proportionate basis.

Di-ammonium Phosphate – DAP
A hi-analysis fertilizer used on broad-acre crops such as cereals, row crops, legumes, pastures, fodder and horticultural crops to provide the essential nutrients and phosphorus.

Frequency Rate (FR)
Number of lost time and medically treated injuries per million hours exposure

GAAP
Generally accepted accounting principles.

Interest Cover
Earnings before interest and taxes / Gross interest expense incurred (excluding interest expense related to cross currency swaps and interest rate swaps) before subtracting capitalised interest.

LME
London Metal Exchange.

Lost Time Injury (LTI)
An injury that results in at least one full shift being lost at some time (not necessarily immediately) after the shift during which the injury occurred, providing it is not a rostered day off.

Matte
The output of a smelter, being predominantly sulphides of the metal plus some impurities. This is typically fed to a refinery for pure metal production. Matte can be sold as a commercial product in its own right.

Medically Treated Injury (MTI)
Injuries that do not result in lost work days, but require medical treatment (including Restricted Work).

Mineral
A naturally occurring element or chemical compound.

Mono-ammonium Phosphate - MAP

Mono-ammounium phosphate is a fertilizer that assists with early crop growth and enhances phosphorous uptake in broad-acre crops. Oftern referred to as MAP.

Open Cut

A mine at the earth's surface as distinct from an underground mine.

Operating Cashflow to Debt

Annualised operating cashflow / Net debt.

RONA

Business Units	Operating Profit Before Tax and Significant Items/Net Assets
WMC Group	Equity Profit After Tax and Significant Items/Net Assets

Sulphides

A compound of metal elements and sulphur.

Unit Cost of Sales

'**Unit Cost of Sales**' is '**Total Cost of Sales**' less co-product revenue divided by product sold. '**Total Cost of Sales**' includes all production and non production costs, and stock movements.